Exhibit 99.1

each
and
every
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2015 information circular

TELUS

the future is friendly®

who we are	what’s inside

TELUS is Canada’s fastest-growing national telecommunications company, with $12 billion of annual revenue and 13.7 million customer connections, including 8.1 million wireless subscribers, 3.2 million wireline network access lines, 1.5 million Internet subscribers and 916,000 TELUS TV® customers. TELUS provides a wide range of communications products and services, including wireless, data, Internet protocol (IP), voice, television, entertainment and video, and is one of Canada’s largest healthcare IT providers. In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed more than $396 million to charitable and not-for-profit organizations and volunteered six million hours of service to local communities since 2000.

our values

•   We embrace change and initiate opportunity

•   We have a passion for growth

•   We believe in spirited teamwork

•   We have the courage to innovate

	Notice of annual general meeting	1
	Frequently asked questions	2
	Business of the meeting
	1. Report of management and consolidated financial report	6
	2. Election of directors	6
	3. Appointment of auditors	7
	4. Approval of executive compensation approach – say on pay	7
	About our Board of Directors	8
	Corporate governance in 2014	23
	Statement of TELUS’ corporate governance practices	24
	Committee reports
	Corporate Governance Committee	37
	Pension Committee	40
	Audit Committee	42
	Human Resources and Compensation Committee	45
	Executive compensation at TELUS	50
	Report to Shareholders	51
	Compensation discussion and analysis	55
	Executive compensation summary	80
	TELUS’ equity compensation plans	93
	Additional information	101
	Appendix A: Terms of reference for the Board of Directors	102

Copyright ® 2015 TELUS Corporation. All rights reserved. All financial information is reported in Canadian dollars unless otherwise specified.

Notice of annual general meeting

The annual general meeting (Meeting) of shareholders of TELUS Corporation (the Company or TELUS) will be held on Thursday, May 7, 2015 at 10:00 a.m. (MT) at the Fairmont Hotel Macdonald located at 10065 100th Street, Edmonton, Alberta.

The Board of Directors (Board) has approved in substance the content and sending of this information circular to the holders of Common Shares (Shareholders).

At the Meeting, shareholders will:	Vancouver, British Columbia

1. Receive the Company’s 2014 audited Consolidated financial statements together with the report of the auditors on those statements	Dated March 18, 2015. By order of the Board of Directors

2. Elect directors of the Company for the ensuing year	Monique Mercier Executive Vice-President, Corporate Affairs, Chief Legal Officer and Corporate Secretary
3. Appoint Deloitte LLP as auditors for the ensuing year and authorize the directors to fix their remuneration
4. Consider an advisory resolution on the Company’s approach to executive compensation.

and transact any other business that may properly come before the Meeting and any postponement or adjournment thereof.

Shareholders who cannot attend this Meeting may vote by proxy. Simply sign and return your proxy or voting instruction form by mail or hand delivery or submit a telephone or Internet proxy by following the instructions starting on page 2 in this information circular or the instructions on the paper proxy or voting instruction form.

To be valid, your proxies must be received by TELUS’ Corporate Secretary, c/o Computershare Trust Company of Canada (Computershare) at 8th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, by 5:00 p.m. (ET) on May 5, 2015 or, if the Meeting is adjourned or postponed, by 5:00 p.m. (ET) on the second-last business day before the reconvened Meeting date. TELUS reserves the right to accept late proxies and to waive the proxy deadline, with or without notice, but is under no obligation to accept or reject any particular late proxy.

TELUS 2015 INFORMATION CIRCULAR • 1

Frequently asked questions

Meeting materials

Why did I receive a notice in the mail regarding the electronic availability of the information circular and the annual report instead of receiving a paper copy?

Canadian securities rules (Notice and Access) permit us to provide you with electronic access to the information circular and the annual report (the Meeting materials) for the Meeting instead of sending you a paper copy. This is more environmentally friendly as it helps reduce paper use. It also decreases the cost of printing and mailing materials to Shareholders. The notice you received includes instructions on how to access and review an electronic copy of our information circular and annual report or how to request a paper copy. The notice also provides instructions on voting by proxy at the Meeting. If you would like to receive a paper copy of our information circular and annual report, please follow the instructions in the notice.

Why did I receive a paper copy of the information circular and annual report with a notice regarding their electronic availability?

For those Shareholders who have already provided instructions to receive paper copies of Meeting materials, we sent you a paper copy again this year, along with the notice regarding its electronic availability.

Meeting procedures

Who can vote at the Meeting, what are we voting on and what is required for approval?

If you hold Common Shares (Shares) as of the close of business on March 10, 2015 (the Record Date), you can cast one vote for each Share you hold on that date on the following items of business:

•     The election of directors

•     The appointment of auditors

•     The approval of the Company’s approach to executive compensation.

All of these items require approval by a majority of votes cast by Shareholders.

How many Shareholders do you need to reach a quorum?

We need to have at least two people present at the Meeting who hold, or represent by proxy, in the aggregate at least 25 per cent of the issued and outstanding Shares entitled to be voted at the Meeting. On March 10, 2015, the Company had 607,003,209 Shares outstanding.

Does any Shareholder beneficially own 10 per cent or more of the outstanding Shares?

No. To the knowledge of the directors and senior officers of TELUS, as of March 10, 2015, no one beneficially owns, directly or indirectly, or exercises control or direction over, 10 per cent or more of the outstanding Shares.

Voting procedures

Am I a registered or non-registered Shareholder?

You are a registered Shareholder if you have a share certificate or Direct Registration System (DRS) Advice issued in your name.

You are a non-registered Shareholder if:

1.    Your Shares are registered in the name of an Intermediary (for example, a bank, trust company, trustee, investment dealer, clearing agency or other institution), or

2.    You hold your Shares through the Employee Share Purchase Plan (the Employee Shares), for which Computershare is the trustee.

How can I vote if I am a registered Shareholder?

As a registered Shareholder, you can vote in any of the following ways:

•     By attending the Meeting and voting in person

•     By appointing someone else as proxy to attend the Meeting and vote your Shares for you

•     By completing your proxy form and returning it by mail or hand delivery, following the instructions on your proxy

•     By phoning the toll-free telephone number shown on your proxy form. To vote by phone, simply refer to your control number (shown on your proxy form) and follow the instructions. Note that you cannot appoint anyone other than Dick Auchinleck or Darren Entwistle as your proxy if you vote by phone

•     By Internet by visiting the website shown on your proxy form. Refer to your control number (shown on your proxy form) and follow the online voting instructions.

2  •  TELUS 2015 INFORMATION CIRCULAR

How can I vote if I am a non-registered Shareholder?

If you are a non-registered Shareholder and you receive your materials through an Intermediary, complete and return the form(s) your Intermediary provided to you or otherwise follow the instructions in such forms.

How can I vote if I hold Employee Shares?

If you hold Employee Shares, you can direct Computershare, in its capacity as trustee of your Employee Shares, to vote your Employee Shares as you instruct. You can give instructions to Computershare:

•     By completing your voting instruction form and returning it by mail or hand delivery, following the instructions on the form

•     By phoning the toll-free telephone number shown on your voting instruction form. To vote by phone, simply refer to your control number (shown on your form) and follow the instructions. Note that you cannot appoint anyone other than Dick Auchinleck or Darren Entwistle as your proxy if you vote by phone

•     By Internet by visiting the website shown on your voting instruction form. Refer to your control number (shown on your form) and follow the online voting instructions.

Your Employee Shares will be voted for, voted against or withheld from voting only in accordance with your instructions. If your voting instruction form is not received by Computershare in its capacity as trustee according to the above procedures, your Employee Shares will not be voted by Computershare.

What if I hold other Shares in addition to my Employee Shares?

If you hold Shares other than Employee Shares, you must complete and return another proxy form to vote those Shares. Please review the above questions and answers on how to vote those Shares.

How do I appoint someone else to go to the Meeting and vote my Shares for me?

Two directors of the Company, Dick Auchinleck and Darren Entwistle, have been named in the proxy form to represent Shareholders at the Meeting. You can appoint someone else to represent you at the Meeting by completing a paper proxy or Internet proxy and inserting the person’s name in the appropriate space on the proxy form, or by completing another acceptable paper proxy. The person you appoint does not need to be a Shareholder but must attend the Meeting to vote your Shares.

Is there a deadline for my proxy to be received?

Yes. Whether you vote by mail, telephone or Internet, your proxy must be received by TELUS’ Corporate Secretary, c/o Computershare (8th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1), no later than 5:00 p.m. (ET) on May 5, 2015. If the Meeting is adjourned or postponed, your proxy must be received by 5:00 p.m. (ET) on the second-last business day before the reconvened Meeting date. Note that if you are a non-registered Shareholder, your Intermediary will need your voting instructions sufficiently in advance of this deadline to enable your Intermediary to act on your instructions prior to the deadline.

How will my Shares be voted if I return a proxy?

By completing and returning a proxy, you are authorizing the person named in the proxy to attend the Meeting and vote your Shares on each item of business that you are entitled to vote on, according to your instructions. If you have appointed Dick Auchinleck or Darren Entwistle as your proxy and you do not provide them with instructions, they will vote your Shares in favour of:

•     Electing as a director each person nominated by the Company

•     Appointing Deloitte LLP as auditors and authorizing the directors to fix their remuneration

•     Accepting the Company’s approach to executive compensation.

Your voting instructions provided by proxy give discretionary authority to the person you appoint as proxyholder to vote as he or she sees fit on any amendment or variation to any of the matters identified in the Notice of annual meeting above and any other matters that may properly be brought before the Meeting, to the extent permitted by law, whether or not the amendment or other matter that comes before the Meeting is or is not routine and whether or not the amendment or other matter that comes before the Meeting is contested. As of March 10, 2015, no director or senior officer of the Company is aware of any variation, amendment or other matter to be presented for a vote at the Meeting.

TELUS 2015 INFORMATION CIRCULAR • 3

What if I change my mind?

If you are a registered Shareholder and have voted by proxy, you may revoke your proxy by providing new voting instructions on a proxy form with a later date, or at a later time if you are voting by telephone or on the Internet. Any new voting instructions, however, will only take effect if received by TELUS’ Corporate Secretary, c/o Computershare (8th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1), by 5:00 p.m. (ET) on May 5, 2015 or, if the Meeting is adjourned or postponed, by 5:00 p.m. (ET) on the second-last business day before the date of the reconvened Meeting. You may also revoke your proxy without providing new voting instructions by delivering a revocation of proxy to the registered office of the Company, to the attention of TELUS’ Corporate Secretary, 5 – 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7, any time up to 5:00 p.m. (PT) on May 6, 2015 or, if the Meeting is adjourned or postponed, by 5:00 p.m. (PT) on the business day before the date of the reconvened Meeting.

You may also revoke your proxy and vote in person at the Meeting, or any adjournment thereof, by delivering a form of revocation of proxy to the Chair of the Meeting at the Meeting before the vote for which the proxy is to be used is taken. You may also revoke your proxy in any other manner permitted by law.

If you are a non-registered Shareholder, you may revoke your proxy or voting instructions by contacting your Intermediary.

If you hold Employee Shares and you have voted by submitting your voting instruction form, you may revoke it by providing new voting instructions on another voting instruction form with a later date, or at a later time if you are voting by telephone or on the Internet. Any new voting instructions, however, will only take effect if received by 5:00 p.m. (ET) on May 5, 2015 or, if the Meeting is adjourned or postponed, by 5:00 p.m. (ET) on the second-last business day before the date of the reconvened Meeting. You may also revoke your previous voting instructions without providing new voting instructions by delivering a revocation of voting instruction form to the registered office of the Company, to the attention of

TELUS’ Corporate Secretary, 5 – 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7, any time up to 5:00 p.m. (PT) on May 6, 2015 or, if the Meeting is adjourned or postponed, by 5:00 p.m. (PT) on the business day before the date of the reconvened Meeting or by delivering a form of revocation of proxy to the Chair of the Meeting at the Meeting before the vote for which the proxy is to be used is taken.

Is my vote by proxy confidential?

Yes. All proxies are received, counted and tabulated by our transfer agent, Computershare, in a way that preserves the confidentiality of individual Shareholders’ votes, except:

•     As necessary to meet applicable law

•     In the event of a proxy contest

•     In the event a Shareholder has made a written comment on the proxy.

Who is soliciting my proxy?

Your proxy is being solicited by TELUS management and the Company will pay for the cost of solicitation. TELUS management will solicit proxies either by mail to your latest address shown on the register of Shareholders or by electronic mail to the email address you provided. Additionally, TELUS employees or agents may solicit proxies by telephone or other ways at a nominal cost to the Company. We may also use the services of an outside agency to solicit proxies on behalf of the Company. The cost of such solicitation will be borne by the Company.

What if I have more questions?

Please contact Computershare if you have additional questions regarding the Meeting:

•	phone:	1-800-558-0046 (toll-free within North America)

+1 (514) 982-7129 (outside North America)

•	email:	telus@computershare.com

•	mail:	Computershare Trust Company of Canada

8th floor, 100 University Avenue

Toronto, Ontario M5J 2Y1

4  •  TELUS 2015 INFORMATION CIRCULAR

Ownership and voting restrictions

What are the restrictions on the ownership of Shares by non-Canadians?

As a communications provider of wireline, wireless and digital television services, the Company and certain of its subsidiaries must comply with the restrictions on ownership and control of voting shares by non-Canadians prescribed by Canadian laws, namely the Telecommunications Act, the Broadcasting Act, and the regulations and other instruments issued under such Acts. Specifically, in order to maintain the eligibility of certain of its subsidiaries to operate as Canadian carriers, the Telecommunications Act and underlying regulations require, among other things, that the level of Canadian ownership and control of the Company’s Shares must not be less than 66 2/3 per cent and the Company must not otherwise be controlled by non-Canadians. Substantially similar rules apply under the Broadcasting Act but an additional requirement under the Broadcasting Act is that the chief executive officer of a company that is a licensed broadcasting undertaking must be a Canadian citizen or a permanent resident of Canada.

The regulations underlying the Telecommunications Act give the Company, which is a carrier-holding corporation of Canadian carriers, certain powers to monitor and control the level of non-Canadian ownership and control of voting Shares. These powers and constraints have been incorporated into the Articles of TELUS (Articles) and were extended to also ensure compliance under both the Radiocommunication Act and the Broadcasting Act. These powers include the right to (i) refuse to register a transfer of voting Shares to a non-Canadian, (ii) repurchase or redeem excess voting Shares from a non-Canadian or require a non-Canadian to sell any voting Shares if that person’s holdings would affect TELUS’ compliance with foreign ownership restrictions, and (iii) suspend the voting rights attached to the voting Shares considered to be owned or controlled by non-Canadians. The Company monitors the level of non-Canadian ownership of its Shares and provides periodic reports to the Canadian Radio-television and Telecommunications Commission (CRTC).

TELUS 2015 INFORMATION CIRCULAR • 5

Business of the meeting

Report of management and consolidated financial report

The report of management and the audited Consolidated financial statements for the year ended December 31, 2014, including Management’s discussion and analysis, are contained in the TELUS 2014 annual report. All Shareholders received a copy of the 2014 annual report by Notice and Access or by mail.

If you did not receive a copy, you may view it online at telus.com/annualreport or obtain a copy upon request to TELUS’ Corporate Secretary at 5 – 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7.

Election of directors

General

The Board has fixed the number of directors at 15, in accordance with the Articles. At the Meeting, we will ask you to vote for the election of the 15 nominees proposed by the Company as directors. All of the nominees, other than Lisa de Wilde and Sabi Marwah, were elected as directors at last year’s annual meeting. Lisa joined the Board on February 1, 2015 and Sabi is a new nominee who has not yet joined the Board. See page 8 for biographical information about all the directors.

Charlie Baillie, an independent director who has served as a TELUS director since 2003, has decided to retire and will not be standing for re-election at the Meeting. In addition to his other duties as a Board and committee member, Charlie served as Chair of the Human Resources and Compensation Committee from 2007 to 2014. In that capacity, Charlie’s duties also included regular meetings with representatives from the Canadian Coalition for Good Governance and other shareholder advocacy groups to learn from their perspective when guiding TELUS’ executive compensation practices and disclosure. His efforts have been important in allowing us to properly consider the interests of our Shareholders and to facilitate a deeper understanding of our approach to executive compensation. We thank Charlie for his contributions to TELUS.

Each Shareholder will be entitled to vote for, or withhold his or her votes from, the election of each director. Dick Auchinleck and Darren Entwistle have been named in the proxy as proxyholders (the management proxyholders), and they intend to vote FOR the election of all 15 nominees whose names and biographies are set forth on pages 8 to 16, except in relation to Shares held by a Shareholder who instructs otherwise.

Our majority voting policy applies to this election. Under this policy, a director who is elected in an uncontested election with more votes withheld than voted in favour of his or her election will be required to tender his or her resignation to the Chair of the Board. The resignation will be effective when accepted by the Board. The Board expects that resignations will be accepted, unless extenuating circumstances warrant a contrary decision. We will announce the Board’s decision (including the reason for not accepting any resignation) by news release within 90 days of the Meeting where the election was held. You can download a copy of our majority voting policy at telus.com/governance.

We believe that all 15 nominees are able to serve as directors. Unless his or her office is vacated in accordance with applicable law or the Articles, each director elected at the Meeting will hold office until the next annual meeting or until his or her successor is elected or appointed.

Advance notice

In 2013, Shareholders approved the adoption in our Articles of an advance notice requirement for director nominations. Shareholders who wish to nominate candidates for election as directors must provide timely notice in writing to Monique Mercier, Executive Vice-President, Corporate Affairs, Chief Legal Officer and Corporate Secretary, 8 – 555 Robson Street, Vancouver, B.C., V6B 3K9, and include the information set forth in our Articles. The notice must be made not less than 30 days nor more than 65 days prior to the date of the Meeting. See our Articles, available on sedar.com.

6  •  TELUS 2015 INFORMATION CIRCULAR

Appointment of auditors

Deloitte LLP (Deloitte) have been our external auditors since 2002. They were last re-appointed at our annual meeting on May 8, 2014.

Upon the recommendation of the Audit Committee and the Board, Shareholders will be asked at the Meeting to approve the appointment of Deloitte as auditors and authorize the directors to fix the auditors’ remuneration for the ensuing year.

The management proxyholders intend to vote FOR the appointment of Deloitte as auditors of the Company, except in relation to Shares held by a Shareholder who instructs otherwise.

Summary of billings and services by the external auditors for 2013 and 2014

Fees billed for services provided by Deloitte for 2013 and 2014 are as follows:

		2013		2014
Type of work	($)%		($)%
Audit fees[1]	3,328,775	93.9	4,039,975	87.1
Audit-related fees[2]	158,165	4.5	135,067	2.9
Tax fees[3]	30,000	0.8	385,499	8.3
All other fees[4]	28,300	0.8	78,288	1.7
Total	3,545,240	100	4,638,829	100

1     Includes fees for services rendered by Deloitte in relation to the audit and review of our financial statements and in connection with our statutory and regulatory filings.

2     Includes fees for services rendered by Deloitte in relation to the audit or review of our financial statements that were not part of audit fees.

3     Relates to tax compliance, tax advice and tax planning.

4     Includes fees for services rendered by Deloitte that were not in relation to the audit or review of our financial statements, such as spectrum-specific procedures (2013) and sustainability diagnostics procedures (2014).

Approval of executive compensation approach – say on pay

In 2010, the Board approved a policy on say on pay and shareholder engagement. The policy establishes the framework for conducting an annual non-binding advisory vote by Shareholders on executive compensation. The first such vote was conducted at the 2011 annual general meeting. The form of resolution we are asking Shareholders to vote on at the Meeting is below:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the Shareholders accept the approach to executive compensation disclosed in the Company’s information circular furnished in advance of the 2015 annual general meeting of Shareholders.

Since this is an advisory vote, the results will not be binding on the Board. The Board remains fully responsible for its compensation decisions and is not relieved of this responsibility by a positive or negative advisory vote. However, the Board will take the results of the vote into account when considering future compensation policies, procedures and decisions and in determining whether there is a need to increase its engagement with Shareholders on compensation and related matters. For information on our approach to executive compensation, see pages 55 to 79.

The management proxyholders intend to vote FOR TELUS’ approach to executive compensation, except in relation to Shares held by a Shareholder who instructs otherwise. In 2014, our approach to executive compensation received the support of 95.3 per cent of the votes cast by Shareholders.

TELUS 2015 INFORMATION CIRCULAR • 7

About our Board of Directors

Director biographies

This section provides information on each person nominated for election as director. We determined the total market value of equity in 2014 by multiplying the number of Shares or deferred share units (DSUs) held by a director by $41.89, which was the closing price of the Shares on December 31, 2014. For 2013, we multiplied the number of Shares or DSUs held by a director by $36.56, which was the closing price of the Shares on December 31, 2013. DSUs are granted under the Directors Deferred Share Unit Plan (see page 97 for plan details). To determine whether directors met the share ownership target, for 2014 we used the increased share ownership target adopted on April 1, 2014 (see page 21 for details) and for 2013 we used the previous share ownership target ($500,000 for non-management directors).

	R.H. (Dick) Auchinleck

Dick Auchinleck is a corporate director and Lead Director of the Board of TELUS Corporation. He is also currently the lead director of ConocoPhillips, an oil and gas company. Dick was employed by Gulf Canada Resources Limited for 25 years, retiring in 2001 as President and Chief Executive Officer after the sale of the company to Conoco Inc. Dick has a Bachelor of Applied Science (Chemical Engineering) from the University of British Columbia.

	Victoria, British Columbia, Canada

	Age: 63

	Director since: 2003

	Independent		Attendance record – 100% Board – 8 of 8 Corporate Governance – 3 of 3[1] Human Resources and Compensation – 6 of 6[1]	Current directorships ConocoPhillips (lead director) (public) Past directorships (2009 to 2014) EPCOR Centre for the Performing Arts (not-for-profit) Enbridge Income Fund Holdings Inc. (public)

	TELUS Committees:

`	Eligible but not currently a member of any committee[1]

	Areas of expertise:

	• Senior executive/strategic leadership

	• Governance

	• Risk management

	Total compensation for 2014: $299,345

	Securities held and total market value as at December 31, 2013 and 2014:
	Year	Shares	DSUs	Total market value of equity		Meets share ownership target
	2014	18,370	124,872	$6,000,407		Yes (6.9x)
	2013	18,370	113,017	$4,803,509		Yes (9.6x)
	Increase	–	11,855	$1,196,898
	Voting results of 2014 annual meeting:
				Votes for	Votes withheld	Total votes cast
	Number of votes			354,188,917	3,421,522	357,610,439
	Percentage of votes			99.04%	0.96%	100%

1     Upon becoming Lead Director in May 2014, Dick ceased to be a member of committees of the Board (previously he was a member of the Corporate Governance Committee and the Human Resources and Compensation Committee). However, he regularly attends committee meetings.

8  •  TELUS 2015 INFORMATION CIRCULAR

	Micheline Bouchard

Micheline Bouchard is a professional engineer and corporate director. She previously served as President and Chief Executive Officer of ART Advanced Research Technologies, a biomedical company, from 2002 until July 2006. Prior to that, Micheline was Global Corporate Vice-President of Motorola Inc. in the U.S. after serving as President and Chief Executive Officer of Motorola Canada Inc. She holds a Bachelor’s in Applied Sciences (Engineering Physics) and a Master’s in Applied Sciences (Electrical Engineering) from École Polytechnique, Montreal, Quebec, and numerous Honorary Doctorates. Micheline is a Member of the Order of Canada, a Member of the National Order of Quebec, a certified member of the Institute of Corporate Directors and a recipient of the Gold Medal Award from Engineers Canada.

	Montreal, Quebec, Canada

	Age: 67

	Director since: 2004

	Independent

	TELUS Committees:

	• Human Resources and Compensation

	• Pension		Attendance record – 100% Board – 8 of 8 Human Resources and Compensation – 8 of 8 Pension – 4 of 4

Current directorships

Hatley Advisory Council (consulting)

Public Sector Pension Investment Board

(Crown corporation)

International Women’s Forum (not-for-profit)

Past directorships (2009 to 2014)

Citadel Group of Funds (investment fund)

Dominion Diamond Corporation (formerly

Harry Winston Diamond Corporation) (public)

Home Capital/Home Trust (public)

Telefilm Canada (not-for-profit)

	Areas of expertise:

	• Senior executive/strategic leadership

	• Executive compensation/HR

	• Industry knowledge
`

	Total compensation for 2014: $237,200

	Securities held and total market value as at December 31, 2013 and 2014:
	Year	Shares	DSUs	Total market value of securities held		Meets share ownership target
	2014	10,799	72,111	$3,473,109		Yes (5.4x)
	2013	10,393	66,213	$2,800,715		Yes (5.6x)
	Increase	406	5,898	$672,394
	Voting results of 2014 annual meeting:
				Votes for	Votes withheld	Total votes cast
	Number of votes			355,790,940	1,819,498	357,610,438
	Percentage of votes			99.49%	0.51%	100%

TELUS 2015 INFORMATION CIRCULAR • 9

R. John Butler, Q.C.

John Butler is a lawyer and counsel to Bryan & Company, a law firm, with over 40 years of legal experience in commercial real estate and leasing, lending, property development and commercial arbitration and mediation. He is also currently a member of the investment committee of the Board of Governors of the University of Alberta. John holds a Bachelor of Arts and a Bachelor of Laws from the University of Alberta.

Edmonton, Alberta, Canada

Age: 71

Director since[1]: 1999

Independent	Attendance record – 100% Board – 8 of 8 Human Resources and Compensation – 8 of 8 Pension – 4 of 4

Current directorships

Enoch First Nations Business Income Trust

Investment Committee, University of Alberta
Board of Governors

Past directorships (2009 to 2014)

Trans Global Insurance Company (private)

Trans Global Life Insurance Company (private)

Liquor Stores N.A. Ltd. (public)

Canadian Football League, Board of Governors

TELUS Committees:

• Human Resources and Compensation (Chair)

• Pension

Areas of expertise:

• Senior executive/strategic leadership

• Executive compensation/HR

• Governance

Total compensation for 2014: $258,488

Securities held and total market value as at December 31, 2013 and 2014:
Year	Shares	DSUs	Total market value of securities held		Meets share ownership target
2014	10,494	83,197	$3,924,716		Yes (6.1x)
2013	10,494	76,437	$3,178,197		Yes (6.4x)
Increase	–	6,760	$746,519
Voting results of 2014 annual meeting:
			Votes for	Votes withheld	Total votes cast
Number of votes			355,431,049	2,179,390	357,610,439
Percentage of votes			99.39%	0.61%	100%

1   John was a director of one of the Company’s predecessors from 1995 to 1999.

Raymond T. Chan

Ray Chan is Chairman of Baytex Energy Corp. in Alberta. He has held senior executive positions in Canada’s oil and gas industry since 1982. He was Chief Financial Officer of Baytex from 1998 to 2003 and Chief Executive Officer until 2008, when he assumed the role of Executive Chair. In 2014, he became Chairman of Baytex in a non-executive capacity. Ray also serves as a director of TORC Oil & Gas Ltd. and has served on the boards of the TMX Group and the Alberta Children’s Hospital Foundation. Ray holds a Bachelor of Commerce from the University of Saskatchewan and is a Chartered Professional Accountant.

Calgary, Alberta, Canada

Age: 59

Director since: 2013

Independent

TELUS Committees:	Attendance record – 100% Board – 8 of 8 Audit – 5 of 5 Human Resources and Compensation – 8 of 8

Current directorships

Baytex Energy Corp. (Chair) (public)

TORC Oil & Gas Ltd. (public)

Past directorships (2009 to 2014)

Alberta Children’s Hospital Foundation
(not-for-profit)

The TMX Group Inc. (public)

WestFire Energy Ltd. (public)

Results Energy Inc. (public)

• Audit

• Human Resources and Compensation

Areas of expertise:

• Senior executive/strategic leadership

• Finance and accounting

• Governance

Total compensation for 2014: $231,664

Securities held and total market value as at December 31, 2013 and 2014:
Year	Shares	DSUs	Total market value of securities		Meets share ownership target
2014	20,000	6,219	$1,098,314		Yes (1.7x)
2013	20,000	2,796	$833,422		Yes (1.7x)
Increase	–	3,423	$264,892
Voting results of 2014 annual meeting:
			Votes for	Votes withheld	Total votes cast
Number of votes			353,181,970	4,428,468	357,610,438
Percentage of votes			98.76%	1.24%	100%

10  •  TELUS 2015 INFORMATION CIRCULAR

Stockwell Day

Stockwell Day is a strategic advisor and consultant. He has served at the provincial and federal levels of government for over 25 years. From 1986 to 2000, Stockwell served with the Alberta government in a variety of roles including Minister of Labour, Minister of Social Services, Provincial Treasurer, and Minister of Finance. From 2000 to 2011, Stockwell served as a Member of Parliament with the federal government, holding various positions including Leader of the Official Opposition, Minister of Public Safety, Minister of International Trade, Minister for the Asia-Pacific Gateway, Senior Minister Responsible for British Columbia and President of the Treasury Board. He did not seek re-election in the 2011 general election. Stockwell is also senior strategic advisor of McMillan LLP, and advisory chair of RCI Capital Group Inc. Stockwell attended the University of Victoria and has Honorary Doctorates from the University of St. Petersburg, Russia and Trinity Western University. He is a Distinguished Fellow of the Asia Pacific Foundation of Canada.

Vancouver, British Columbia, Canada

Age: 64

Director since: 2011

Independent

TELUS Committees:

• Human Resources and Compensation

• Pension	Attendance record – 100% Board – 8 of 8 Human Resources and Compensation – 8 of 8 Pension – 4 of 4

Current directorships

WesternOne Inc. (public)

Baylin Technologies Inc. (public)

Pacific Future Energy (private)

Canada China Business Council (not-for-profit)

Canada-India Business Council (not-for-profit)

Centre for Israel and Jewish Affairs (not-for-profit)

International Fellowship of Christians and Jews
(Chair) (not-for-profit)

RCI Capital Group (private)

AWZ Ventures (private)

Past directorships (2009 to 2014)

Sunlogics Plc (private)

Concordia University College, Alberta
(Board of Governors)

HOMEQ Corporation (private)

Areas of expertise:

• Senior executive/strategic leadership

• Finance and accounting

• Government/regulatory affairs

Total compensation for 2014: $234,362

Securities held and total market value as at December 31, 2013 and 2014:
Year	Shares	DSUs	Total market value of securities		Meets share ownership target
2014	3,279	15,499	$786,619		Yes (1.2x)
2013	2,474	11,734	$519,444		Yes (1x)
Increase	805	3,765	$267,175
Voting results of 2014 annual meeting:
			Votes for	Votes withheld	Total votes cast
Number of votes			356,183,183	1,427,255	357,610,438
Percentage of votes			99.60%	0.40%	100%

TELUS 2015 INFORMATION CIRCULAR • 11

Lisa de Wilde

Lisa de Wilde is Chief Executive Officer of the Ontario Educational Communications Authority (TVO), a position she has held since 2005. Prior to joining TVO, Lisa was President and CEO of Astral Television Networks. Lisa currently serves on the Board of EnerCare Inc., is Chair of the Toronto International Film Festival’s Board of Directors and is a member of the advisory board of the University of Toronto’s Mowat Centre for Policy Innovation. She holds a Bachelor of Arts and a Bachelor of Laws from McGill University. In 2009, Lisa was recognized with the Women’s Executive Network Canada’s Most Powerful Women Top 100 award and, in 2013, was awarded the Queen Elizabeth II Diamond Jubilee Medal for her support and dedication to scientific literacy.

Toronto, Ontario, Canada

Age: 58

Director since: 2015

Independent

TELUS Committees:

• Audit
Attendance record N/A

Current directorships

EnerCare Inc. (public)

Toronto International Film Festival (Chair)
(not-for-profit)

Canadian Digital Media Network Advisory
Board (advisory)

Mowat Centre for Policy Innovation (advisory)

Past directorships (2009 to 2014)

ORION (Ontario Research and Innovation
Optical Network)

Noranda Income Fund (Chair of the Board
of Trustees) (public)

Government of Ontario, Task Force on
Competitiveness, Productivity and
Economic Progress

Areas of expertise:

• Senior executive/strategic leadership

• Industry knowledge

• Government/regulatory affairs

Total compensation for 2014: N/A

Securities held and total market value as at December 31, 2013 and 2014:
Year	Shares	DSUs	Total market value of securities held	Meets share ownership target
2014	N/A	N/A	N/A	N/A
2013	N/A	N/A	N/A	N/A
Voting results of 2014 annual meeting:
N/A

Darren Entwistle

Darren Entwistle is Executive Chair of the Board of TELUS Corporation, a position he has held since May 2014. Prior to that, Darren was President and Chief Executive Officer (CEO) of TELUS Corporation for 14 years. Previously, Darren spent seven years on the senior leadership team at Cable & Wireless in the United Kingdom, culminating with his appointment as President for the United Kingdom and Ireland operations in 1999. Darren holds a Bachelor of Economics (Honours) from Concordia University in Montreal, an MBA (Finance) from McGill University and a Diploma in Network Engineering from the University of Toronto. He is also an Honorary Fellow of the Royal Conservatory, has Honorary Doctorates of Laws from McGill University, Concordia University and the University of Alberta, and an Honorary Degree in Business Administration from the Northern Alberta Institute of Technology.

Vancouver, British Columbia, Canada

Age: 52

Director since: 2000

Not independent

TELUS Committees:

Not eligible[1]
Attendance record – 100% Board – 8 of 8	Current directorships George Weston Limited (public) Canadian Council of Chief Executives (not-for-profit) Canadian Board Diversity Council (not-for-profit) Past directorships (2009 to 2014) N/A

Areas of expertise:

• Senior executive/strategic leadership

• Technology knowledge

• Industry knowledge

No compensation received for services as director

Please see pages 79, 80 and 82 for details on securities held and compensation received for 2014 as President and CEO and as Executive Chair.
Voting results of 2014 annual meeting:
	Votes for	Votes withheld	Total votes cast
Number of votes	353,085,061	4,525,378	357,610,439
Percentage of votes	98.73%	1.27%	100%

1   Darren is not a member of any Board committee, but regularly attends committee meetings.

12  •  TELUS 2015 INFORMATION CIRCULAR

Ruston (Rusty) E.T. Goepel

Rusty Goepel is Senior Vice-President of Raymond James Financial Ltd., an investment firm, and brings with him many years of valuable experience in financial markets. He holds a Bachelor of Commerce from the University of British Columbia and is a recipient of the Queen’s Golden Jubilee Medal for Business Leadership and Community Services and the Diamond Jubilee Medal for his contributions to the Canadian investment industry.

Vancouver, British Columbia, Canada

Age: 72

Director since: 2004

Independent	Attendance record – 89% Board – 7 of 8 Audit – 5 of 5 Corporate Governance – 4 of 5

Current directorships

Amerigo Resources Ltd. (public)

Baytex Energy Corp. (public)

Yellow Point Equity Partners, LP
(Chair, private equity)

Past directorships (2009 to 2014)

Business Council of BC (Governor, not-for-profit)

Vancouver 2010 Olympic Organizing Committee
(Chair, not-for-profit)

Auto Canada Inc. (formerly Auto Canada
Income Fund) (public)

Lift Philanthropy Partners (not-for-profit)

Spur Ventures Inc. (public)

The Vancouver Airport Authority (not-for-profit)

TELUS Committees:

• Audit

• Corporate Governance (Chair)

Areas of expertise:

• Senior executive/strategic leadership

• Governance

• Retail/customer experience

Total compensation for 2014: $238,011

Securities held and total market value as at December 31, 2013 and 2014:
Year	Shares	DSUs	Total market value of securities held		Meets share ownership target
2014	33,000	72,131	$4,403,938		Yes (6.8x)
2013	33,000	66,008	$3,619,732		Yes (7.2x)
Increase	–	6,123	$784,206
Voting results of 2014 annual meeting:
			Votes for	Votes withheld	Total votes cast
Number of votes			354,636,483	2,973,955	357,610,438
Percentage of votes			99.17%	0.83%	100%

	Mary Jo Haddad

Mary Jo Haddad is recognized for her innovative leadership and commitment to children’s health during her distinguished career in healthcare in Canada and the U.S. Mary Jo retired in 2013 as President and CEO of The Hospital for Sick Children (SickKids) in Toronto, a position she held since 2004. Prior to that, she held several leadership positions at SickKids, including Executive Vice-President and Chief Operating Officer, and Chief Nurse Executive. Mary Jo is an Honours graduate of the Faculty of Nursing at the University of Windsor, holds a Master’s in Health Science from the University of Toronto and Honorary Doctorates from the University of Windsor, Ryerson University and the University of Ontario Institute of Technology. She is a Member of the Order of Canada.

	Oakville, Ontario, Canada

	Age: 59

	Director since: 2014

	Independent

	TELUS Committees[1]:

	• Audit

	• Corporate Governance		Attendance record – 100% Board – 3 of 3[1] Audit – 2 of 2[1] Corporate Governance – 2 of 2[1]

Current directorships

The Toronto-Dominion Bank (public)

Kids Health Link Foundation (not-for-profit)

Past directorships (2009 to 2014)

The Hospital for Sick Children (not-for-profit)

The Hospital for Sick Children Foundation
(not-for-profit)

MaRS Innovation (Chair, not-for-profit)

eCHN (Chair, not-for-profit)

	Areas of expertise:

	• Senior executive/strategic leadership

	• Executive compensation/HR

	• Industry knowledge
`

	Total compensation for 2014: $190,914

	Securities held and total market value as at December 31, 2013 and 2014:
	Year	Shares	DSUs	Total market value of securities		Meets share ownership target
	2014	–	4,051	$169,696		No (she has until May 8, 2019 to reach the target)
	2013	N/A	N/A	N/A		N/A
	Voting results of 2014 annual meeting:
				Votes for	Votes withheld	Total votes cast
	Number of votes			357,223,654	386,784	357,610,438
	Percentage of votes			99.89%	0.11%	100%

1         Mary Jo joined the Board and its Audit and Corporate Governance Committees on May 8, 2014.

TELUS 2015 INFORMATION CIRCULAR • 13

John S. Lacey

John Lacey is the Chairman of the Advisory Board of Brookfield Private Equity Fund. John was previously the Chairman of the board of directors of Alderwoods Group, Inc., an organization operating funeral homes and cemeteries in North America, until November 2006. John is a seasoned executive with a record of bringing about operational improvements and profitable change in the organizations he has led. John has completed the Program for Management Development at Harvard Business School.

Thornhill, Ontario, Canada

Age: 71

Director since: 2000

Independent	Attendance record – 100% Board – 8 of 8 Audit – 5 of 5 Corporate Governance – 5 of 5

Current directorships

George Weston Limited (public)

Loblaw Companies Limited (public)

Ainsworth Lumber Co. Ltd. (public)

Advisory Board of Brookfield Private Equity
Fund (Chairman, private equity)

Doncaster Consolidated Ltd.
(Chairman, private)

Past directorships (2009 to 2014)

Canadian Imperial Bank of Commerce (public)

TELUS Committees:

• Audit
• Corporate Governance

Areas of expertise:
• Senior executive/strategic leadership
• Governance
• Retail/customer experience

Total compensation for 2014: $229,891

Securities held and total market value as at December 31, 2013 and 2014:
Year	Shares	DSUs	Total market value of securities		Meets share ownership target
2014	35,729	96,116	$5,522,987		Yes (8.6x)
2013	34,853	88,082	$4,494,504		Yes (9.0x)
Increase	876	8,034	$1,028,483
Voting results of 2014 annual meeting:
			Votes for	Votes withheld	Total votes cast
Number of votes			353,379,546	4,230,892	357,610,438
Percentage of votes			98.82%	1.18%	100%

William (Bill) A. MacKinnon

Bill MacKinnon is a corporate director. He served as Chief Executive Officer of KPMG Canada for over nine years before retiring in December 2008. He also served in numerous roles at KPMG for 37 years, including as client relationship partner for several major Toronto Stock Exchange listed issuers. Bill obtained a Bachelor of Commerce with Honours from the University of Manitoba in 1967. He is a Chartered Professional Accountant and obtained his FCA designation from the Institute of Chartered Professional Accountants of Ontario in 1994.

Toronto, Ontario, Canada

Age: 68

Director since: 2009

Independent Audit Committee Financial Expert	Attendance record – 100% Board – 8 of 8 Audit – 5 of 5 Corporate Governance – 5 of 5

Current directorships

Novadaq Technologies Inc. (public)

Pioneer Petroleum Limited (private)

Public Sector Pension Investment Board (Crown corporation)

Roy Thomson Hall (not-for-profit)

Toronto Community Foundation (not-for-profit)

St. Stephen Community House (not-for-profit)

Past directorships (2009 to 2014)

Osisko Mining Corporation (public)

Toronto East General Hospital Foundation
(not-for-profit)

Toronto East General Hospital (Chair, not-for-profit)

Toronto Board of Trade (Chair, not-for-profit)

Canadian Institute of Chartered Accountants
(Chair, not-for-profit)

Catalyst Canada Inc. (Board of Advisors)

C.D. Howe Institute (not-for-profit)

TELUS Committees:

• Audit (Chair)

• Corporate Governance

Areas of expertise:

• Senior executive/strategic leadership

• Finance and accounting

• Risk management

Total compensation for 2014: $260,000

Securities held and total market value as at December 31, 2013 and 2014:
Year	Shares	DSUs	Total market value of securities		Meets share ownership target
2014	20,000	39,535	$2,493,921		Yes (3.8x)
2013	20,000	34,418	$1,989,522		Yes (4.0x)
Increase	-	5,117	$504,399
Voting results of 2014 annual meeting:
			Votes for	Votes withheld	Total votes cast
Number of votes			355,762,299	1,848,140	357,610,439
Percentage of votes			99.48%	0.52%	100%

14  •  TELUS 2015 INFORMATION CIRCULAR

	John Manley

John Manley is President and Chief Executive Officer of the Canadian Council of Chief Executives, a position he has held since 2010. From 2004 to 2009, he served as counsel to McCarthy Tétrault LLP, a national law firm. Prior to that, John had a 16-year career in politics, serving as Deputy Prime Minister of Canada, and Minister in the portfolios of Industry, Foreign Affairs and Finance. John obtained a Bachelor of Arts from Carleton University and a Juris Doctorate from the University of Ottawa. He is a certified Chartered Director from McMaster University and holds Honorary Doctorates from the University of Ottawa, Carleton University, the University of Toronto and Western University. He is an Officer of the Order of Canada.

	Ottawa, Ontario, Canada

	Age: 65

	Director since: 2012

	Independent

	TELUS Committees:

	• Audit

	• Corporate Governance		Attendance record – 100% Board – 8 of 8 Audit – 5 of 5 Corporate Governance – 5 of 5

Current directorships

CIBC (Chair) (public)

CAE Inc. (public)

CARE Canada (not-for-profit)

MaRS Discovery District (not-for-profit)

Past directorships (2009 to 2014)

Canadian Pacific Railway Limited (public)

Conference Board of Canada (not-for-profit)

Institute for Research and Public Policy
(not-for-profit)

Nortel Networks Corporation (public)

Nortel Networks Limited (public)

National Arts Centre Foundation (not-for-profit)

	Areas of expertise:

	• Senior executive/strategic leadership

	• Governance

	• Government/regulatory affairs
`

	Total compensation for 2014: $230,611

	Securities held and total market value as at December 31, 2013 and 2014:
	Year	Shares	DSUs	Total market value of securities		Meets share ownership target
	2014	1,300	15,261	$693,740		Yes (1.1x)
	2013	1,300	9,066	$378,981		No (he has until July 1, 2017 to reach the target)
	Increase	–	6,195	$314,759
	Voting results of 2014 annual meeting:
				Votes for	Votes withheld	Total votes cast
	Number of votes			355,369,355	2,241,083	357,610,438
	Percentage of votes			99.37%	0.63%	100%

Sarabjit (Sabi) S. Marwah

Sabi Marwah retired as the Vice Chairman and Chief Operating Officer of the Bank of Nova Scotia (Scotiabank) in 2014, a position he held since 2008. As Vice Chairman, Sabi was responsible for Scotiabank’s corporate financial and administrative functions and was actively involved in developing the bank’s strategic plans and priorities. Sabi joined Scotiabank as a Financial Analyst in 1979 and, during his career, held successively more senior positions within the finance department, including Deputy Comptroller, Senior Vice-President and Comptroller, and Executive Vice-President. He was appointed Chief Financial Officer (CFO) in 1998 and Senior Executive Vice-President and CFO in 2002. Sabi holds a Bachelor of Economics (Honours), a Master’s in Economics and an MBA (Finance) from the University of California, Los Angeles (UCLA). In 2012, he received an Honorary Doctorate of Laws from Ryerson University’s Ted Rogers School of Management. In 2002, Sabi was awarded the Queen’s Golden Jubilee Medal for his contributions to Canada.

Toronto, Ontario, Canada

Age: 63

New nominee

Independent

Areas of expertise:
• Senior executive/strategic leadership
• Finance and accounting
• Risk management

		Attendance record N/A

Current directorships

George Weston Limited (public)

Cineplex Inc. (public)

The Hospital for Sick Children,
Board of Trustees (not-for-profit)

Past directorships (2009 to 2014)

Bank of Nova Scotia (public)

Torstar Corporation (public)

Cineplex Galaxy Income Fund (public)

C.D. Howe Institute (not-for-profit)

Humber River Regional Hospital

Total compensation for 2014: N/A

Securities held and total market value as at December 31, 2013 and 2014:
Year	Shares	DSUs	Total market value of securities held	Meets share ownership target
2014	5,000	N/A	$209,450	N/A
2013	N/A	N/A	N/A	N/A
Voting results of 2014 annual meeting:
N/A

TELUS 2015 INFORMATION CIRCULAR • 15

Joe Natale

Joe Natale is President and Chief Executive Officer (CEO) of TELUS Corporation, a position he has held since May 2014. Prior to that, he was Executive Vice-President (EVP) and Chief Commercial Officer of TELUS, leading a team of 20,000 team members responsible for our consumer, business and wholesale markets across wireless, wireline, entertainment and information technology solutions. He joined TELUS in 2003 as EVP and President, Enterprise Solutions. Subsequently, he was promoted to EVP and President of Business Solutions and, in 2009, to EVP and President of Consumer Solutions. Prior to joining TELUS, Joe held successive senior leadership roles within KPMG Consulting, including Managing Partner for Canada and one of the Global Industry Leaders. Joe has a Bachelor of Applied Science (Electrical Engineering) from the University of Waterloo.

Toronto, Ontario, Canada

Age: 51

Director since: 2014

Not independent

TELUS Committees:
Not eligible

Areas of expertise:	Attendance record – 100% Board – 3 of 3[1]

Current directorships

Celestica Inc. (public)

United Way Toronto (not-for-profit)

Soulpepper Theatre (not-for-profit)

Past directorships (2009 to 2014)

Livingston International (formerly public)

Royal Conservatory of Music (not-for-profit)

• Senior executive/strategic leadership

• Technology knowledge

• Industry knowledge

No compensation received for services as director

Please see pages 79, 80 and 82 for details on securities held and compensation received for 2014 as Chief Commercial Officer and President and CEO.
Voting results of 2014 annual meeting:
		Votes for	Votes withheld	Total votes cast
Number of votes		350,232,586	7,377,853	357,610,439
Percentage of votes		97.94%	2.06%	100%

1                   Joe was elected to the Board on May 8, 2014.

Donald Woodley

Don Woodley is a corporate director with over 25 years of experience in sales, marketing and management in the information technology industry. Prior to his 1999 retirement, he held senior executive positions at Compaq Canada Inc. and Oracle Canada and was the Chair of the Information Technology Association of Canada (ITAC). He holds a Bachelor of Commerce from the University of Saskatchewan and an MBA from the Richard Ivey School of Business at Western University.

Mono Township, Ontario, Canada

Age: 69

Director since[1]: 1999

Independent

TELUS Committees:	Attendance record – 95% Board – 8 of 8 Human Resources and Compensation – 7 of 8 Pension – 4 of 4

Current directorships

Canada Post Corporation (Crown corporation)

Past directorships (2009 to 2014)

Steam Whistle Brewing Inc. (private)

Gennum Corporation (public)

SickKids Hospital Foundation (not-for-profit)

• Human Resources and Compensation

• Pension (Chair)

Areas of expertise:

• Senior executive/strategic leadership

• Technology knowledge

• Industry knowledge

Total compensation for 2014: $248,829

Securities held and total market value as at December 31, 2013 and 2014:
Year	Shares	DSUs	Total market value of securities		Meets share ownership target
2014	19,084	82,966	$4,274,875		Yes (6.6x)
2013	19,084	76,437	$3,492,248		Yes (7.0x)
Increase	–	6,529	$782,627
Voting results of 2014 annual meeting:
			Votes for	Votes withheld	Total votes cast
Number of votes			355,468,397	2,142,042	357,610,439
Percentage of votes			99.40%	0.60%	100%

1                   Don was a director of one of the Company’s predecessors from 1998 to 1999.

16  •  TELUS 2015 INFORMATION CIRCULAR

Information about our retired director

As noted on page 6, Charlie Baillie will be retiring from the Board in May 2015. Charlie was a member of our Human Resources and Compensation Committee and our Pension Committee. On his retirement, his attendance record for the year was 100 per cent.

Additional disclosure related to directors

Cease trade orders, bankruptcies, penalties or sanctions

Except as noted, within the 10 years ended March 10, 2015, TELUS is not aware of any proposed director of TELUS who had been a director or executive officer of any issuer which, while that person was acting in that capacity or within a year of ceasing to act in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

•                   In March 2006, John Lacey was appointed to the board of directors of Stelco Inc. as a nominee of Tricap Management Limited. Stelco Inc. filed for bankruptcy protection under the Companies’ Creditors Arrangement Act (CCAA) in January 2004. John’s appointment as a director was part of a court-supervised restructuring, from which Stelco Inc. emerged on March 31, 2006 and pursuant to which Tricap Management Limited had the right to appoint four of Stelco Inc.’s nine directors. In October 2007, United States Steel Corporation acquired Stelco Inc. and John resigned from the Stelco Inc. board.

•                   John Manley was a director of Nortel Networks Corporation and Nortel Networks Limited (together, the Nortel Companies) when the Nortel Companies and certain other Canadian subsidiaries initiated creditor protection proceedings under the CCAA in Canada on January 14, 2009. Certain U.S. subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code, and certain European, Middle Eastern and African subsidiaries made consequential filings in Europe and the Middle East. These proceedings are ongoing. John resigned as a director of the Nortel Companies on August 10, 2009.

Except as noted, within the 10 years ended March 10, 2015, TELUS is not aware of any proposed director of TELUS who had been a director, chief executive officer or chief financial officer of any issuer which was subject to an order that was issued while the director was acting in such capacity, or that was issued after the director ceased to be acting in such capacity and which resulted from an event that occurred while the director was acting in such capacity.

•                   John Manley was a director of the Nortel Companies when the Ontario Securities Commission (OSC) prohibited all trading by directors, officers and certain current and former employees of the Nortel Companies on May 31, 2004. The order was issued due to the Nortel Companies having announced the need to restate certain of their previously reported financial results and the resulting delays in filing their financial statements in compliance with Ontario securities laws. The Autorité des marchés financiers (AMF) and the Alberta Securities Commission (ASC) issued similar orders. The order was revoked by the OSC on June 21, 2005 and the AMF and ASC orders were revoked shortly thereafter. John was not subject to the AMF or ASC orders. On March 10, 2006, the Nortel Companies announced the need to restate certain of their previously reported financial results and a resulting delay in the filing of certain 2005 financial statements by the required dates under Ontario securities laws. The OSC issued a further management cease trade order on April 10, 2006 prohibiting all directors, officers and certain current and former employees, including John, from trading in securities of the Nortel Companies until the filings were complete. The British Columbia Securities Commission (BCSC) and the AMF issued similar orders. The OSC lifted its cease trade order on June 8, 2006 and the BCSC and AMF orders were revoked shortly thereafter. John was not subject to the BCSC or AMF orders.

TELUS 2015 INFORMATION CIRCULAR • 17

Director compensation

Principles

Our Corporate Governance Committee is responsible for reviewing directors’ compensation and recommending changes to the Board. In determining the appropriate level and mix in directors’ compensation, the Committee is guided by the following compensation principles:

•                  We target cash compensation for directors at the 50th percentile and total compensation at the 65th percentile of the selected comparator group

•                  Equity is an important element of compensation to emphasize alignment with the interests of Shareholders

•                  Equity pay is determined by reference to a specified value rather than a specified number of DSUs to better reflect market value at the time of grant

•                  The level of compensation must be sufficient to attract and retain highly qualified directors with a sufficient range of skills, expertise and experience

•                  Compensation should be reviewed each year to ensure that it remains appropriate and aligned with the market.

Benchmarking

In conducting the annual benchmarking of compensation, the Corporate Governance Committee relates the mix and level of compensation for directors to the mix and level for directors of a comparator group consisting of Canadian public companies in similar industries as well as other Canadian public companies of comparable complexity, governance and size in different industries. In selecting the comparator group, the Committee also takes into account the composition of the comparator group selected for benchmarking executive compensation. The Committee engages an external consultant to assist in the selection of an appropriate comparator group and to collect the market data. Meridian Compensation Partners LLC (Meridian) was the consultant engaged to benchmark 2014 compensation. See page 46 for more information about Meridian and the services it provides. After reviewing market data and applying the compensation principles adopted by the Company, the Committee makes its recommendations to the Board for director compensation for the following year.

The comparator group selected to benchmark 2014 director compensation is listed in the table below. It is the same group as the one used in 2013 except for the following changes: the Committee replaced TransAlta Corporation with Bell Aliant due to TransAlta’s smaller size in terms of revenue and the fact that Bell Aliant, together with Bell Aliant Regional Communications, is in the same industry as TELUS; removed Shoppers Drug Mart Corporation following its acquisition by Loblaw Companies Limited; and removed Maple Leaf Foods Inc. due to its smaller size as it relates to revenue and market capitalization and replaced it with CGI Group Inc. The comparator group was selected by screening for companies with revenue and market capitalization in an approximate range of one-third to three times TELUS’ trailing 12-month revenue and market capitalization. The 2014 comparator group is also identical to the comparator group used to benchmark 2014 executive compensation except for the replacement of Maple Leaf Foods Inc. and Shoppers Drug Mart Corporation with CGI Group Inc. and the addition of two financial institutions as TELUS regularly competes with them to attract candidates for the TELUS Board.

Comparator group for benchmarking 2014 director compensation
Agrium Inc. (fertilizers and agricultural chemicals)	Loblaw Companies Limited (food retail)
BCE Inc. (telecommunications services and media)	Quebecor Inc. (telecommunications services and media)
Bell Aliant (telecommunications services)	Rogers Communications Inc. (telecommunications services and media)
CIBC (diversified banking)	Shaw Communications Inc. (cable, satellite and media)
Canadian National Railway Company (railroads)	Suncor Energy Inc. (integrated oil and gas)
Canadian Tire Corporation (general merchandise)	Talisman Energy Inc. (oil and gas exploration and production)
CGI Group Inc. (IT consulting and other services)	Teck Resources Ltd. (diversified metals and mining)
Enbridge Inc. (oil and gas storage and transportation)	Thomson-Reuters Corp. (publishing)
Encana Corporation (oil and gas exploration and production)	Toronto-Dominion Bank (diversified banking)
Finning International Inc. (trading companies and distributors)	TransCanada Corporation (oil and gas storage and transportation)

18  •  TELUS 2015 INFORMATION CIRCULAR

Components of compensation

Effective April 1, 2014, the Corporate Governance Committee recommended, and the Board approved, changes to the director compensation program to move to a tiered flat fee structure for our non-management directors. The changes, made in consultation with Meridian, were adopted to simplify the director compensation structure, to remain competitive with market at the 65th percentile and to be consistent with emerging best practices and TELUS’ compensation principles. The Board believes that a flat fee structure is better aligned with the changing role of directors and is more reflective of the continuous nature of their contributions throughout the year (rather than a fee structure based on attendance at meetings). Directors often provide advice outside of meetings, identify opportunities to the Company and must be attentive to the best interests of the Company at all times. This tiered flat fee structure takes into account the different responsibilities of the chairs of each committee and the Lead Director, while eliminating all board and committee member fees except where attendance is required at more than a specified number of meetings.

If the directors are required to attend (i) more than 10 board meetings in a calendar year, (ii) more than 10 Audit Committee meetings in a calendar year, or (iii) for committees other than the Audit Committee, more than nine committee meetings in a calendar year, then such non-management directors will be paid an additional fee of $1,500 cash for each such additional board or committee meeting attended. Additional meeting fees will also be paid for service on a special committee. The annual retainer is paid 40 per cent in cash and 60 per cent in DSUs.

The components of the tiered flat fee structure are shown in the following table.

	Compensation ($)
Tier	Cash (40%)	DSUs (60%)	Annual retainer
Non-management directors, including committee service	86,000	129,000	215,000
Chair of Pension Committee or Corporate Governance Committee	92,000	138,000	230,000
Chair of Audit Committee or Human Resources and Compensation Committee	98,000	147,000	245,000
Lead Director	116,000	174,000	290,000

Each non-management director is also entitled to reimbursement for certain telecommunications services and products, subject to a specified cap, and to receive $1,500 for return travel in excess of six hours to attend board meetings.

TELUS 2015 INFORMATION CIRCULAR • 19

The director compensation fees applicable prior to April 1, 2014 are reflected in the table below.

Board service	Retainer and meeting fees prior to April 1, 2014 ($)

Annual directors’ retainer	62,500

Meeting fee	1,500

Annual equity grant	110,000 in DSUs

Committee service: Audit

Chair’s retainer	22,500[1]

Member retainer	5,000

Meeting fee	1,500

Committee service: Human Resources and Compensation

Chair’s retainer	17,500[1]

Member retainer	5,000

Meeting fee	1,500

Committee service: Corporate Governance

Chair’s retainer	12,000[1]

Member retainer	5,000

Meeting fee	1,500

Committee service: Pension

Chair’s retainer	10,000[1]

Member retainer	5,000

Meeting fee	1,500

Board Chair

Annual retainer	225,000

Meeting fee	The Chair is not entitled to meeting fees

Annual equity grant	235,000 in DSUs

1   Includes fee received as a committee member.

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2014 actual compensation

The total compensation paid to non-management directors for the year ended December 31, 2014 is shown in the table below.

	Fees earned ($)		Share-based awards (DSUs)	Pension value	All other compensation	[4]	Total
Directors[1]	Annual retainer[2]	Meeting fees[3]	($)	($)	($)		($)

Dick Auchinleck	102,076	16,500	174,000	–	6,769		299,345

Charlie Baillie	86,969	18,000	129,000	–	3,246		237,215

Micheline Bouchard	82,625	18,000	129,000	–	7,575		237,200

John Butler	90,405	16,500	147,000	–	4,583		258,488

Brian Canfield[5]	79,839	–	–	173,913[5]	1,878		255,630

Ray Chan	82,625	16,500	129,000	–	3,539		231,664

Stockwell Day	83,125	15,000	129,000	–	7,237		234,362

Rusty Goepel	85,875	10,500	138,000	–	3,636		238,011

Mary Jo Haddad[6]	55,758	3,000	129,000	–	3,156		190,914

John Lacey	82,625	16,500	129,000	–	1,766		229,891

Bill MacKinnon	96,000	16,500	147,000	–	500		260,000

John Manley	82,625	16,500	129,000	–	2,486		230,611

Don Woodley	88,375	18,000	138,000	–	4,454		248,829

1         Darren and Joe do not receive compensation for their services as a director. Compensation disclosure for Darren and Joe is on page 80.

2         Includes pro-rated annual retainer under previous compensation arrangement prior to April 1, 2014 and under new tiered flat fee arrangement after April 1, 2014.

3         For meeting fees paid under the previous compensation arrangements prior to April 1, 2014. Also includes extra fees received for travel.

4         Includes charitable donations of up to $500 per year made in the director’s name, telecom concessions such as phone and Internet services, equipment such as smartphones and tablets, and reimbursement for continuing education.

5         Brian retired from the Board on May 8, 2014, therefore, his annual retainer, pension value and other compensation is pro-rated to this date. Brian receives a pension for his service as a retired employee of a TELUS predecessor.

6         Mary Jo joined the Board on May 8, 2014, therefore, her annual retainer and meeting fees were pro-rated.

Directors may elect to receive the cash portion of their annual retainers in any combination of cash, DSUs and Shares, subject to a requirement that 50 per cent of the cash portion of their annual retainer must be paid in DSUs or directed to the purchase of Shares until they meet the minimum share ownership target noted below.

Director equity ownership target and ownership

In May 2014, in conjunction with the adoption of the tiered flat fee structure, the Board approved changes to the equity ownership targets that directors are required to meet. All non-management directors are now required to reach an equity ownership target equal to three times the annual retainer within five years of their appointment date. For the Lead Director, this equals $870,000 in TELUS equity and for all other non-management directors, this equals $645,000 (up from $500,000 the previous year) in TELUS equity. DSUs are included in calculating whether a director has met the equity ownership target. The equity ownership target for the Executive Chair is equal to 12 times his base salary, and for the CEO is equal to seven times his base salary.

All of the proposed non-management directors have exceeded the ownership target, other than Mary Jo Haddad, who joined the Board on May 8, 2014 and has until May 8, 2019 to meet the target; Lisa de Wilde who joined the Board on February 1, 2015 and has until February 1, 2020 to meet the target; and Sabi Marwah, who is proposed for election at the Meeting and will have until May 7, 2020 to meet the target. The actual number of Shares and DSUs owned or controlled by each non-management director as at December 31, 2013 and December 31, 2014, as well as their total market value, can be found in Director biographies on pages 8 to 16. Information for Darren Entwistle and Joe Natale is on page 79.

TELUS 2015 INFORMATION CIRCULAR • 21

Director share-based awards

Below is a summary of all share-based awards outstanding as at December 31, 2014 for each current non-management director (except Lisa de Wilde, who was appointed in 2015 and, therefore, did not receive any share-based awards in 2014).

TELUS does not grant options to non-management directors. All share-based awards granted to current non-management directors were vested as at December 31, 2014. Information regarding share-based awards for Darren and Joe is on page 82.

		Share-based awards[1]

Name	Number of DSUs that have vested[2]	Market or payout value of vested share-based awards not paid out or distributed ($)[3]	Value granted in-year ($)[3]

Dick Auchinleck	124,872	5,230,888	496,567

Charlie Baillie	120,035	5,028,266	428,795

Micheline Bouchard	72,111	3,020,730	233,870

John Butler	83,197	3,485,122	283,199

Ray Chan	6,219	260,514	143,403

Stockwell Day	15,499	649,253	157,722

Rusty Goepel	72,131	3,021,568	256,459

Mary Jo Haddad	4,051	169,696	169,696

John Lacey	96,116	4,026,299	336,528

Bill MacKinnon	39,535	1,656,121	214,321

John Manley	15,261	639,283	259,501

Don Woodley	82,966	3,475,446	273,513

1         Share-based awards are DSUs as at December 31, 2014.

2         DSUs are valued and paid out within a certain period of time after the director ceases to be a director, as elected by him or her, in accordance with the terms of the Directors Deferred Share Unit Plan. See page 97. Includes additional DSUs equivalent in value to the dividends paid on Shares, which were credited in-year.

3         Based on the closing price of Shares ($41.89) on December 31, 2014. Includes additional DSUs equivalent in value to the dividends paid on Shares, which were credited in-year.

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Corporate governance in 2014

At TELUS, we have a strong commitment to effective and sound practices in corporate governance. In 2014, we continued to implement enhancements that help us achieve good governance and increase investor confidence. Some of these initiatives are highlighted below.

Board diversity

TELUS demonstrated its ongoing commitment to diversity and the recruitment of outstanding Board candidates over the past year with the addition of three new directors to the TELUS Board: Mary Jo Haddad and Lisa de Wilde, who joined the TELUS Board in May 2014 and February 2015, respectively, and Sabi Marwah, who is proposed for nomination at this Meeting. They bring with them strategic expertise and significant operational experience in key markets.

With the addition of these individuals, we will achieve our publicly stated target of having diverse members represent between 30 and 40 per cent of independent directors, and nearly achieved our target of having a minimum representation of 25 per cent women, by May 2017. Darren Entwistle is also a founding member of the 30% Club Canada, pledging to work towards having 30 per cent women on our Board by the end of 2019. Currently, diverse members (five nominees) represent 38 per cent of the independent directors of the Board, and female members (three nominees) represent 23 per cent of our independent directors up for nomination at our 2015 annual meeting. For more disclosure on our board diversity policy and the representation of women on the Board and in executive officer positions, see page 32.

Succession planning

As we reported last year, we continued to evolve and implement our succession plan for executives and Board members in 2014. Our succession plan was based on three primary tenets, including 1) providing continuity of exceptional leadership, 2) providing consistency for our national growth strategy and customers first focus, and 3) advancing succession opportunities for key executives. Pursuant to our succession plan, following the retirement of our Chair, Brian Canfield, in May 2014, Dick Auchinleck was appointed as Lead Director and Darren Entwistle as Executive Chair (EC), and Joe Natale was promoted to President and Chief Executive Officer (CEO) and elected as a director. In addition, the Corporate Governance Committee oversaw the recruitment of Mary Jo Haddad and Lisa de Wilde as directors and Sabi Marwah as a director nominee.

Director compensation

In keeping with current industry trends and best practices, we have moved to a tiered flat fee structure for directors’ compensation. Previously, compensation was based on meeting attendance. The new all-inclusive fee structure is better aligned with the changing role of directors and is more reflective of the continuous nature of their contributions throughout the year (rather than a fee structure based on attendance at meetings). For more disclosure on our director compensation, see page 18 to 21.

Transparency report

We issued our first annual transparency report in September, which demonstrates our commitment to protecting customer privacy while supporting the efforts of law enforcement and emergency service providers. The report describes the numbers and types of requests for customer information we received in 2013 from law enforcement and other agencies.

Recognition for corporate governance

Our efforts to provide transparent disclosure and reporting continue to be externally recognized. In 2014, TELUS received the Award of Excellence for Corporate Governance Disclosure and Honourable Mention for Financial Reporting at the Corporate Reporting Awards presented annually by the Chartered Professional Accountants of Canada (formerly the Canadian Institute of Chartered Accountants).

TELUS 2015 INFORMATION CIRCULAR • 23

Statement of TELUS’ corporate governance practices

We are committed to effective and sound practices in corporate governance and regularly assess emerging best practices. We are also committed to transparent disclosure of our corporate governance practices and to providing voluntary disclosure that goes beyond what is required.

TELUS complies with all applicable Canadian and U.S. corporate governance rules, regulations and policies. Although not required to do so, TELUS has voluntarily adopted the expanded definition of independence in Section 303A of the New York Stock Exchange Governance Standards (the NYSE governance rules). We are also in substantial compliance with most of the provisions of the NYSE governance rules that are not mandatory for foreign private issuers, including the NYSE requirements regarding the independence of compensation committee members, except as indicated below.

•             With respect to Shareholders’ approval of equity-based compensation arrangements, TELUS follows the Toronto Stock Exchange (TSX) rules, which require Shareholders’ approval of equity-based compensation arrangements and material amendments only if they involve newly issued securities. This is in contrast to the NYSE governance rules, which generally require Shareholders’ approval of all equity-based compensation arrangements regardless of whether they involve newly issued securities or securities purchased in the open market.

•             TELUS follows many (but not all) of the incremental disclosure provisions under the NYSE governance rules.

Disclosure of TELUS’ practices against the Governance Disclosure Rule (NI 58-101 – Disclosure of Corporate Governance Practices)

Board of Directors

Oversight and mandate

The Board is responsible for the stewardship of the Company and overseeing the management of the Company’s business and affairs.

The Board has adopted the TELUS Board Policy Manual to assist Board members in fulfilling their obligations, both individually and collectively, and to set out the expectations on the Board, Board committees, individual directors, the Chair (including the EC), the Lead Director, the committee chairs and the CEO. The terms of reference for the Board of Directors are contained in the manual and attached as Appendix A to this information circular. A copy of the TELUS Board Policy Manual is available at telus.com/governance.

One of the Board’s key mandates is to oversee the Company’s objectives and goals. The Board annually reviews and approves our corporate priorities and the strategic plan to achieve those priorities. Critical to this process is the Board’s annual strategic advance meeting, held over three days at the beginning of August, at which the Board and management hold comprehensive discussions on the strategic plan, as well as our progress against operational and financial targets and our corporate priorities. The meeting also provides an opportunity for the Board to meet and socialize informally with members of the senior leadership team below the executive level, an important part of executive succession planning.

Another key mandate of the Board is to oversee the timely identification of material risks to the Company’s business and the implementation of appropriate systems and processes to identify, monitor and manage material risks. To meet its obligations in this regard, the Board annually reviews and assesses the quality and adequacy of risk-related information provided to the Board by management and annually reviews the allocation of risk oversight among the Board and each of its committees to ensure that the risk oversight function is coordinated.

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The Board, through its committees, also receives quarterly updates on business risks and key risk mitigation activities. Finally, the directors participate in the identification of our enterprise key risks. Through an internal risk and control assessment survey, each director identifies key enterprise risks and provides his or her perception of TELUS’ risk tolerance in key risk areas. Management incorporates the Board’s input into its annual enterprise risk and control assessment, which we use to identify and prioritize key enterprise risks and develop risk mitigation plans annually.

To further delineate the responsibilities of the Board, the Board has adopted a delegation policy under which it delegates certain decisions to management. This policy provides guidance to the Board and management on matters requiring Board approval, including major capital expenditures, acquisitions, investments and divestitures.

Committees

To help the Board fulfill its duties and responsibilities, the Board delegates certain powers, duties and responsibilities to committees to ensure full review of certain matters. The committees of the Board include the Audit, Corporate Governance, Pension, and Human Resources and Compensation Committees.

The creation of a standing board committee to oversee pension matters was the innovation of BC TELECOM, a TELUS predecessor. TELUS has multiple pension plans that are complex, with a significant amount of pension assets under administration. They impact the financial well-being of TELUS employees and TELUS financial results (assets, liabilities, returns and funding), and are affected by changing market conditions. Accordingly, the Board has long believed that a separate board committee whose focus is exclusively dedicated to ensuring the integrity and sound management, investment performance and governance of TELUS pensions is an important element of its overall commitment to excellence in governance and risk management practices. The Pension Committee’s specific duties include oversight of the actuarial soundness, investment policy and performance of the pension plans within its mandate, compliance with government legislation and fiduciary responsibilities, and pension governance.

Each committee has terms of reference setting out their mandates, duties and scope of authority and reports to the Board on its activities on a regular basis. In addition, each committee uses an annual work plan to guide its deliberations during the course of the year. Finally, all committees have the authority to retain external advisors at TELUS’ expense in connection with their responsibilities. The Human Resources and Compensation Committee (Compensation Committee) retained Meridian in 2010 as its independent external executive compensation consultant. A description of their work for the Compensation Committee is on pages 46 and 47. Since 2011, the Corporate Governance Committee has retained Meridian to assist in the annual market study of directors’ compensation (see page 18).

We believe our directors should have exposure to different committees to ensure they develop a broad Company perspective. Accordingly, the Corporate Governance Committee reviews the composition of the committees annually and considers the desirability of rotating directors among committees. For instance, since joining in 2003, Dick Auchinleck has served on each committee, with his longest tenure being on the Corporate Governance Committee (10 years), while John Lacey has served on three of the four committees, with his longest tenure being on the Compensation Committee (nine years). In 2014, the Corporate Governance Committee approved changes to the membership of some of the Board committees to reflect new director appointees and the fact that Dick Auchinleck, as Lead Director, is no longer a member of any specific Board committee. The following table provides an overview of our current Board committees. Management directors do not serve on any committee.

TELUS 2015 INFORMATION CIRCULAR • 25

	Audit Committee	Human Resources and Compensation Committee	Corporate Governance Committee	Pension Committee	Year first appointed to Board	Independent

Dick Auchinleck[1]					2003	Yes

Charlie Baillie[2]		X		X	2003	Yes

Micheline Bouchard		X		X	2004	Yes

John Butler[3]		X (Chair)		X	1999	Yes

Ray Chan	X	X			2013	Yes

Stockwell Day		X		X	2011	Yes

Lisa de Wilde	X				2015	Yes

Rusty Goepel	X		X (Chair)		2004	Yes

Mary Jo Haddad	X		X		2014	Yes

John Lacey	X		X		2000	Yes

Bill MacKinnon	X (Chair)		X		2009	Yes

John Manley	X		X		2012	Yes

Don Woodley[4]		X		X (Chair)	1999	Yes

1         Dick is the Lead Director and is not currently a member of any Board committee.

2         Charlie will retire from the Board in May 2015.

3         John served as a director of one of TELUS’ predecessor companies from 1995 to 1999.

4         Don served as a director of one of TELUS’ predecessor companies from 1998 to 1999.

For more information about our standing committees, see Committee reports starting on page 37.

Independence

between each director and the Company based on information updated annually through a comprehensive questionnaire.

As one of Canada’s largest telecommunications companies and the incumbent local exchange carrier in certain provinces, the Company provides services to its directors and their families and to many organizations with which the directors are associated. The Board has determined that the provision of services per se does not create a material relationship between the director and the Company. Rather, in determining if any such relationship creates a material relationship, the Board examines a variety of factors, including the magnitude of the services provided, the monetary and strategic value of those services to each party, the degree of dependence on such relationship by either party and how easily a service may be replaced. The Board considers similar factors in assessing the materiality of any relationship between the Company and any customer, supplier or lender with whom a director is associated.

Applying the above tests and process, the Board is satisfied that, except for Darren Entwistle and Joe Natale, there is no material relationship existing between any of the proposed directors, including the Lead Director, and the Company, either directly or as a partner, shareholder or officer of an organization that has a material relationship with the Company.

The Board determines independence using a set of criteria that go beyond applicable securities rules and has chosen to voluntarily comply with all elements of the independence test pronounced by the NYSE including those that are not binding on TELUS. Accordingly, the independence tests applied by the Board comply with the applicable Canadian and U.S. governance rules and the NYSE governance rules. The Board’s adoption of these criteria is reflected in the TELUS Board Policy Manual, which also requires a majority of the Board’s members to be independent. Furthermore, all members of the Audit, Corporate Governance and Compensation Committees must be independent, while a majority of the members of the Pension Committee must be independent. Members of both the Audit and the Compensation Committees must also satisfy the more stringent independence tests set out under the applicable Canadian and U.S governance rules and the NYSE governance rules. With respect to the Board Chair, the TELUS Board Policy Manual provides that the Chair must be independent, but if that is not desirable in the circumstances, the Board must appoint an independent Lead Director.

The Board evaluates the independence of each director by applying these expanded independence criteria to the relationship

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As a regular feature at each Board and standing committee meeting, there is an in-camera session without the CEO or any other member of management present. The Lead Director or the Committee Chair, as the case may be, presides over these in-camera sessions. The following table indicates the number of regularly scheduled meetings, in-camera sessions of the independent directors and total meetings that have been held by our Board and each committee in 2014.

Board/Committee	Regularly scheduled meetings	In-camera sessions	Total number of meetings

Board	8	8	8

Audit Committee	5	5	5

Corporate Governance Committee	5	5	5

Human Resources and Compensation Committee	8	8	8

Pension Committee	4	4	4

Position descriptions

promotes the Board’s interaction with key management and the engagement with, and feedback from, Shareholders. The EC also oversees the Company’s operations, led by the CEO, including strategic and financial plans, and provides guidance and support in the execution of such plans; pursues, together with the CEO, the continued development and progression of the Company’s strategy; and supports the CEO in the execution of significant corporate development activities. The CEO reports to the EC.

The CEO’s duties include leading the execution of the Company’s strategy, together with the EC; developing annual business plans and budgets that support the Company’s long-term business plan and strategies; and fostering a customers first culture that promotes ethical practices and encourages individual integrity, consistent with our values. In addition, the CEO is responsible for executing on the Company’s corporate priorities, approved annually by the Board. As well, his annual performance objectives relevant to compensation, which the Compensation Committee reviews and approves, supplement his mandate.

The Board has developed a description of the role and responsibilities of the EC, Lead Director and CEO, to delineate clearly the Board’s expectation of each, and brief position descriptions for the chair of each Board committee, all of which are described in the TELUS Board Policy Manual available at telus.com/governance.

The Lead Director’s primary responsibility is to facilitate the exercise by the Board of independent judgment in carrying out its responsibilities. His duties include providing leadership to the Board to ensure it can function independently of management and other non-independent directors as and when required; ensuring the Board understands the boundaries between Board and management responsibilities; chairing in-camera meetings of the independent directors at all Board meetings; and assisting the Corporate Governance Committee and EC with the evaluation of the Board, its committees and its members.

The EC has both Board and executive functions. He facilitates the effective operation and management of the Board together with the Lead Director; sets agendas for Board meetings; and

TELUS 2015 INFORMATION CIRCULAR • 27

Expectations of our Board – Attendance, caps on outside service and interlocks

Our Board expects its members to devote the time, energy and effort that will be necessary for them to be effective. They should develop and expand their knowledge and understanding of our products, services and industry; participate in educational and development programs; and become effective ambassadors of the Company.

In accordance with the TELUS Board Policy Manual, the Board expects each director to attend all Board and committee meetings. The Corporate Governance Committee takes a director’s attendance into consideration during the nomination process if a director attends less than 75 per cent of Board and committee meetings held in a year (except if due to exceptional circumstances). Most of our directors had a 100 per cent attendance record in 2014. A breakdown of each director’s attendance record is in his or her biography.

Directors who are employed as CEOs, or in other senior executive positions on a full-time basis with a public company, should not serve on the boards of more than two public companies in addition to the Company’s Board. Directors who (i) have full-time employment with non-public companies, (ii) have full-time employment with public companies but not as CEO or in a senior executive position, or (iii) do not have full-time employment, should not serve on the boards of more than four public companies in addition to the Company’s Board. TELUS’ CEO should not serve on the boards of more than two other public companies and should not serve on the board of any other public company where the CEO of that other company serves on the TELUS Board.

The Board has also limited the number of directors who can serve on the same board or committee of a publicly traded company to two, unless otherwise agreed to by the Board. The table below shows which TELUS directors served together on other public company boards as at March 10, 2015. The interlocks on the George Weston Limited board with respect to Charlie Baillie, John Lacey and Darren Entwistle existed as at March 22, 2012 when the Board adopted the interlock policy and were grandfathered by the Board. However, Sabi Marwah, a proposed nominee for election as a director at this Meeting, is also a director on the George Weston Limited board. After considering a number of factors, including Charlie Baillie’s retirement from the TELUS Board in May 2015, the Board determined that the continued interlock of three directors after May 2015 would not adversely affect the ability of these directors to contribute effectively to the TELUS Board and exercise independent judgment.

Company	TELUS director	Committees

George Weston Limited	John Lacey	Nil

	Darren Entwistle	Environment, Health and Safety Committee;

	Charlie Baillie	Audit Committee (Chair) Governance, Human Resources, Nominating and Compensation Committee

Baytex Energy Corp.	Ray Chan	Nil

	Rusty Goepel	Nominating and Governance Committee

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Size and composition of the Board, nomination of directors and term limits

The Corporate Governance Committee is responsible for making annual recommendations to the Board regarding the size and composition of the Board and its committees. It also proposes new nominees for election as directors.

When considering the Board’s size and composition, the Corporate Governance Committee and the Board have two objectives:

•             To form an effectively functioning Board that presents a diversity of views and business experience

•             To select a size that is sufficiently small for the Board to operate effectively, but large enough to ensure there is enough capacity to fully meet the demands of the Board and its four committees and to ensure transition when new members are elected or appointed.

The Board believes that a board of directors consisting of between 13 to 16 members promotes effectiveness and efficiency.

The Corporate Governance Committee regularly reviews the profile of the Board, including the average age and tenure of individual directors, diversity, geography and the representation of various areas of expertise. The objective is to have a sufficient range of skills, expertise and experience to ensure the Board can carry out its responsibilities effectively while facilitating transition following new appointments. The Board also strives to achieve a balance between the need to have a depth of institutional experience and knowledge available from its members and the need for renewal and new perspectives. Succession planning for the Board, in line with those objectives, has been a key focus of the Corporate Governance Committee and the Board in recent years. In each of the past five years, a Board member has retired and at least one new member has joined. Achieving balance between institutional experience and renewal through effective and smooth succession planning is particularly important in light of the significant and continuing changes that the business of the Company experiences, leadership changes, the average age and tenure of current Board members, and the recent movements in the Board membership.

The Board does not have a mandatory age limit, but it has a term limit policy that requires directors who join the Board after January 1, 2013 to tender their resignation to the Corporate Governance Committee after 15 years of service. The Corporate Governance Committee has the discretion to recommend that the Board extend a director’s term for such period as the Corporate Governance Committee deems appropriate, if it is in the best interests of TELUS to do so. The term limit policy does not replace the rigorous annual performance assessment process that takes place under the leadership of the Corporate Governance Committee (see page 31 for further details). In conjunction with the Board evaluation and as part of the succession planning process, directors are also canvassed on their intention to retire from the Board in order to identify impending vacancies as far in advance as possible.

The succession planning process also involves the creation of a skills matrix, which helps the Corporate Governance Committee and the Board identify any gaps in the skills and competencies considered most relevant for the Company. Each director has to indicate the degree to which he or she believes they possess such skill or competency on a scale from 1 to 5 (where 1 means minimal, 2 developing, 3 proficient, 4 advanced and 5 expert). The following table lists the top three competencies of our nominees, together with their age range, tenure, official languages spoken and residency.

TELUS 2015 INFORMATION CIRCULAR • 29

Gender		Location				Years on Board			Age			Language		Top three competencies

Dick Auchinleck	M	X						X		X		X		X			X				X
Micheline Bouchard	F				X			X		X		X	X	X		X			X
John Butler	M		X					X			X	X		X		X	X
Ray Chan	M		X			X			X			X		X	X		X
Stockwell Day	M	X				X				X		X	X	X	X							X
Lisa de Wilde	F			X		X			X			X	X	X					X			X
Darren Entwistle	M	X						X	X			X	X	X				X	X
Rusty Goepel	M	X					X				X	X		X			X			X
Mary Jo Haddad	F			X		X			X			X		X		X			X
John Lacey	M			X				X			X	X		X			X			X
Bill MacKinnon	M			X			X			X		X		X	X						X
John Manley	M			X		X				X		X	X	X			X					X
Sabi Marwah	M			X		X				X		X		X	X						X
Joe Natale	M			X		X			X			X		X				X	X
Don Woodley	M			X				X		X		X		X				X	X

In 2014, the Corporate Governance Committee prioritized the following skills and attributes – finance and accounting, technology and industry knowledge, retail and customer experience, and gender diversity – in connection with its search for additional directors.

Recruiting new directors

The Corporate Governance Committee maintains an evergreen list of potential candidates. The directors, the EC and external professional search organizations regularly identify additional candidates for consideration by the Corporate Governance Committee.

When recruiting new directors, the Corporate Governance Committee considers candidates on merit taking into account the vision and business strategy of the Company; the skills and competencies of the current directors; the existence of any gaps in Board skills; and the attributes, knowledge, and experience new directors should have in order to best enhance the Company’s business plan and strategies. This process also encompasses the Board’s diversity policy, as the Corporate Governance Committee takes into account diversity considerations, such as gender, age and ethnicity, with a view to ensuring that the Board benefits from the broader exchange of perspectives made possible by diversity of thought, background, skills and experience.

The Corporate Governance Committee then uses a scoring model to assess prospective candidates. The scoring model assigns weightings to the desirable skills and attributes, which result in a rating out of 50. The Corporate Governance Committee also classifies candidates as “ready to potentially serve now,” “capable of serving but requires time to develop or free up availability” or “removed from consideration.” The Committee reviews the matrix at each regularly scheduled meeting to track progress.

Each quarter, the Corporate Governance Committee also identifies top candidates and requests the EC to conduct an initial meeting with the candidates. As the next step, candidates deemed to be most suited for the TELUS Board meet with the CEO, the Lead Director, the Chair of the Corporate Governance Committee and, if deemed appropriate, other members of the Board and the TELUS executive team.

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Approval

The Corporate Governance Committee reports to the Board throughout the process and reviews with the Board the top candidates. It then puts forward its recommendation for new directors to the Board for approval. The financial literacy and independence of the candidates are also assessed before Board approval.

Director evaluation

To supplement the Board succession planning and its efforts to ensure Board renewal, the Corporate Governance Committee, together with the EC and Lead Director, carries out an annual assessment of the Board, the committees, the EC, the Lead Director and each director as required by the TELUS Board Policy Manual. The evaluation process assists the Board in:

•        Assessing its overall performance and measuring the contributions made by the Board as a whole, by each committee and each director

•        Evaluating the mechanisms in place for the Board and each committee to operate effectively and make decisions in the best interests of the Company

•        Improving the overall performance of the Board by assisting individual directors to build on their strengths

•        Identifying gaps in skills and educational opportunities for the Board and individual directors in the coming year

•        Developing the Board’s succession plan and recruitment efforts.

The Corporate Governance Committee annually reviews the adequacy of the evaluation process, with input from the EC and Lead Director, and recommends any changes to the Board for approval.

How we do it

Each director completes the following:

•        Surveys regarding the effectiveness of the Board and each committee of the Board of which the director is a member, including their processes and their relationship with management, and provides suggestions for improvement

•        A peer evaluation, where directors evaluate themselves and each of the other directors’ effectiveness as Board members. Directors also assess the effectiveness of the EC (Board functions), Lead Director and each committee chair

•        A skills self-assessment, which is designed to help determine the strengths and gaps in Board skills as a whole and to identify skill requirements for recruiting future directors and for succession planning. This self-assessment also assists the Corporate Governance Committee in determining the financial literacy of each director and topics for continuing education.

Members of senior management who frequently interact with directors complete a management assessment survey, which is designed to evaluate the overall performance of the Board, the effectiveness of the Board and its committees, and the extent to which the Board and management support one another.

The Corporate Secretary assembles the results of the assessments (excluding results related to the EC and Lead Director) and provides a report to the EC and Lead Director, who interview each director individually to discuss the results. The EC conducts interviews related to the results of the Board and committee effectiveness evaluations as well as the skills self-assessment. The Lead Director conducts interviews related to the results of the management assessment survey and the peer evaluation, as well as any matters relating to director or Board independence and the director’s exercise of independent judgment. These interviews provide an opportunity for frank and constructive discussion of any and all issues, with a view to enhancing Board performance as well as the personal contributions of each individual. Similarly, the Corporate Governance Committee Chair reviews the assessments of the Lead Director and discusses those assessments with him. As well, the Lead Director reviews the assessments of the EC and discusses those assessments with him. The EC, Lead Director and Chair of the Corporate Governance Committee then report the aggregated results and their findings to the Corporate Governance Committee and the Board, as well as to each committee chair with respect to committee evaluations, and propose actions where appropriate to respond to the reports. The EC discusses the reports and proposed actions as appropriate with the CEO.

At its November 2014 meeting, the Corporate Governance Committee decided to engage an external corporate governance expert to conduct a review of the director evaluation process and surveys and to defer the timing of its approval of the form of the surveys to May 2015. However, in December 2014, the Corporate Governance Committee conducted an abridged Board and committee effectiveness survey. This assessment indicated that our Board is operating effectively and collaboratively with no significant concern identified.

TELUS 2015 INFORMATION CIRCULAR • 31

Representation of women on the Board and senior management

We believe that increasing the diversity of our Board to reflect the communities and customers we serve is essential to our success. In 2013, the Board adopted a written diversity policy, which provides that the Corporate Governance Committee, which is responsible for recommending director nominees to the Board, will consider director candidates on merit, based on a balance of skills, background, experience and knowledge. In identifying the highest quality directors, the Corporate Governance Committee will take into account diversity considerations, such as gender, age and ethnicity, with a view to ensuring that the Board benefits from a broader range of perspectives and relevant experience. The Corporate Governance Committee will assess the effectiveness of this policy annually and recommend any required amendments to the Board for approval. A copy of our Board diversity policy can be found at telus.com/governance.

The Board diversity policy also stipulates that the Corporate Governance Committee will set measurable objectives for achieving diversity and recommend them to the Board for adoption on an annual basis. In 2013, the Board adopted a target of having diverse members represent between 30 and 40 per cent of its independent directors, with a minimum representation of 25 per cent women, by May 2017. The Board also agreed to have TELUS sign the Catalyst Accord and thereby pledge to increase the overall representation of women on the TELUS Board to a minimum of 25 per cent by 2017. Since setting this target, two women have joined the Board. In February 2015, the Board adopted an additional target to have 30 per cent women on our Board by the end of 2019. This is in line with the addition of Darren Entwistle as a founding member of the 30% Club Canada, which is also working toward having 30 per cent women on boards by the end of 2019. As noted on page 23, diverse members (five nominees out of 13) currently represent 38 per cent of the independent directors of the Board, and female members (three nominees out of 13) represent 23 per cent of our independent directors up for nomination at the 2015 annual meeting.

At TELUS, we also strongly support the objective of increasing diversity at all levels. This includes a close focus on the representation of women in senior leadership roles. Currently, Monique Mercier is the only female in an executive officer position at TELUS, representing 12.5 per cent of our executive officers (eight individuals composed of the EC, the CEO and all EVPs). We expect this percentage to increase in the near future.

We believe that fostering a culture that removes barriers and ensures open and fair processes for the advancement of talent will contribute to the progression of the diversity of TELUS’ leadership team. A focus on systemic changes to people practices, leadership education and awareness is our key strategy. TELUS has introduced several initiatives in connection with this strategy to help evolve leaders and people practices. Some of these are discussed below.

•        In 2013, the Diversity and Inclusiveness Council and the Talent Acquisition and Development team reviewed and modified practices and processes in three pillars of recruitment – leader education, attraction, and succession and retention practices. We strive to interview candidates with different abilities, experiences and perspectives.

•        Team member resource groups were established for women, Aboriginal team members, team members with varying abilities, new immigrants and lesbian, gay, bisexual, transgender and queer (LGBTQ) team members, to help bring awareness and thought leadership to our cultural evolution on the diversity and inclusiveness front.

•        Beginning in 2014, vice-presidents and above have received training on conscious and unconscious biases, which is enhancing their talent development approach and their appreciation for the value of diversity for the success of our team, customers, community and Shareholders.

Rather than adhering to specific objectives at the executive level, we believe that all of these activities and efforts are more effective at contributing collectively to the pipeline of diverse candidates and ensure that the representation of women, and of diverse candidates in general, is considered when making leadership and executive officer appointments.

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Orientation and continuing education

Orientation

The Corporate Governance Committee reviews, approves and reports to the Board on the directors’ orientation program. New directors attend an orientation session upon joining the Board, conducted by various members of senior management. The orientation session provides an overview of TELUS’ strategy; business imperatives, plan and risks; financial condition and financing strategy; regulatory matters; board and committee governance including mandates, roles and policies; corporate policies; and compliance and governance philosophy and practices. In addition, the Board’s practice is to appoint new directors to the Audit Committee for at least their first year on the TELUS Board. Given the scope of that committee’s mandate relative to those of the other committees, Audit Committee members receive a particularly comprehensive view of the Company operations in their entirety, which offers new directors the quickest means of understanding the Company’s operations, risks and strategy.

Management also offers orientation and training to new members on Board committees in the form of a customized orientation session. The session typically includes an overview of the committee’s mandate and work plan for the year as well as current initiatives, key issues, regulatory trends and best practices relevant to the committee.

Each of the newly appointed directors, Mary Jo Haddad and Lisa de Wilde, attended a comprehensive, multi-day orientation session covering the topics identified above for the Board and Audit Committee. Mary Jo also attended a customized orientation session for the Corporate Governance Committee.

Continuing education

The Corporate Governance Committee reviews, approves and reports to the Board on plans for the ongoing development and education of existing Board members. As part of ongoing education, management gives regular presentations and provides topical literature from external experts to the Board and its committees to inform them of developments in legal, regulatory and industry initiatives. The Company has also set up an online portal through which directors can access research and educational materials on a wide variety of topics, including governance, technology, strategy, human resources and regulatory and government affairs. Directors are provided with management contacts for each educational topic so they may request additional information or arrange for further consultation regarding the materials. Directors identify topics for continuing education through discussions at Board and committee meetings, annual evaluations and skills self-assessment surveys.

Directors may also attend external education programs at TELUS’ expense. In 2012, the Corporate Governance Committee formally approved an annual tuition credit to encourage directors to attend external courses relevant to their role as a director of TELUS. In 2014, several directors used this credit to take courses from providers such as audit or human resources firms, the Lead Director Network, Information Technology Association of Canada and the Institute of Corporate Directors. The range of subjects included executive compensation, cybersecurity, Internet of Things, shareholder activism, crisis management, de-risking pension plans, tax compliance, directors’ and officers’ liability insurance, and current accounting and responsibilities. Furthermore, all of our directors are members of the Institute of Corporate Directors, which provides them with access to its publications and events to enhance their knowledge of directors’ responsibilities and current governance trends. Some of our directors attended conferences during the year, including the Canadian Public Accountability Board annual audit symposium and the J.P Morgan Directors’ Summit.

In 2014, management conducted or organized the education sessions noted on the next page. Management also provided information to directors on available courses. Once again, a key focus for 2014 was to provide regular updates at each quarterly Board meeting on changes in the competitive landscape, customer requirements, technological changes, industry developments, government relations and regulatory matters.

TELUS 2015 INFORMATION CIRCULAR • 33

Date	Subject	Attendees[1]	Presented by

February 11 May 7 August 6 November 4

Updates on corporate governance, including emerging best practices (Canadian Coalition for Good Governance, or CCGG), significant case law, developments and proposed amendments to Canadian and U.S. securities rules and regulations (Dodd-Frank implementation), and developments related to say on pay and shareholder engagement

		Corporate Governance Committee	• Executive Vice-President (EVP), Corporate Affairs, Chief Legal Officer and Corporate Secretary • Senior Vice-President (SVP), Legal Services

February 11 May 7 August 6 November 4	Quarterly updates on audit and tax governance and major accounting policies	Audit Committee	• Vice-President (VP), Risk Management and Chief Internal Auditor • SVP and Corporate Controller • VP and Controller, Corporate Accounting and Financial Reporting • VP, Taxation

February 11 May 7 August 6 November 4	Updates on market trends and strategy and legal developments in relation to TELUS pension plans	Pension Committee	• SVP and Treasurer • Director, Investment Management • Senior Portfolio Manager • SVP, Legal Services • Outside legal counsel • External consultant

August 6 November 4	Updates on compensation trends, including emerging best practices for executive compensation disclosure (CCGG) and developments related to say on pay	Compensation Committee

•  EVP, TELUS Health and TELUS International, and Chief Corporate Officer

•  VP, Compensation and Benefits

•  EVP, Corporate Affairs, Chief Legal Officer and Corporate Secretary

•  External compensation consultant

February 11 May 7 August 6 November 4	Quarterly strategic context updates, including competitive environment, regulatory updates, technological and industry developments, and peer performance	Entire Board	• President and CEO • Executive Chair

February 11	Cybersecurity update	Entire Board	• EVP, Technology Strategy and Operations • EVP, Business Transformation

August 7	Broadband network evolution	Entire Board

•  EVP, Technology Strategy and Operations

•  EVP, Business Transformation

•  EVP and President, TELUS Consumer and Small Business Solutions

•  SVP and President – Broadband Networks

•  VP, Marketing Strategy and Execution

August 7	Human capital development	Entire Board	• EVP, TELUS Health and TELUS International, and Chief Corporate Officer • SVP, Chief Human Resources Officer

November 4	Enterprise risk management and internal audit overview	Entire Board	• VP, Risk Management and Chief Internal Auditor

November 4	TELUS Health update	Entire Board	• EVP, TELUS Health and TELUS International, and Chief Corporate Officer

December 2	Updates on directors’ duties and secondary market civil liability disclosure	Entire Board	• EVP, Corporate Affairs, Chief Legal Officer and Corporate Secretary

1         Reference to attendance by the entire Board or by a specific committee means attendance by such members of the Board or committee who were in attendance as of the dates indicated above.

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Ethical business conduct

TELUS has an ethics policy that applies to all TELUS team members, including directors, officers and employees. The policy outlines the responsibilities and guidelines that describe the ethical standards expected of all TELUS team members, including how to deal with conflicts of interest and the disclosure required by TELUS team members for actual or potential conflicts. The policy is available at telus.com/governance. As part of that policy, we established the TELUS Ethics Line in 2003, which provides the public and our team members with a channel for submitting anonymous and confidential questions or complaints on accounting, internal controls or ethical issues, a summary of which is reported on a quarterly basis to the Compensation Committee and the Audit Committee. In 2007, we enhanced the independence and accessibility of the Ethics Line by engaging a third-party intake provider, EthicsPoint, to run the hotline and forward calls or reports received to the Ethics Office and, for complaints relating to accounting and internal accounting controls, to the EVP, Corporate Affairs, Chief Legal Officer and Corporate Secretary. EthicsPoint also forwards respectful workplace issues to the Company’s respectful workplace contact. TELUS team members and external callers from around the world can make an inquiry or complaint online or by phone 24 hours a day, seven days a week in a variety of languages. For the 12th consecutive year since the Ethics Office was established, none of the calls made to the Ethics Office in 2014 involved fraud by team members with a significant role in internal controls over financial reporting. To measure our performance in this regard, we have established an integrity index, which uses results from our online learning course, internal team member surveys, external surveys of our customers and reported breaches of our policies. For more information on our integrity index, visit telus.com/csr.

Our Ethics Office offers team members assistance in ethical decision-making by providing guidance concerning the ethics policy. The Ethics Office also conducts investigations, establishes appropriate policies and guidelines on TELUS’ expected standards of business conduct and closely monitors our Ethics Line. The Ethics Office oversees ethics training, including an online course called TELUS Integrity that is mandatory for all TELUS team members, including TELUS International team members, and is extended to contractors with access to our information systems. The course combines ethics, respectful workplace, corporate security and privacy modules. In 2014, the Integrity course was customized for contractors and TELUS International team members to be better aligned with their specific situations. The Ethics Office requires each director, as well as each TELUS team member, to acknowledge annually that he or she has reviewed the ethics policy and understands the policy’s expectations. The VP, Risk Management and Chief Internal Auditor reports quarterly to the Compensation Committee and the Audit Committee on the results of any investigation of whistleblower, ethics and internal controls complaints received by the Ethics Office and the EVP, Corporate Affairs, Chief Legal Officer and Corporate Secretary (as the case may be). The Compensation Committee and the Audit Committee are required to review the ethics policy jointly on an annual basis and recommend changes for approval to the Board as appropriate. No waivers of the policy are intended, and any waiver that is granted to an executive officer or director under the policy must be pre-approved by the Board of Directors or its delegate, which must be a Board committee and must be disclosed subject to restrictions under the TELUS policy on corporate disclosure and confidentiality of information. For all other employees, a waiver of the ethics policy must receive prior approval from the EVP, Corporate Affairs, Chief Legal Officer and Corporate Secretary, together with the VP, Risk Management and Chief Internal Auditor, and must be promptly reported to the Audit Committee.

Our anti-bribery and corruption policy, adopted by the Board in 2013, was implemented throughout TELUS in 2014, including by way of an online learning course that provides team members with context on bribery and corruption and details on the risks associated with it. The course covers the processes and controls to mitigate such risks and includes topics and scenarios that promote a deeper understanding of the material covered. The policy applies to all TELUS team members, including the Board of Directors, as well as all third parties engaged by TELUS. It outlines the expectations for all TELUS team members and third parties in relation to anti-bribery and corruption matters in Canada and abroad, and applies to all areas of TELUS’ business, including commercial activities in both the public and private sectors.

Under the British Columbia Business Corporations Act and the Articles, any director or executive officer who holds any office or possesses any property, right or interest that could result in the creation of a duty or interest that materially conflicts with the individual’s duty or interest as a director or executive officer of the Company, must promptly disclose the nature and extent of that conflict. A director who holds a disclosable interest in a transaction or contract into which the Company has entered or proposes to enter may not vote on any directors’ resolution to approve that contract or transaction.

TELUS 2015 INFORMATION CIRCULAR • 35

Shareholder engagement and say on pay

Our Board of Directors believes that regular communication is an important part of creating an open and constructive dialogue with our Shareholders. To facilitate such engagement, in February 2015, the Board approved a shareholder engagement policy that outlines how the Board may communicate with Shareholders, how Shareholders can communicate with the Board and the topics that are appropriate for the Board to address. It also provides an overview of how management interacts with Shareholders. A copy of our shareholder engagement policy is available at telus.com/governance.

We communicate with our Shareholders and other stakeholders through various channels, including our annual and quarterly reports, management proxy circular, annual information form, corporate social responsibility report, news releases, our website and presentations at industry and investor conferences. Some of our long-standing shareholder engagement practices include:

•                  Holding annual general meetings in locations across Canada with an internationally accessible live webcast and feedback survey so that Shareholders, wherever they are, can provide comments and ask questions via email to ir@telus.com before, during or after the meeting

•                  Maintaining a 1-800 investor line, ir@telus.com and ceo@telus.com mailboxes, and confidential ethics hotline and website to encourage Shareholders and the public to contact us with questions or concerns

•                  Holding four quarterly earnings calls with financial analysts and institutional investors to present financial and operating results of the quarter. All calls are webcast and include executive presentations to analysts and institutional investors and open question-and-answer sessions. These calls are also available to retail Shareholders on a listen-only basis via phone or webcast. The webcast, slides (if used), transcripts (if available) and audio replays are available at telus.com/investors

•                  Conducting executive tours and attending industry conferences with our executive officers in Canada, the United States and the United Kingdom where analysts and investors are in attendance

•                  Holding meetings with Shareholders and shareholder advocacy groups (for example, the Canadian Coalition for Good Governance) on an ad hoc basis, typically with the EVP, TELUS Health and TELUS International, and Chief Corporate Officer, the EC, and the Chair of the Compensation Committee or the Corporate Governance Committee, to discuss executive compensation or governance issues

•                  Inviting analysts and large institutional Shareholders to participate in a confidential investor perception study.

Our Board email inbox (board@telus.com) provides Shareholders and other stakeholders with a tool to communicate directly with the Board on appropriate topics between annual meetings. Alternatively, Shareholders and other stakeholders can also communicate with the Board by mail, marking the envelope as confidential, to (c/o Corporate Secretary) 8 – 555 Robson Street, Vancouver, B.C. V6B 3K9. The Board strives to respond to all appropriate correspondence in a timely matter. On a quarterly basis, the Corporate Governance Committee considers all communications sent to the Board inbox and reviews and considers responses in relation to corporate governance matters.

The Board has also adopted a policy on say on pay, and at our annual meeting in 2014, we conducted our fourth vote on say on pay, which received the overwhelming support of 95.3 per cent of votes cast. We continued to engage in dialogue during the year with certain Shareholders, shareholder advocacy groups and proxy advisory groups for feedback about our executive compensation and corporate governance practices. The feedback we received was overall very positive and reinforced the view that our policies continue to align with Shareholder expectations.

We encourage Shareholders to contact the Board, and specifically members of the Compensation Committee, to discuss any concerns about our approach to executive compensation.

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Corporate Governance Committee report

Mandate

The mandate of the Corporate Governance Committee is to assist the Board in fulfilling its oversight responsibilities to ensure that TELUS has an effective corporate governance regime. The Committee is responsible for monitoring corporate governance developments, emerging best practices and the effectiveness of our corporate governance practices. The Committee is also responsible for identifying, recruiting and recommending nominees for election as directors, providing ongoing education and development for directors, and overseeing Board and director evaluations. The Committee assesses and makes recommendations to the Board for its determination of the independence, financial literacy, financial expertise, and accounting or related financial management expertise of directors, as defined under corporate governance rules and guidelines. In addition, as part of its expanded risk oversight role, the Committee is responsible for monitoring and reviewing insurance, claims and property risks, corporate social responsibility and environmental matters, and recommending to the Board for approval environmental policies and procedure guidelines or material changes to such policies.

Membership

The current membership of the Committee is as follows:

Name	Independent
Rusty Goepel (Chair)	Yes
Mary Jo Haddad	Yes
John Lacey	Yes
Bill MacKinnon	Yes
John Manley	Yes

Prior to May 8, 2014 and his appointment as Lead Director, Dick Auchinleck was a member of the Committee.

Meetings

The Committee meets at least once each quarter and reports on its activities to the Board. Activities reviewed are based on its mandate and annual work plan. At each meeting, it holds an in-camera session without management present. The Committee held five meetings in 2014.

Highlights

Commitment to corporate governance

The Committee undertook the following initiatives as part of its commitment to best practices in corporate governance:

•                  Developed and oversaw the leadership transition to the Executive Chair (EC) and Lead Director

•                  Conducted an annual review of the TELUS Board Policy Manual, including all of the terms of reference contained therein, to ensure they remained appropriate and recommended changes to the Board for approval, including all changes related to the new roles of EC and Lead Director

•                  Reviewed and approved the Committee’s annual work plan

•                  Reviewed and approved amendments to the framework for delegation of decisions from the Board to executive management to incorporate the delegation of decisions to the EC and the related adjustments to the delegation of decisions to the President and Chief Executive Officer (CEO)

•                  Received and considered with management regular updates on changing laws, rules and regulations in both Canada and the United States, corporate governance initiatives taken by Canadian and United States securities regulators and other stakeholders, and emerging best practices and their implications for the Company

•                  Reviewed our corporate social responsibility report.

TELUS 2015 INFORMATION CIRCULAR • 37

Say on pay and Shareholder engagement

In 2014, the Committee undertook the following initiatives with respect to Shareholder engagement:

•                  Evaluated the adequacy of our say-on-pay policy and Shareholder engagement practices

•                  Reviewed and reported on Shareholder communications received in the Board inbox (board@telus.com) on a quarterly basis, as well as any correspondence from the Board or committees sent in response to such communications.

Director evaluation

The Committee decided to have an external review of its director evaluation surveys conducted by a corporate governance expert and deferred the timing of its 2014 year-end review to May 2015 after this external assessment is complete. However, in December 2014, the Corporate Governance Committee conducted an abridged Board and committee effectiveness survey. The Committee will continue its comprehensive annual Board evaluation program in May 2015 with a view to further fostering the objectives of:

•                  Continuing to maintain Board performance at an exceptional level

•                  Ensuring that the Board is continuously composed of directors who bring fresh ideas and perspectives to the Company, and who possess a mix of expertise and attributes that can best advance and oversee the strategy and direction of the Company while recognizing that institutional knowledge and experience are vital to the Board’s stability and effectiveness.

Our director evaluation process is described in more detail on page 31.

Director search

In 2014, the Committee continued its efforts to recruit additional directors as part of its succession planning for the Board. As a result of these efforts, on May 8, 2014, Mary Jo Haddad was elected to the Board and, on February 1, 2015, Lisa de Wilde was appointed to the Board. In March 2015, the Committee’s search resulted in the nomination of Sabi Marwah for election as a director at the Meeting. See pages 29 and 33 for further details on our director nomination and director orientation processes.

Risk management and oversight

The Committee undertook the following initiatives relating to risk management and oversight:

•                  Monitored our environmental risk management activities and results

•                  Monitored our compliance and strategy on halocarbons

•                  Approved the annual renewal of directors’ and officers’ liability insurance coverage

•                  Conducted its annual review of our directors’ and officers’ liability insurance program

•                  Reviewed the adequacy of our insurance coverage, including property insurance coverage, monitored ongoing developments in the insurance industry and reviewed our property risk management program.

Initiatives relating to directors

The Committee undertook the following additional initiatives relating to directors:

•                  Reviewed and recommended to the Board for approval changes to the composition of the committees

•                  Conducted an annual review of the succession planning process for the Lead Director and committee chairs

•                  Initiated an external review of the Board and director evaluation process by a corporate governance expert

•                  Reviewed and approved changes to the director compensation comparator group

•                  Reviewed the results of the annual market benchmarking of directors’ compensation prepared by Meridian, and recommended to the Board for approval the adoption of a simplified, tiered flat fee structure for director compensation at the 65th percentile of the comparator group

•                  Continued the ongoing education program for all directors

•                  Conducted an annual review of director eligibility criteria

•                  Conducted an annual review of the skills matrix and gap analysis of the Board

•                  Conducted an annual assessment of the independence and financial literacy of directors and made recommendations to the Board, which made the determinations.

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Other initiatives

The Committee also reviewed the report on charitable donations and political contributions made in 2013 and approved the 2014 charitable donation and political contribution budgets.

Signed, the members of the Corporate Governance Committee

Rusty Goepel (Chair)	Bill MacKinnon

Mary Jo Haddad	John Manley

John Lacey

TELUS 2015 INFORMATION CIRCULAR • 39

Pension Committee report

Mandate

The mandate of the Pension Committee is to oversee the administration, financial reporting and investment activities of the Pension Plan for Management and Professional Employees of TELUS Corporation, the TELUS Edmonton Pension Plan, the TELUS Corporation Pension Plan, the TELUS Québec Defined Benefit Pension Plan, the TELUS Defined Contribution Pension Plan, the TELUS Health and TELUS Retail Pension Plan, any successor plans, any related supplemental retirement arrangements as mandated by the Board, and any related trust funds (collectively the Pension Plans). The Committee is responsible for reporting to the Board in respect of the actuarial soundness of the Pension Plans, the administrative aspects of the Pension Plans, our investment policy, the performance of the investment portfolios and compliance with government legislation. The Committee may, from time to time, recommend to the Board for approval fundamental changes in the nature of the pension arrangement for any Pension Plan and fundamental changes in the governance structure for the Pension Plans.

Membership

The current membership of the Committee is as follows:

Name	Independent
Don Woodley (Chair)	Yes
Charlie Baillie	Yes
Micheline Bouchard	Yes
John Butler	Yes
Stockwell Day	Yes

Meetings

The Committee meets at least once each quarter and reports to the Board on its meetings. Activities reviewed are based on its mandate and annual work plan. At each meeting, the Committee meets in-camera with the TELUS Treasurer and also in-camera without management present. The Committee also meets with Pension Plan auditors without management present at each quarterly meeting. The Committee held four meetings in 2014.

Highlights

Governance review

Under the direction of the Pension Committee and with the assistance of external consultants, management conducted a governance review in 2014. The primary objective of the review was to identify what aspects of governance are working well and what could be improved. The findings showed that the TELUS pension plans are well governed.

Asset liability study

In 2013, an asset liability study was conducted to evaluate and mitigate the risk to TELUS’ financial statements created by the valuations of plan assets and liabilities moving in opposite directions (mismatch risk). Management has since adjusted its investment strategy in accordance with the three-year implementation plan and continues to monitor actual asset mix and mismatch risk on a quarterly basis.

Governance

In accordance with its mandate, the Committee approved the appointments of the auditor and actuary for the Pension Plans. As well, the Committee received, reviewed or approved, as required, the following:

•                  The Committee’s terms of reference, and recommended certain changes to the Corporate Governance Committee for further recommendation to the Board

•                  The funding policy and recommended to the Board certain changes to mitigate the volatility of contributions

•                  The Committee’s annual work plan

•                  An annual report, including annual financial statements and audit reports prepared by the external auditors, for each of the Pension Plans

•                  An audit scope report

•                  An annual update on developments in pension law

•                  Reports from the actuary of each Pension Plan, including the assumptions and results

•                  Plan budgets, including Pension Plan expenses and peer plan results

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•                  Quarterly and annual investment results measured against plan benchmarks and liabilities

•                  Plan insurance coverage

•                  Management’s self-assessment of internal controls

•                  Reports confirming compliance with Pension Plan ethical standards, investment policies and procedures, derivative policies and legislation

•                  Investment manager performance assessments

•                  Reports on the investment strategy and risk assessment

•                  Reports on the design, operations and procedural effectiveness of the governance structure for the pension plans

•                  Presentations by external investment managers and service providers

•                  Management presentations on the topics of real estate and mortgage investments, de-risking strategies, operations overview and performance measurement.

Signed, the members of the Pension Committee

Don Woodley (Chair)	John Butler

Charlie Baillie	Stockwell Day

Micheline Bouchard

TELUS 2015 INFORMATION CIRCULAR • 41

Audit Committee report

Mandate

The Audit Committee supports the Board in fulfilling its oversight responsibilities regarding the integrity of the Company’s accounting and financial reporting, internal controls and disclosure controls; legal, regulatory and ethical compliance and reporting and timeliness of filings with regulatory authorities; the independence and performance of the Company’s external and internal auditors; the management of the Company’s risks, creditworthiness, treasury plans and financial policy; and the Company’s whistleblower and complaint procedures. For more information on the Audit Committee, including the text of its terms of reference, refer to the Audit Committee section in our Annual Information Form for the year ended December 31, 2014.

Membership

The current membership of the Committee is as follows:

Name	Independent
Bill MacKinnon (Chair) Audit committee financial expert	Yes
Ray Chan	Yes
Lisa de Wilde	Yes
Rusty Goepel	Yes
Mary Jo Haddad	Yes
John Lacey	Yes
John Manley	Yes

Lisa de Wilde joined the Board and its Audit Committee on February 1, 2015. The Board has determined that each member of the Committee is independent and financially literate, and that at least one member, Bill MacKinnon, is an audit committee financial expert and has accounting or related financial management expertise as defined by applicable securities laws. No member of the Committee serves simultaneously on the audit committee of more than three public companies. Information regarding the education and experience of the Committee members is contained in our Annual Information Form for the year ended December 31, 2014.

Meetings

The Committee meets at least once each quarter and reports on its activities to the Board. Activities reviewed are based on its mandate and annual work plan. At each quarterly meeting, the Committee has the opportunity to meet separately in-camera with each of the Chief Financial Officer (CFO), Chief Internal

Auditor and external auditors. It also meets separately with management. In addition, it holds an in-camera session without management present at each meeting. The Committee held five meetings in 2014.

Highlights

The following sets forth highlights of the actions taken by the Committee in 2014.

Financial reporting

•                  Received presentations from the CFO and made inquiries related to the quarterly and annual financial performance and operating results of the Company, including its reporting segments, relative to results in prior periods and to investor expectations

•                  Reviewed, throughout the year, any changes to, or adoption of, significant accounting policies and significant estimates impacting the current and future financial statements of the Company

•                  Reviewed and discussed with the CEO and the CFO their readiness to certify the annual financial statements and related disclosure material, as required under the Sarbanes-Oxley Act (SOX), and the annual and interim financial statements and related disclosure materials, as required under Canadian securities legislation

•                  Reviewed and recommended to the Board for approval the public release and filing of the annual audited Consolidated financial statements and quarterly unaudited Consolidated financial statements of the Company and those subsidiaries for which financial statements are publicly filed, including related news releases and Management’s discussion and analysis

•                  Reviewed and recommended to the Board for approval key securities filings that contain financial information, including the Annual Information Form and Form 40-F.

External auditors

•                  Oversaw the work of the external auditors

•                  Reviewed and approved the annual audit plan

•                  Monitored the progress of the external audit

•                 Received reports on the external auditors’ internal quality control procedures, independence and confidentiality procedures

•                  Met quarterly with the external auditors without management present

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•                  Recommended to Shareholders the appointment of external auditors

•                  Reviewed and set the compensation of the external auditors

•                  Reviewed and pre-approved all audit, audit-related and non-audit services provided by the external auditors or their affiliates.

Accounting and financial management

•                  Reviewed and approved the Company’s major accounting policies, including alternatives and potential key management estimates and judgments and the Company’s financial policies and compliance with such policies

•                  Reviewed quarterly financing reports and approved key treasury matters, including status of capital markets and the global credit availability and implications for TELUS, telecom industry credit rating developments, credit ratings and comments about the Company by credit agencies, hedging programs, pension funding updates and financing plans

•                  Reviewed and recommended to the Board for approval the advancement of the 2015 normal course issuer bid program for the repurchase of up to $500 million of Shares through to September 30, 2015

•                  Reviewed and recommended to the Board for approval the renewal of the Company’s shelf prospectus

•                  Reviewed and recommended to the Board for approval the issuance of 3.20% Notes maturing on April 5, 2021 for aggregate gross proceeds of $500 million; 4.85% Notes maturing on April 4, 2044 for aggregate gross proceeds of $500 million; 3.75% Notes maturing on January 17, 2025 for aggregate gross proceeds of $800 million; and 4.75% Notes maturing on January 17, 2045 for aggregate gross proceeds of $400 million

•                  Reviewed and approved the renewal of the Company’s credit facility for up to $2.25 billion

•                  Reviewed and recommended to the Board for approval increases to the Company’s dividend within the target dividend payout ratio guideline

•                  Reviewed quarterly reports on derivatives, guarantees and indemnities

•                  Received quarterly reports regarding taxation matters, including any tax adjustments, status of existing and projected tax provisions, and tax morality

•                  Reviewed corporate reorganizations

•                 Reviewed and discussed with management at each regularly scheduled quarterly meeting the results of significant capital expenditures, including specific milestone reviews of major capital projects together with variances to authorized business cases (including the TELUS Sky real estate development in Calgary).

Internal controls and disclosure controls

•                  Reviewed and approved the internal audit program to provide assurance regarding risk exposures and internal controls

•                  Reviewed quarterly reports on internal audit activities

•                  Reviewed internal audit’s evaluation of the Company’s disclosure controls and internal control systems and risk mitigation progress

•                  Met regularly with the Chief Internal Auditor without management present

•                  Reviewed and approved updates to the Internal Audit Charter, which defines the scope, responsibilities and mandate of TELUS’ internal audit function

•                  Monitored the adequacy of resourcing (including compensation, retention and people-sourcing strategies) and the independence and objectivity of the internal audit function

•                  Received updates regarding key audit report followups

•                  Reviewed quarterly the results of the cascading certifications by key stakeholders in the financial reporting and disclosure controls processes to provide reasonable assurance and confidence to the CEO and CFO

•                  Considered reports from the Chief Compliance Officer and Chief Legal Officer on matters relating to compliance with laws and regulations, including those pertaining to the Company’s Canadian and international operations

•                  Received and considered quarterly reports regarding the receipt, investigation and treatment of whistleblower, ethics and internal controls complaints

•                  Received and considered quarterly reports on litigation matters.

Enterprise risk governance

•                  Reviewed the results of management’s annual risk assessment (and quarterly updates thereto), the identification and prioritization of key enterprise risks, the engagement of executives to mitigate risk exposures, the perception of risk tolerance and appetite by key risk category, and management’s perceptions of the Company’s resilience and readiness level for key risks, including the development of key risk mitigation strategies for 2015

•                  Reviewed reports on management’s approach for safeguarding corporate assets and information systems

•                  Received periodic presentations on risk mitigation strategies from certain executive key risk owners.

TELUS 2015 INFORMATION CIRCULAR • 43

Audit Committee related governance

•                  Reviewed the Committee’s terms of reference and recommended to the Corporate Governance Committee minor amendments thereto, for further recommendation to the Board for approval

•                  Reviewed the policy on corporate disclosure and confidentiality of information and recommended changes to the Board for approval

•                  Reviewed and approved the Committee’s annual work plan

•                  Received and reviewed with management updates throughout the year related to changing governance-related laws, rules and emerging best practices, and implications of the proposals of Canadian and United States regulators with respect to the Committee

•                  Reviewed and recommended to the Board for approval the 2014 ethics policy

•                  Monitored management’s annual conflict of interest disclosure and review process

•                  Received and reviewed management’s annual sustainability plan and quarterly reports on the status relative to plan for activities to ensure SOX 404 compliance for the 2014 financial year, including a specific review of status of remediation efforts with respect to significant deficiencies (there were no known material weaknesses).

Signed, the members of the Audit Committee

Bill MacKinnon (Chair)	Mary Jo Haddad

Ray Chan	John Lacey

Lisa de Wilde	John Manley

Rusty Goepel

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Human Resources and Compensation Committee report

Mandate

The Human Resources and Compensation Committee of the Board of Directors (the Compensation Committee) is responsible for developing the compensation philosophy and guidelines on executive compensation, overseeing succession planning for the executive team, determining EC and CEO goals and objectives relative to compensation, evaluating EC (in his executive capacity) and CEO performance, reviewing and recommending EC and CEO compensation to the Board based on its evaluation, and determining compensation for executives other than the EC and CEO. This Committee ensures that compensation design and practices do not encourage undue risks. The Compensation Committee manages the supplemental retirement arrangements (other than registered pension plans) for the executive team and all of our equity-based incentive plans. This Committee’s mandate also includes oversight of health and safety policies, procedures and compliance, business continuity and disaster recovery planning, and certain aspects of our approach to business ethics and corporate conduct.

Membership

The current membership of the Compensation Committee is as follows:

Name	Independent
John Butler (Chair)	Yes
Charlie Baillie	Yes
Micheline Bouchard	Yes
Ray Chan	Yes
Stockwell Day	Yes
Don Woodley	Yes

Prior to May 8, 2014, Charlie Baillie was Chair of the Compensation Committee and Dick Auchinleck was a member of the Committee.

In accordance with the Compensation Committee’s terms of reference, all members of the Committee are required to be independent. Furthermore, the Board has determined that all members of the Compensation Committee meet the compensation committee independence requirements of the New York Stock Exchange (NYSE). None of the members of the Committee are currently serving as CEOs of other companies, other than personal holding companies. This Committee has a formal policy limiting the number of currently serving CEOs of public companies on the Committee to no more than one-third of the members.

The Compensation Committee members have a range of complementary skills in areas such as human resources, corporate governance, risk assessment, public company leadership and board experience, which allows them to make effective decisions on our compensation practices. All of the Compensation Committee members have served in executive capacities, in cabinet or senior political positions, or on compensation committees with other public issuers and, through those roles, have acquired direct experience relevant to their responsibilities in reviewing and considering executive compensation. The following is a brief description of the experience of each current member of this Committee that is relevant to the performance of his or her responsibilities as a member of the Committee:

John Butler, Committee Chair – John is a lawyer who has been a director of TELUS since 1999 and who served as a director of a predecessor to the Company since 1995. He was a member of our Compensation Committee from 2007 to 2011 before rejoining it in May 2013. John previously served as a director of Liquor Stores N.A. Ltd., a TSX-listed company, from 2004 to 2014. He chaired the compensation committee of Liquor Stores N.A. Ltd. for three years and chaired its governance committee for 10 years. Through his committee involvement, he has developed expertise in regulatory requirements related to compensation practices and is knowledgeable in governance and pension matters. John is also a member of our Pension Committee and chaired that committee from 1999 to 2006.

Charlie Baillie – Charlie was Chair of our Compensation Committee from May 2007 to May 2014. He has extensive experience serving on boards and as a member of compensation committees with other public issuers, including CN Rail, George Weston Limited, Dana Corp., Ballard Power Systems Inc. and Quebecor World Inc. He also previously served as the CEO of the Toronto-Dominion Bank, during which time he was responsible for the human resources function for the organization, including matters such as compensation and incentive programs, leadership and succession planning and talent development. He has been a member of the Compensation Committee since 2007 and is also a member of our Pension Committee.

TELUS 2015 INFORMATION CIRCULAR • 45

Micheline Bouchard – Micheline is an experienced executive and director. She is currently a member of the compensation committee of the Public Sector Pension Investment Board and served as the chair of the compensation committee of Harry Winston Diamond Corporation (now Dominion Diamond Corporation) from 2008 to 2013. Micheline has had organizational exposure to human resources issues through her previous roles as a senior executive and is knowledgeable in areas such as governance and regulatory requirements, the development and oversight of compensation programs, and pension-related matters. She has been a member of the Compensation Committee since 2009 and is also a member of our Pension Committee.

Ray Chan – Ray has over 30 years of experience in the oil and gas industry, and has held several senior executive positions, including as CFO and CEO. He is currently chairman of Baytex Energy Corp. and is a director of TORC Oil & Gas Inc. and a member of its compensation committee. Ray also served on the compensation committee of the TMX Group Inc. Through his executive roles, Ray has been involved in a variety of compensation matters such as the development and financial analysis of compensation plans and leadership succession planning. Ray has been a member of the Compensation Committee since 2013 and is also a member of our Audit Committee.

Stockwell Day – Now a strategic consultant and advisor, Stockwell enjoyed a successful political career for over 30 years, serving in senior roles with the Government of Alberta, and holding various positions in the federal government including Leader of the Official Opposition, Minister of Public Safety, Minister of International Trade, Minister for the Asia-Pacific Gateway, Senior Minister Responsible for British Columbia and President of the Treasury Board. In these roles, Stockwell gained experience in governance and was responsible for the oversight of all senior-level executive compensation. Stockwell has been a member of the Compensation Committee since 2013 and is also a member of our Pension Committee.

Don Woodley – Don has over 25 years of experience in the information technology industry, holding senior executive positions at Compaq Canada Inc. and Oracle Canada and currently serving on the board and compensation committee of Canada Post Corporation. He has experience in the development and oversight of compensation programs, leadership succession, governance and pension-related matters. Don has more than six years of service on the Compensation Committee and currently serves as Chair of our Pension Committee.

Further information about the Compensation Committee members can be found under Director biographies starting on page 8.

Meetings

The Compensation Committee meets at least once each quarter and reports to the Board on its activities. The matters reviewed are based on its mandate and annual work plan. At each meeting, the Committee holds an in-camera session without management present. This Committee also regularly holds an in-camera session with only the compensation consultant present, and the Committee Chair meets by teleconference with the compensation consultant before each quarterly Committee meeting and at other times on an as-needed basis. The Compensation Committee also holds an in-camera session with the Executive Vice-President (EVP), TELUS Health and TELUS International, and Chief Corporate Officer (Chief Corporate Officer) at each meeting. This Committee held a total of eight meetings in 2014.

Compensation Committee advisors

The Compensation Committee has retained Meridian Compensation Partners LLC (Meridian) as its independent executive compensation consultant. Meridian provides counsel to boards and management on executive and board compensation. This Committee first retained Meridian in 2010. The mandate of the executive compensation consultant is to serve the Company and to work for the Compensation Committee in its review of executive compensation, including advising on the competitiveness of pay levels, executive compensation design issues, market trends and technical considerations. The nature and scope of services provided by Meridian to the Compensation Committee in 2014 included:

•                  Market pay analyses and trends for executive compensation including pay analyses for the EC and CEO

•                  An independent risk assessment of pay policies and practices

•                  Ongoing support with regard to the latest relevant regulatory, technical and accounting considerations impacting executive compensation and executive benefits programs, including proxy disclosure

•                  Advice on the comparator group for benchmarking compensation

•                  Advice on the design and implementation of performance-contingent long-term incentives (LTIs) for the executives

•                  Preparation for, and attendance at, Compensation Committee meetings and selected management meetings, including meetings with the Chair of the Compensation Committee.

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The Compensation Committee does not direct Meridian to perform the above services in any particular manner or under any particular method. It approves all invoices for executive compensation work performed by Meridian. This Committee has the final authority to hire and terminate Meridian as its executive compensation consultant and evaluates Meridian’s contributions and performance annually.

Meridian also assisted in determining a comparator group and gathering market information regarding director compensation in 2014, which the Corporate Governance Committee used in making its recommendation for directors’ compensation. It also used this information to make its recommendations for compensation for the Lead Director.

Meridian is required to obtain prior approval from the Compensation Committee Chair (or his or her delegate) for any material work for the Company or members of management, other than or in addition to compensation services provided in connection with our directors or executive officers. In 2014, the only services Meridian provided to TELUS or our directors or management were executive and director compensation services.

Executive and director compensation related fees

The following table lists the fees billed by Meridian for the past two years.

($)
Type of work	2014	2013
Services related to determining director and executive officer compensation	404,803	473,527
All other fees	Nil	Nil
Total	404,803	473,527

Highlights

Succession planning

One of the Compensation Committee’s most important responsibilities is its oversight of the development of succession plans for each executive role. Typically, the Committee considers and discusses with the CEO and Chief Corporate Officer (who is also responsible for Human Resources) the strength of the succession plan for each executive role. This includes reviewing the pool of candidates identified by the CEO and his assessment of their readiness and capability to assume the role, either immediately or within a certain time period, and the development actions being undertaken to further enhance their readiness. If it is determined that external candidates are needed to strengthen a succession plan, we would recruit for a candidate immediately or on an opportunistic basis, depending on need and urgency. The CEO also presents an emergency candidate for each position. As outlined in its terms of reference, the Compensation Committee then approves the succession plan for all executives other than the CEO. Similarly, the Compensation Committee considers and discusses with the EC the strength of the succession plan for the CEO. The same degree of analysis and actions are undertaken and the Committee then recommends the resulting succession plan to the Board for approval.

As disclosed last year, coincident with Brian Canfield’s retirement as Board Chair in May 2014, Darren Entwistle was appointed to the role of EC of the Board, Dick Auchinleck assumed the role of independent Lead Director and Joe Natale was promoted to President and CEO.

The promotion of Joe to President and CEO represented the conclusion of a comprehensive multi-year succession planning process under Darren’s leadership that was overseen by the Board. The leadership evolution also created opportunities for other key personnel who were either promoted to EVP or had their portfolios expanded to include greater oversight in other areas. These opportunities further reflected the strong succession planning process for each executive role overseen by the Compensation Committee.

Employment agreements – Executive Chair and President and CEO

In conjunction with the leadership progression, Darren and TELUS entered into a three-year employment agreement, after which it is anticipated that he may become the Company’s non-executive Chair. This arrangement is intended to ensure an effective leadership transition in alignment with the interests of our Shareholders and other valued stakeholders. In entering into this agreement, Darren agreed to:

•                   A lowered severance on termination of employment arrangement that sees his severance reduced from 24 months to three months over the term of his employment agreement, as detailed on page 86

•                   Shift immediately from a single-trigger to a double-trigger change of control provision

•                   Extend immediately his non-compete provision from 12 months to 24 months.

Joe and TELUS entered into a new open-term employment agreement that contains provisions largely in alignment with the other executives of TELUS, as detailed starting on page 85. Under the agreement, Joe’s base salary was increased on May 8, 2014, as detailed on page 70.

TELUS 2015 INFORMATION CIRCULAR • 47

Additional highlights

In addition, the Compensation Committee took the following actions in 2014 (or with respect to 2014 performance) in accordance with its annual work plan:

Executive Chair and President and CEO

•                   Reviewed and recommended to the Board for approval the employment agreements for the EC and the CEO

•                   Reviewed and recommended to the Board for approval (for a second year) the granting of LTI awards to the EC and CEO (in respect of 2014 performance) where 50 per cent of the LTI granted is time-vested and 50 per cent is performance-contingent (see page 57 for details)

•                   Reviewed and approved the corporate goals and objectives relevant to EC and CEO compensation

•                   Assessed the performance of the EC in his executive capacity, with the input of the Board (as facilitated by the Lead Director), and reported the results to the Board

•                   Assessed the performance of the CEO, with the input of the EC, and reported the results to the Board

•                   Reviewed and recommended to the Board for approval the size of the performance bonus profit-sharing pool for the EC and CEO

•                   Reviewed and recommended to the Board for approval the EC’s compensation, with the input of the Board (as facilitated by the Lead Director), based on the evaluation of performance and the Compensation Committee’s review of the form and adequacy of compensation

•                   Reviewed and recommended to the Board for approval the CEO’s compensation, with the input of the Board and the EC, based on the evaluation of performance and the Compensation Committee’s review of the form and adequacy of compensation

•                   Reviewed and approved the expenses of the CEO and his office staff.

Executive management

•                   Reviewed and recommended to the Board for approval (for a second year) the granting of LTI awards for the EVPs (in respect of 2014 performance) where 50 per cent of the LTI granted is time-vested and 50 per cent is performance-contingent (see page 57 for details)

•                   Reviewed the degree of stretch in the financial goals on the corporate scorecard for compensation purposes and validated the measures relative to financial reporting

•                   Reviewed and recommended to the Board for approval the proposed appointment of individuals as executives and as corporate officers of the Company

•                   Reviewed our compensation philosophy and guidelines for executives by assessing i) the linkage of the executive compensation philosophy and executive incentive plans to the Company’s financial and non-financial performance and business strategy, and ii) the alignment with our employee compensation philosophy

•                   Reviewed and approved an independent assessment conducted by Meridian of the following key compensation parameters to determine the extent to which they encourage risk-taking and whether there are appropriate mitigating safeguards: pay philosophy and governance, pay structure, performance metrics/measurement and risk mitigation practices. The Compensation Committee concluded that our compensation practices do not encourage undue risk-taking

•                   Reviewed and approved the selection of a Canadian comparator group for benchmarking executive compensation and the selection of a U.S.-based telecom comparator group for a secondary reference

•                   Considered market trends and data, and then reviewed and approved the form and adequacy of compensation for executives other than the EC and CEO

•                   Reviewed the CEO’s evaluation of the performance of individual executives

•                   Reviewed and approved the compensation of individual executives other than the EC and CEO, after considering the evaluation and recommendations of the CEO and applying the Company’s compensation principles as described on page 55

•                   Received updates on the Share ownership of executives relative to target.

Equity plans

•                   Reviewed and recommended to the Board for approval changes to the Restricted Stock Unit Plan, Performance Stock Unit Plan and Management Option Plan to reflect the EC’s authority with respect to allocations of awards under these plans

•                   Reviewed and recommended to the Board for approval changes to the Management Option Plan to reflect the clawback policy

•                   Approved an amendment to the Restricted Stock Unit Plan and Performance Stock Unit Plan that clarified the definition of retirement

•                   Reviewed and recommended to the Board for approval the annual grants of restricted stock units (RSUs) to management (including executives) under the Restricted Stock Unit Plan for 2014 performance

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•                   Approved annual grants of executive performance stock units (EPSUs) and to management (management performance stock units or MPSUs) under the Performance Stock Unit Plan for 2014 performance

•                   Reviewed and recommended to the Board for approval the replenishment of a discretionary pool of RSUs that the CEO, through authority delegated from the EC, has the authority to grant to non-executive management for reward, retention and recognition purposes, subject to the parameters specified by the Compensation Committee

•                   Monitored ad hoc grants under the Restricted Stock Unit Plan and the Management Option Plan to certain non-executive management for reward, retention or recognition purposes

•                   Received reports on the status of the option share reserves

•                   Reviewed and adopted the following two parameters to be used by the Compensation Committee for assessing share usage relative to LTI plan design and award: impact on dilution (which should result in total share reserve dilution being less than or equal to 10 per cent) and total market capitalization (which should have an annual impact of less than or equal to 0.6 per cent).

Governance

•                   Approved the new agreement with the compensation consultant

•                   Reviewed and approved the Compensation Committee’s annual work plan

•                   Received regular updates from management and the compensation consultant, and considered proposed and new Canadian and U.S. regulatory requirements, as well as evolving best practices on executive compensation matters

•                   Conducted a review of all components of TELUS executive compensation

•                   Received compliance reports on a quarterly basis from the Respectful Workplace Office

•                   Received compliance reports on a quarterly basis in respect of business ethics at the Company, conducted an annual review of our ethics policy and recommended changes to the Board for approval

•                   Considered reports on our business continuity, including work stoppage, pandemic and disaster recovery plans

•                   Reviewed reports on employee health and safety programs and results

•                   Approved the annual work plan, budget and fees of the compensation consultant and conducted an annual assessment of its performance

•                   Received an annual labour relations update from management

•                   Received an annual team engagement update from management

•                   Reviewed (and in some cases amended) various executive policies.

Public disclosure

•                   Reviewed and approved for publication this report of the Compensation Committee, and the compensation discussion and analysis that follows.

TELUS 2015 INFORMATION CIRCULAR • 49

Executive compensation at TELUS

Contents
	Page		Page

Report to Shareholders	51	At-risk pay: Long-term incentives	65

Compensation discussion and analysis		At-risk pay: Other considerations	67
Board oversight	55	2014 actual compensation paid to named
Compensation philosophy	55	executive officers	67
Alignment to corporate strategy	55	Performance graph	77
Risk versus reward	55	Clawback policy	78
Shareholder and stakeholder engagement	56	Share ownership requirement	78
Changes to compensation approved in 2014	56	Executive shareholdings and total equity summary	79
Total compensation approach	58	Conclusion	79
Total compensation at a glance	59	Executive compensation summary
Benchmarking	60	Summary compensation table	80
Components of executive compensation		Incentive plan awards	82
• Base salary methodology	61	TELUS Pension Plan	83
• At-risk incentive pay components	61	Employment agreements	85
At-risk pay: Annual performance bonus	62	Indebtedness of directors and officers	92
At-risk pay: Medium-term incentives	64

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Report to Shareholders

To our Shareholders,

At TELUS, we are committed to helping you understand executive compensation – what we pay our executives, how we pay them and why we take the approach that we do. We want to provide you with information that is clear and relevant and helps you both understand and evaluate our compensation program.

Our approach to executive compensation

Our philosophy for executive compensation is simple: we pay for performance. We believe the actual compensation our executives receive should have a direct connection to the actual contribution they make to overall business objectives and corporate success. That is why our compensation program strongly links executive pay to actual performance and aligns compensation with shareholder value.

We achieve this by targeting a full 75 per cent of an Executive Vice-President’s (EVP’s) compensation and 85 per cent of the President and Chief Executive Officer’s (CEO’s) and the Executive Chair’s (EC’s) compensation as at-risk pay, which includes an annual performance bonus paid in cash, and executive performance stock units (EPSUs) and restricted stock units (RSUs), both of which are tied to the share price of the Company. Furthermore, the majority of an EVP’s at-risk pay is linked to medium-term (EPSUs) and longer-term (RSUs and/or options) results, with only the annual performance bonus tied to short-term results. The remaining 25 per cent of an EVP’s targeted pay and 15 per cent of the CEO’s and EC’s targeted pay is fixed (base salary).

In 2015, we granted long-term incentive (LTI) awards with respect to 2014 performance consisting of 50 per cent time-vested RSUs and 50 per cent performance-contingent RSUs. The performance-contingent RSUs vest based on two performance criteria:

•                   A relative external metric, relative total shareholder return (TSR), weighted at 75 per cent, as compared to the incumbent telephone companies within the MSCI World Telecom Index

•                   An absolute internal metric, total customer connections, weighted at 25 per cent, against a three-year target.

LTI awards continue to be performance-differentiated and granted based on an individual’s in-year performance and future potential, which the Board deems to be a leading practice relative to LTIs that are granted based only on market benchmarks.

Aligning compensation to corporate strategy

The TELUS team is focused on the delivery of our national growth strategy and six strategic imperatives (see page 55), which have guided our efforts since 2000. To further advance our strategy, each year we establish corporate priorities, which are also shown on page 55.

To align executive compensation with our corporate strategy, we incorporate a direct link between an executive’s performance – objectively measured by achievement of our strategic imperatives and corporate priorities – and the resulting compensation, and we create a balance between a short-term and longer-term view through a mix of compensation elements. See page 71 for more information on linkage and page 58 for more information on compensation mix.

For our CEO, the Human Resources and Compensation Committee (the Compensation Committee) also uses a metric that directly measures the linkage of CEO pay to our number one corporate priority of putting customers first. The Compensation Committee expresses the CEO’s total direct compensation as a percentage of annual total customer connections and requires this ratio to fall within a range of 60 to 85 per cent. This year, the CEO’s annual total direct compensation as a percentage of total customer connections was 58 per cent. As his promotion to CEO was only effective in May 2014, Joe’s total direct compensation to total customer connections ratio is lower than the range expressed.

Enhancing strong governance practices

We take a proactive approach to applying sound and effective practices in executive compensation. Examples include:

•                   Caps on payouts and threshold performance levels for short-term and long-term incentives

•                   LTI awards that are performance-differentiated and granted, as well as 50 per cent performance-contingent vesting

•                   Stringent share ownership requirements for our executives

•                  EC – 12 times base salary

•                  CEO – seven times base salary

•                  EVPs – three times base salary

•                   An anti-hedging policy that prohibits the hedging of equity grants and building in safeguards in respect of insider trading

•                   A clawback policy allowing the Company to recoup an executive’s incentive compensation in the event of a material misrepresentation or material error in the financial statements, misconduct and overpayment of incentives attributable to the restated financials

TELUS 2015 INFORMATION CIRCULAR • 51

•                   A double trigger as the default requirement prior to equity vesting in a change of control situation in our Management Option Plan, Restricted Stock Unit Plan and Performance Stock Unit Plan

•                   A requirement that executives who have not met their share ownership guidelines take 50 per cent of their vesting equity awards in Shares and hold those Shares until they reach the guideline

•                   A requirement that executives retiring after January 1, 2013 hold the equivalent of their share ownership guideline for one year following retirement

•                   A limit on the number of currently serving CEOs of public companies that may serve on the Compensation Committee to no more than one-third of the members

•                   Independent rigorous risk assessment of executive compensation practices and policies.

Designing executive compensation that encourages appropriate risk-taking

A key component of our executive compensation program is the comprehensive approach we take to managing risk-taking by our executives. In 2014, the Compensation Committee engaged Meridian to conduct an independent formal assessment of the linkages between pay practices and risk. The Compensation Committee considered Meridian’s assessment in concluding that our compensation practices do not encourage excessive or inappropriate risk-taking. See page 56 for further details regarding this assessment.

Highlighted below are some of TELUS’ practices, policies and inherent design elements of the compensation program that help to manage and mitigate risk in executive compensation.

•                   Our clawback policy allows the Company to recoup incentive compensation in certain circumstances.

•                   The mix of short, medium and longer-term compensation encourages executives to take a balanced view and discourages excessive risk-taking or behaviour that is too conservative.

•                   The corporate scorecard (with an 80 per cent weighting in determining an executive’s annual performance bonus and EPSU award) contains diverse metrics that balance shorter-term objectives and longer-term sustainable growth.

•                   Targets for performance metrics in the corporate scorecard are stress tested and generally made more difficult each year to promote continuous stretch and performance improvement year over year.

•                   Annual performance bonus and EPSU awards can be as low as zero if minimum threshold levels of all corporate and individual performance are not met, and are capped at

200 per cent where corporate and individual performance objectives are exceeded to prevent excessive payouts and to act as a disincentive against excessive risk-taking.

•                   Individual performance objectives are tied to a strong team culture, which precludes individual executives from acting unilaterally without clear leadership team knowledge, involvement or approval.

•                   EPSU (medium-term) awards are linked to share price performance and reduced if the share price declines during a performance year (but are not increased in a corresponding manner if the share price increases during a performance year).

•                   The largest component of pay is in the form of LTIs (approximately 50 per cent at-target for EVPs, 67 per cent for the EC and CEO) that focuses on our longer-term success and mitigates excessive short-term risk-taking. The size of these incentives is linked to performance and can range from zero for an executive with a low PVAAM (personal value-add assessment model) rating to an amount that would put the total direct compensation at or near the 75th percentile of the comparator group for an executive who is determined to be a crucial resource to the Company based on his or her PVAAM rating. For an explanation of PVAAM, see page 65.

•                   LTIs are granted on an annual basis, based on performance, to encourage consistent performance year over year and to prevent varying performance that might be intended to maximize a multi-year award.

•                  Fifty per cent of LTIs are subject to performance vesting criteria that are tied to shareholder and corporate success – relative TSR and total customer connections (a reflection of our number one corporate priority of putting customers first).

We prohibit TELUS’ Board of Directors, officers, executives and other senior managers from engaging in short selling or trading in puts, calls or options in respect of TELUS securities. This prohibition includes all forms of hedging and monetization of equity awards before vesting. We also require TELUS’ Board of Directors, officers and executives to notify the Corporate Secretary prior to engaging in any trading of TELUS securities.

Ensuring equitable compensation across the organization

TELUS’ pay practices at the executive level align with the pay practices we use below the executive level. We also use other methodologies in considering equitable compensation.

For example:

•                   We ensure overall annual increases to base salary for the executive team are relatively aligned with increases to base salary for positions below the executive level

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•                   All employees in the organization share in the achievement of corporate success through participation in the same profit-sharing performance bonus pool (see page 56 for greater details) and thus benefit equitably when the pool size increases through our earnings before interest and taxes (EBIT) and/or corporate scorecard results

•                   Increased responsibility in a team member’s role, whether executive or not, means his or her pay is moved to the new range if applicable

•                   We use benchmarking compensation data, along with other relevant factors such as internal equity and strategic significance of the role, to develop a base salary range and a total compensation target for all positions across the organization, noting that collective bargaining is also a determining factor for applicable roles

•                   We pay careful attention to the overall engagement and satisfaction of our employees, as evidenced by our 85 per cent engagement score, which is a world-best result for a company of our size and workforce mix, according to our third-party surveyor, Aon Hewitt

•                   The CEO’s pay is capped by a range linked to our number of customer connections as covered on page 74.

Highlights of 2014 performance and Executive Chair and CEO compensation

At TELUS, we are committed to putting customers first and creating value for our investors. Our focus on delivering an exceptional customer experience generated strong operational execution and financial performance in 2014, including the following achievements:

•                  Recording a North American industry-leading average monthly wireless postpaid churn rate of 0.93 per cent, reflecting our continued focus on putting customers first

•                   Continuing to work toward our goal of delivering the best client experience in the industry as measured by our customers’ likelihood to recommend our products, services and people. In 2014, Koodo Mobile was ranked the number one standalone wireless provider and TELUS the number one national full-service wireless provider in the J.D. Power and Associates annual Canadian Wireless Total Ownership Experience Study for the third consecutive year

•                   A continued decrease in the number of customer complaints directed at TELUS in the annual Commissioner for Complaints for Telecommunications Services report, achieving a 53 per cent decrease in the number of complaints for TELUS since 2011, while overall industry complaints increased by 42 per cent in that same period

•                   Successfully acquiring 16.6 MHz of 700 MHz spectrum nationally for $1.1 billion to enhance the capacity and coverage of our network and meet the increasing demand for wireless data services, especially in non-urban markets across Canada

•                   Completing our $500 million 2014 share purchase program, purchasing and cancelling 13 million Shares, and advancing our $500 million 2015 share purchase program to purchase and cancel up to 16 million Shares

•                   Increasing our quarterly dividend twice in 2014, as part of our dividend growth program. Our annual dividend is now at $1.60 annually, up 11 per cent from one year ago

•                   Being named to the Dow Jones Sustainability North American index for the 14th year in a row, an accomplishment unequalled by any other North American telecom or cable company

•                   Increasing our team member engagement score by two percentage points to 85 per cent, our fifth straight year of improvement, ranking TELUS as the number one organization globally among all employers of our size and workforce mix for the second consecutive year

•                   Achieving a world-leading ninth BEST award for excellence in employee learning and development from the Association for Talent Development

•                   Delivering on our philosophy to give where we live, TELUS, our team members and retirees contributed more than $44 million to charitable and not-for-profit organizations and volunteered 635,000 hours of service in 2014.

We continued to build on our track record of being a leader in total shareholder returns among our peers. In 2014, our total shareholder return was 19 per cent, eight percentage points ahead of the Toronto Stock Exchange (TSX) and 20 percentage points ahead of our global peers (as measured by the MSCI World Telecom Index), representing our fifth consecutive year of double-digit total shareholder returns. For the past five years, TELUS has a realized total shareholder return of 202 per cent, outpacing our global peers and the TSX by 141 and 158 percentage points, respectively. We remain the global leader in incumbent telephone company total shareholder returns since 2000 with a total shareholder return of 312 per cent to the end of 2014, outpacing our number two global peer by 43 percentage points.

With respect to our financial performance in 2014, TELUS achieved consolidated revenue growth of 4.6 per cent (excluding Public Mobile), while earnings before interest, taxes, depreciation and amortization (EBITDA) excluding restructuring and other like costs grew by 5.0 per cent (excluding Public Mobile).

TELUS 2015 INFORMATION CIRCULAR • 53

Basic earnings per share (EPS) increased by 15 per cent (excluding Public Mobile) and free cash flow remained robust at more than $1 billion. EBITDA and free cash flow are non-GAAP measures and do not have standardized meanings under IFRS-IASB. See Section 11 of Management’s discussion and analysis in our 2014 annual report for definitions. TELUS’ Share price increased from $36.56 at the end of 2013 to $41.89 at the end of 2014, representing a 15 per cent increase in shareholder value. In addition, Shareholders saw $1.52 of dividends declared per Share in the same period resulting in a total shareholder return, including reinvested dividends, of approximately 19 per cent.

Compensation for 2014 reflected solid corporate performance against targets. The many successes noted above resulted in a corporate scorecard multiplier of 0.91 compared to 0.80 for 2013.

CEO total direct compensation (base salary, annual performance bonus and share-based awards) for 2014 was lower compared to 2013 and 2012. The calculations below reflect Darren Entwistle in his capacity as CEO until May 8, 2014 and Joe Natale as CEO from May 8 to year-end 2014.

CEO total direct compensation	2014	2013	2012
	$8,296,781	$9,602,484	$9,732,642

The total direct compensation for both Darren and Joe for 2014 was $16,904,294 in contrast to 2013 when compensation for both was $16,750,844. This represents a 0.9 per cent increase while Shareholders enjoyed a 19 per cent total shareholder return increase for 2014.

Darren’s total compensation for 2014 decreased by $850,450 or eight per cent over 2013, which primarily resulted from a lower LTI grant in 2014. Joe’s total compensation increased by $1,933,633 or 26 per cent, which was primarily driven by an increased pension amount (contributing to 56 per cent of the increase) while short, medium and long-term incentives increased in conjunction with his elevation to the CEO role and strong corporate performance.

Overall, total compensation for our named executive officers (NEOs) increased 4.8 per cent this year while their total direct compensation, net of pension amounts, increased by just 2.6 per cent. Further details on the compensation paid to Darren, Joe and our other NEOs are available starting on page 67.

The following graph shows a comparison of CEO total compensation from 2010 through 2014. For 2014, this is a blended amount of Darren’s and Joe’s total compensation, pro-rated for the number of calendar days they each held the CEO role.

1                   Includes the EPSU grant that was awarded in cash from 2010 to 2014 for Darren Entwistle.

Communicating with our Shareholders

We are firmly committed to providing you with complete and relevant information regarding our executive compensation program. The following pages contain a much more detailed look at the methodologies we use and the actual pay our executives receive. We invite you to review the following sections to gain a greater understanding of our executive compensation program, and we encourage you to give direct feedback to your Board at board@telus.com.

Sincerely,

John Butler

Chair, Human Resources and Compensation Committee,

On behalf of the TELUS Board of Directors

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Compensation discussion and analysis

The following is a discussion of TELUS’ executive compensation program. It includes information relating to our philosophy and approach to executive compensation, the methodologies and market research we use in determining compensation, and the actual compensation paid to executives for their 2014 performance.

Board oversight

The Compensation Committee is responsible for reviewing and approving the compensation arrangements of all EVPs, other than the EC and CEO, and for reviewing and recommending to the Board for approval the compensation arrangements of the EC and CEO.

Compensation philosophy

TELUS pays for performance. We have a clear and direct linkage between compensation and the achievement of business objectives – in the short, medium and long term – by providing an appropriate mix of fixed versus at-risk compensation, and immediate versus future income linked to our Share price performance.

The Compensation Committee’s primary focus is to maintain an executive compensation program that supports the achievement of three objectives:

•                  To advance our business strategy

•                  To enhance our growth and profitability

•                  To attract and retain the key talent necessary to achieve our business objectives.

The Compensation Committee utilizes both a market-based and a performance-based approach to compensation. An executive’s compensation is based on his or her personal performance, together with corporate performance and competitive market compensation data.

Alignment to corporate strategy

In 2000, we developed a national growth strategy founded on our strategic intent – to unleash the power of the Internet to deliver the best solutions for Canadians at home, in the workplace and on the move. Our six strategic imperatives guide our team as we work together to advance our national growth strategy, including:

•                  Focusing relentlessly on the growth markets of data, IP and wireless

•                  Providing integrated solutions that differentiate TELUS from our competitors

•                  Building national capabilities across data, IP, voice and wireless

•                  Partnering, acquiring and divesting to accelerate the implementation of our strategy and focus our resources on core business

•                  Going to market as one team, under a common brand, executing a single strategy

•                  Investing in internal capabilities to build a high-performance culture and efficient operation.

In addition, each year we establish corporate priorities to help guide our actions. For 2014, these priorities included:

•                  Delivering on TELUS’ future friendly brand promise by putting customers first and pursuing global leadership in the likelihood of our clients to recommend our products, services and people

•                  Elevating our winning culture for a sustained competitive advantage, including giving compassionately in our communities

•                  Strengthening our operational reliability, efficiency and effectiveness

•                  Increasing our competitive advantage through reliable and client-centric technology leadership

•                  Driving TELUS’ leadership position in our chosen business and public sector markets

•                   Advancing TELUS’ leadership position in healthcare information management.

Our 2014 corporate scorecard metrics (see page 71) and the personal performance objectives of our executives (see page 73) are directly linked to achieving these priorities.

Risk versus reward

Our compensation program incorporates many elements that are intended to ensure our compensation practices do not encourage excessive or inappropriate risk-taking. In addition to the practices we outlined in our Report to Shareholders on page 51, we also have the following in place:

•                   At-target, only 12.5 per cent of an EVP’s pay (annual performance bonus) is tied to short-term results with 50 per cent being tied to LTIs, which include RSUs and/or options, while for the EC and CEO only nine per cent is tied to short-term results with 67 per cent being tied to LTIs.

•                   The annual performance bonus is based on a percentage of earnings before interest and taxes (EBIT), thereby managing payouts based on profitability.

TELUS 2015 INFORMATION CIRCULAR • 55

•                   We require all of our executives to own TELUS Shares (three times annual base salary for EVPs, seven times annual base salary for the CEO and 12 times annual base salary for the EC). Furthermore, we do not include options, EPSUs or RSUs when calculating share ownership. If an executive does not meet this guideline, 50 per cent of his or her net equity award (after taxes) must be taken in Shares for any equity vesting and held until the share ownership requirement is met.

•                   Beginning in 2014 (with respect to 2013 performance), the Compensation Committee recommended, and the Board approved, the granting of LTI awards, where 50 per cent of the LTI award is subject to performance vesting criteria.

An important part of the Compensation Committee’s risk oversight activities is a mandatory annual review of the linkage between our pay practices and risk. In 2014, Meridian, the Compensation Committee’s independent consultant, conducted this review. Meridian concluded that, compared to 2013, there are appropriate measures in place that mitigate or balance any potential for undue risk-taking. Meridian based its assessment on a scorecard that reviewed 51 dimensions across the following four categories:

•                   Pay philosophy and governance

•                   Pay structure

•                   Performance metrics/measurement

•                   Risk mitigation practices.

After considering the results of the assessment, the Compensation Committee did not identify any risks arising from the Company’s compensation policies and practices that would be reasonably likely to have a material adverse effect on the Company.

Shareholder and stakeholder engagement

In 2014, we continued to reach out to our Shareholders to better understand their interests. Our EVP, TELUS Health and TELUS International, and Chief Corporate Officer (Chief Corporate Officer) met with some of our institutional Shareholders to discuss our executive compensation practices and disclosure. We also remained committed to providing clear, helpful and thorough disclosure regarding our pay practices and we received 95.3 per cent approval on our say on pay vote on executive compensation at our annual meeting on May 8, 2014. The Board recently approved a shareholder engagement policy to formalize our existing shareholder engagement practices. See page 36 for more details.

Changes to compensation approved in 2014

Profit-sharing pool

Our profit-sharing pool, on which we base our annual performance bonus, applies to the entire TELUS team, including our executives and the CEO. Benefits of the profit-sharing pool include:

•                   Affordability – The size of the annual bonus pool is linked to EBIT, ensuring that the payout is always affordable

•                   Transparency – The methodology we use provides a transparent and easily understandable approach for team members and Shareholders

•                   One team, one goal – By not focusing on each individual business unit, we strengthened our goal of having a one-team collaborative culture, which helps to create a true profit-sharing mindset across the Company.

We selected EBIT as the measure because we believe it is a fair and accurate representation of TELUS’ profit that team members can help to influence and it measures the effectiveness of our return on capital investments by accounting for depreciation and amortization.

In 2014, the Compensation Committee and the Board set the size of the profit-sharing pool at 9.25 per cent of EBIT, in line with the level for the previous year. This is consistent with the Board’s longer-term goal to move gradually toward a fully funded performance bonus program in alignment with the market. At 9.25 per cent of EBIT, the pool methodology effectively lowers the EVP’s and CEO’s annual cash bonus and EPSU targets from 50 per cent to 44 per cent of base salary, and the EC’s cash bonus and EPSU targets from 60 per cent to 53 per cent of base salary.

Share ownership requirements for the Executive Chair

The Compensation Committee and the Board established share ownership requirements for the EC, at 12 times his base salary.

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Performance-contingent incentives

Beginning in February 2014 and thereafter, LTI awards consist of 50 per cent time-vested RSUs and/or options and 50 per cent performance-contingent RSUs. The performance-contingent RSUs provide for a performance period of three years (starting October 1) and cliff-vest at the end of the three-year performance period. Accordingly, for performance-contingent RSUs granted in February 2014 in respect of 2013 performance, the three-year period is from October 1, 2013 to September 30, 2016 for a payout (if warranted) in November 2016. Similarly, for performance-contingent RSUs granted in February 2015 in respect of 2014 performance, the three-year period is October 1, 2014 to September 30, 2017 for a payout (if warranted) in November 2017.

The two performance metrics are:

•                   Relative total shareholder return (TSR), weighted at 75 per cent, compared to the incumbent telephone companies within the MSCI World Telecom Index

•                   Total customer connections, weighted at 25 per cent against a three-year target.

The following chart outlines the breakdown of LTIs for an executive’s grant (with the percentages reflecting the amount that each component represents of the total dollar value of the grant):

Performance-contingent LTI	Total customer connections	12.5%
	Relative TSR	37.5%
Time-vested LTI		50.0%

Relative total shareholder return

The Compensation Committee believes that relative TSR over a three-year period compared to incumbent telcos in the MSCI World Telecom Index is an appropriate metric upon which to base the payout of an LTI as it enhances the alignment of our executives’ pay with Shareholder interests. It is also consistent with prevalent and/or leading market practices and is a reliable and an accurate measurement of our ability to create shareholder value in relation to others, as we acknowledge that telecom investors have a choice as to where they want to invest.

The MSCI World Telecom Index of incumbent telcos includes more than 25 telcos globally and lists their TSR, allowing a percentile ranking to easily be established for TELUS’ TSR compared to the overall index. Weighted at 75 per cent, payouts could range from zero (if TELUS ranks below the 45th percentile of the comparable incumbent telcos in the MSCI World Telecom Index) to 200 per cent (if TELUS ranks at or above the 90th percentile). The following chart depicts the payout scale.

Total customer connections

Total customer connections is an internal, absolute metric that directly supports our top corporate priority to put customers first. This metric measures our ability to organically grow our customer connections, retain our current customers and win customers from our competitors with outstanding customer service, new products and applications. It includes wireline (network access lines), wireless, Internet and TELUS TV connections. The metric is based on a three-year forecast for the period October 1, 2014 to September 30, 2017, which is approved by the Compensation Committee and the Board. While we disclosed the targets for this metric of our performance-contingent LTI program in 2014, we feel that continuing disclosure would enable our competitors to reverse engineer our year-by-year targets and any changes in this regard, thereby providing insight on our strategic business plans that is not in the best interests of our Shareholders and that would seriously prejudice our Company in the intensely competitive market in which we operate. Shareholders can take confidence in knowing that this performance-contingent incentive is structured in the same manner as it was in 2014. The metric is weighted at 25 per cent, with payouts ranging from zero to 200 per cent. A minimum level of performance results in a payout reflecting 50 per cent of target. At-target performance results in a 100 per cent or at-target payout award, and two times stretch performance results in the maximum level of payout at 200 per cent.

TELUS 2015 INFORMATION CIRCULAR • 57

Payout calculation

Upon vesting, the payout for each metric will be calculated using the following formula:

Number of share units at vesting (including reinvested dividends) x vesting share price x performance multiplier for that metric = payout award.

The following chart illustrates the payout award if an executive is granted an LTI award of $1 million, assuming a share price of $42.00 at the time of grant and a share price of $47.00 at vesting. The chart also assumes that the performance multiplier is 100 per cent for each of the two performance metrics. Figures do not include additional RSUs credited in value to the dividends paid on the Shares, which would enhance the value of the award.

LTI component	Performance element	Grant value	No. of RSUs granted at $42	Vesting value with Share price at $471[1]	Performance multiplier	Pre-tax payout value

Time-vested RSUs	Not applicable	$500,000	11,905	11,905 x $47 = $559,535	Not applicable	$559,535

Performance- contingent RSUs	TSR (75% weight)	$375,000	8,929	8,929 x $47 = $419,663	60th percentile ranking = 100% payout	$419,663

	Total customer connections (25% weight)	$125,000	2,976	2,976 x $47 = $139,872	Assume on-target 100% payout	$139,872

Total		$1,000,000				$1,119,070

1     This figure is for illustration only and is not a forward-looking statement, target or guidance.

Total compensation approach

TELUS takes a holistic approach to executive compensation. A summary of our complete compensation program is in the table on page 59.

Key compensation elements

The key components of direct compensation for EVPs are fixed base salary, which makes up 25 per cent of the executive’s targeted compensation, and variable at-risk compensation, which makes up the remaining 75 per cent. This 25/75 split is in keeping with TELUS’ commitment to pay for performance. The split for the EC and CEO is 15 per cent fixed base salary and 85 per cent variable at-risk compensation. In the case of the EC, the amount of his variable at-risk compensation is actually greater than 85 per cent, as he elects to take his base salary in Shares. The targeted percentages of annual performance bonus and EPSU awards are further adjusted based on affordability.

The at-risk compensation includes short-term performance bonuses (which reward the executive for annual performance in cash), medium-term incentives (which reward for performance in the medium term during a period of just under three years through EPSUs) and LTIs (which are used for retention and reward performance over the long term through RSUs and/or stock options). The following charts show the targeted mix of fixed and at-risk compensation for EVPs and for the CEO.

1 Amounts for the EC include EPSU grants made in cash.

Also considered as part of the Company’s total compensation program are benefits and perquisites, and retirement benefits. See page 59 for details.

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Total compensation at a glance

Component	Targeted % of total	Description
Direct compensation
Fixed base salary	EC 15 CEO 15 EVP 25

Annual base salary – cash

•         Ranges are established for each position based on market, with the mid-point of the range being set at the market median. Executives are targeted to be paid at the mid-point.

At-risk compensation	EC 9 CEO 9 EVP 12.5

Annual performance bonus – cash

•         Fifty per cent of base salary at-target for EVPs and the CEO and 60% of base salary for the EC, subject to affordability based on a profit-sharing pool (for EVPs and the CEO, 9.25% of EBIT for 2014 providing an at-target payout that is more reflective of approximately 44% of base salary versus 50%; and for the EC, approximately 53% of base salary versus 60%)

•         Tied to corporate and individual performance, with corporate performance given 80% weighting

•         Corporate performance is determined using a corporate balanced scorecard

•         Individual performance is determined by an assessment of performance against individual pre-stated annual objectives

•         Corporate and individual performance metrics can lead to payouts of zero (for substandard performance) to no more than 200% (for exceptional performance)

•         The CEO approves the executives’ individual performance objectives and the Compensation Committee approves the EC’s and CEO’s performance objectives.

EC 9 CEO 9 EVP 12.5

Annual medium-term incentive – EPSUs

•         Fifty per cent of base salary at-target for EVPs and CEO and 60% of base salary for the EC, subject to affordability based on the profit-sharing pool (for EVPs and the CEO, 9.25% of EBIT for 2014 providing an at-target payout that is more reflective of approximately 44% of base salary versus 50%; and for the EC, approximately 53% of base salary versus 60%)

•         Determined in the same way as the annual performance bonus, but linked to share price performance. If the share price has declined during the performance year, the target award is reduced by the same percentage that the share price has declined; however, if the share price has increased during the performance year, there is no corresponding increase to the award

•         EPSUs vest at a rate of one-third every year over just under three years and encourage the executives to drive shareholder value over the medium term.

EC 67 CEO 67 EVP 50

Annual long-term incentive – RSUs and/or stock options

•         This award may consist of a mix of RSUs and/or stock options and has often been divided evenly in terms of dollar value between RSUs and stock options. For the past four years, however, the annual grant to the CEO and executives has consisted of RSUs only

•         In respect of 2014 performance, the executives’ RSU awards consist of 50% time-vested RSUs and 50% performance-contingent RSUs (see page 57)

•         The size of grants to executives is differentiated based in part on their performance and future potential (performance granting), as measured by their PVAAM, which is based on:

•          Results achieved

•          Leadership

•          Retention risk

•          Value to strategy

•         The size of grant is also determined in part by market benchmarking

•         Options have a term of seven years and cliff-vest after three years from the grant date, and tie payouts to future share price performance, which encourages executives to drive shareholder value over the longer term

•         RSUs cliff-vest in just under three years.

Indirect compensation
Benefits and perquisites

•         A competitive executive benefits program, including comprehensive annual health assessments for the executives and their spouses

•         Vehicle, executive healthcare, telecommunications benefit and flexible perquisite plan.

Retirement benefits

•         Registered defined benefits plan and Supplemental Retirement Arrangement (SRA) consistent with market practice

•         The SRA arrangements for all named executive officers (NEOs) are described on page 83.

TELUS 2015 INFORMATION CIRCULAR • 59

Benchmarking

Highlights

•             We select a Canadian comparator group made up of competitors and companies in other Canadian industries of comparable complexity and size to benchmark compensation ranges and levels

•             We also use a U.S.-based comparator group as a secondary reference point

•             Benchmarking results are size-adjusted, when required, to the Company’s revenues

•             The companies in the comparator groups are updated and reviewed annually by the Compensation Committee

•             The comparator groups used for 2014 compensation were changed as disclosed below.

Selection of comparator group

Each year, the Compensation Committee reviews and selects a comparator group for benchmarking purposes. The selection of this group is done with input from our compensation consultant and management. The comparator group is made up of competitors of TELUS and companies in other Canadian industries of appropriate size compared to that of the Company, with executive positions of similar scope and complexity, and with which TELUS would compete for executive talent in the marketplace. We also aim for the comparator group to include companies with strong financial results and governance practices. To ensure we do not overestimate compensation practices, benchmarking results may be size-adjusted to the Company’s revenues using statistical analysis.

Typically, we consider an appropriate size range for companies included in our comparator groups to be approximately one-third to three times TELUS’ total revenues, depending on the availability of strong industry comparators. All of the companies in our 2013 Canadian comparator group used for benchmarking purposes are within or are close to this range in relation to TELUS’ 2012 annual revenue. Companies included in the 2013 Canadian comparator group had revenue ranging from $2.3 billion to $38.2 billion (based on 2012 results), with an average of $12.8 billion and a median of $10.3 billion, compared to TELUS’ revenue of $10.9 billion in 2012. The comparator group used for 2014 compensation is outlined in the table below and was identical to the comparator group used in 2013. For 2015, the comparator group is similar except for three companies: we replaced Shoppers Drug Mart Corporation and Maple Leaf Foods Inc. with CGI Group Inc. and Potash Corp. of Saskatchewan Inc., and we removed Bell Aliant given its acquisition by BCE.

Canadian comparator group used for benchmarking
Agrium Inc. (fertilizers and agricultural chemicals)	Quebecor Inc. (telecommunications services and media)
BCE Inc. (telecommunications services and media)	Rogers Communications Inc. (telecommunications services and media)
Bell Aliant (wireless telecommunications services)	Shaw Communications Inc. (cable and satellite)
Canadian National Railway Company (railroads)	Shoppers Drug Mart Corporation (retail pharmacy)
Canadian Tire Corporation (general merchandise)	Suncor Energy Inc. (integrated oil and gas)
Enbridge Inc. (oil and gas storage and transportation)	Talisman Energy Inc. (oil and gas exploration and production)
Encana Corporation (oil and gas exploration and production)	Teck Resources Limited (diversified metals and mining)
Finning International Inc. (trading companies and distributors)	Thomson-Reuters Corp (publishing)
Loblaw Companies Limited (food retail)	TransCanada Corporation (oil and gas storage and transportation)
Maple Leaf Foods Inc. (consumer packaged goods)

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Recognizing the increasing competitiveness of the telecommunications industry and the global talent pool available at the executive level, the Compensation Committee also approved the continued use of a U.S.-based telecommunications comparator group as a secondary reference only. This group is not directly used for benchmarking, but serves as a source of secondary data in assessing executive compensation against market data.

As noted above, we typically consider an appropriate size range for companies included in our comparator groups to be approximately one-third to three times TELUS’ total revenues, depending on the availability of strong industry comparators. Other than Sprint Corp., which is a strong industry comparator, the companies included in our 2014 U.S.-based comparator group fall within this range. The companies included in the 2014 U.S.-based comparator group had revenue ranging from U.S.$4.9 billion to U.S.$35.5 billion based on 2013 results, with an average of U.S.$17.0 billion and a median of U.S.$16.3 billion.

U.S.-based comparator group used as secondary reference for benchmarking
Cablevision Systems Corp.	Qualcomm Inc.
CenturyLink Inc	Sprint Corp.
Direct TV Group Inc.	Telephone and Data Systems Inc.
Level 3 Communications Inc.	Time Warner Cable Inc.
Liberty Global Inc.	Windstream Corporation

Benchmarking process

The Compensation Committee reviews and benchmarks TELUS’ compensation mix and total proposed compensation for its executives against the same in the Canadian comparator group to ensure we are providing competitive compensation. To obtain a secondary reference point, the Compensation Committee then assesses the proposed compensation against the data from the U.S.-based comparator group.

The Compensation Committee also benchmarks and considers against the same Canadian comparator group the value of the other elements of an executive’s total compensation such as benefits, retirement programs and perquisites.

Throughout the process, the Compensation Committee engages and receives expert advice from the compensation consultant who conducts surveys and provides competitive data and market trends, and the Compensation Committee also considers any management recommendations that may be offered. The benchmarking data, along with other relevant factors such as internal equity and strategic significance of the role, are used to develop a base salary range and a total compensation target for each executive position, as well as the appropriate mix of benefits and perquisites. In keeping with our pay-for-performance approach, actual compensation is measured against the benchmark data but is driven by an executive’s performance.

Components of executive compensation

Base salary methodology

At TELUS, we target base salary at the 50th percentile of the Canadian comparator group. We then make adjustments to individual base salaries that we consider appropriate to recognize the executives’ varying levels of responsibility, prior experience, breadth of knowledge, overall individual performance and internal equity, as well as the pay practices of companies in the comparator group. The Compensation Committee considers and approves base salaries of the executives, while the Board approves the EC’s and CEO’s base salaries based on the Compensation Committee’s recommendations.

At-risk incentive pay components

At-risk incentive pay consists of three components:

•             Annual performance bonus (cash)

•             Medium-term incentives (EPSU awards)

•             Long-term incentives (RSU and/or option awards)

•             50 per cent time-vested

•             50 per cent performance-contingent.

The following information outlines how the at-risk components are determined and delivered.

TELUS 2015 INFORMATION CIRCULAR • 61

At-risk pay: Annual performance bonus

Methodology

The annual performance bonus is designed to reward the achievement of business objectives in the short term by providing immediate income in cash. According to our benchmarking, other companies target cash bonuses for their executives at 100 to 125 per cent of base salary; at TELUS, our annual performance bonus equals 50 per cent of the annual base salary for at-target performance for EVPs and the CEO, and 60 per cent of the annual base salary for at-target performance for the EC (subject to affordability). This element of pay is calculated based on individual and corporate performance and, to better reflect affordability and continued focus on funding strategic investments, on a profit-sharing pool. For 2014, the profit-sharing pool was set at 9.25 per cent of EBIT, providing a reduced payout that is more reflective of approximately 44 per cent of an EVP’s and the CEO’s base salary (at target) versus 50 per cent and approximately 53 per cent of the EC’s base salary (at target) versus 60 per cent.

Each executive’s annual performance bonus is determined using the following formula. Each element in the formula is explained in the steps outlined below.

9.25% of 2014 EBIT	x	Executive’s personal portion of bonus pool	x	Corporate scorecard multiplier 0 to 200%	x	80% (corporate weighting)
+
9.25% of 2014 EBIT	x	Executive’s personal portion of bonus pool	x	Individual multiplier 0 to 200%	x	20% (individual weighting)

Annual performance bonus

To determine the annual performance bonus for each executive, we follow a four-step process:

•                  Step 1: Determine the profit-sharing pool size and each executive’s personal portion of the pool

•                  Step 2: Assess corporate performance as measured by the corporate scorecard results

•                  Step 3: Assess the individual’s performance as measured by his or her results and leadership

•                  Step 4: Calculate the annual performance bonus award based on the above payout formula.

Step 1: Determine the profit-sharing pool size and each executive’s personal portion of the pool

At the start of each year, the Board and the Compensation Committee approve the size of the profit-sharing pool for the executives, which was 9.25 per cent of EBIT for 2014.

Each executive’s personal portion of the 2014 profit-sharing pool is determined by the following formula:

Executive’s 2014 base salary x performance bonus target %

2014 base salary of all eligible participants
including the executives x performance bonus target %
of all eligible participants including the executives

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Step 2: Assess corporate performance as measured by corporate scorecard results

Corporate performance is measured through the results of TELUS’ corporate scorecard. This is determined at the end of the performance year by rating the extent to which we have met or exceeded our targets for each metric set at the start of the year. Our 2014 metrics measured achievements in three areas: customers first, profitable growth and efficiency, and employee engagement. Please see page 71 for details on the 2014 corporate scorecard and our results.

Setting objectives

The objectives in our corporate scorecard are set each year and approved by the Compensation Committee at the beginning of the year. Financial metrics in the objectives are largely set based on targets that meet or exceed the annual budget approved by the Board.

The key aspects of the target-setting process include:

•                  Selecting quantifiable performance metrics that are measurable and auditable

•                  Ensuring that, as a general principle, the threshold target for any metric (yielding a 0.5x multiplier) must exceed the actual result on that metric in the previous year. The target (yielding a 1.0x multiplier) for any budget-related metric is generally set at or above the corresponding number in the corporate budget approved by the Board

•                  Stress-testing the current year’s targets against the prior year’s scorecard to determine year-over-year continuous improvement. When the 2014 targets were run through the 2013 corporate scorecard for stress test purposes, the multiplier was 1.14x (whereas the 2013 corporate scorecard multiplier was 0.80x, clearly indicating that the 2014 targets represented a significant year-over-year uplift in targeted performance in comparison to the 2013 targets)

•                  Ensuring that targets and stretch targets to determine when these objectives have been met or exceeded are clearly set out in the corporate scorecard

•                  Ensuring that all performance metrics are tied to the Company’s strategic imperatives and corporate priorities.

Step 3: Assess the individual’s performance as measured by results and leadership

Individual performance is measured against the personal objectives of an executive as well as the display of leadership skills by that executive (the personal performance objectives).

The personal performance objectives of both the EC and CEO consist of strategic and operational objectives that support TELUS’ 2014 corporate priorities (as described on page 55) plus any other goals that may be set by the Compensation Committee.

The personal performance objectives of each executive support the personal performance objectives of the EC and CEO and primarily consist of the strategic and operational objectives from the CEO’s performance objectives that relate to the business unit led by that executive, plus other goals that are set by the CEO.

With respect to the EC’s performance of his executive role, the Compensation Committee reviews his personal performance and his leadership against the strategic plan, the corporate priorities, budget and business plan, the corporate scorecard, and individual and corporate goals. Input is sought from each Board member by the Lead Director in this regard (who also coordinates the Board’s assessment of the EC’s Board responsibilities as part of the director evaluation process; see page 31). Feedback is requested with respect to each of the four categories of the PVAAM assessment tool: results achieved, leadership, retention risk and value to strategy . Information on how to assess each such category is given to each Board member. The Lead Director consolidates the feedback and presents it to the Compensation Committee.

The CEO assesses the personal performance results achieved by each executive and his or her leadership and the EC assesses the personal performance results achieved by the CEO. The EC reviews the CEO’s performance and his leadership against the strategic plan, the corporate priorities (with a particular focus on the customers first priority, advancing team member engagement and the Company’s culture), the corporate scorecard, and individual and corporate goals. Furthermore, the EC will assess the CEO in each of the four categories of PVAAM: results achieved, leadership, retention risk and value to strategy. The EC will also take into account the directors’ feedback during the Board in-camera sessions and the quarterly reviews of the CEO’s performance against his corporate and personal objectives presented to the Compensation Committee.

The Compensation Committee will then review the performance of the CEO based on the EC’s assessment. See page 65 for further details regarding PVAAM.

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Step 4: Calculate the annual performance bonus

based on the payout formula

In the fourth step, the Compensation Committee reviews the CEO’s assessment of each executive’s performance, along with his recommendations on incentive payments, and determines the annual performance bonus of each executive using the formula on page 62. The Compensation Committee, with input from the Board as it relates to the EC and with input from the EC as it relates to the CEO, assesses the personal performance results achieved by the EC and the CEO and their leadership. Based on this assessment, along with corporate results, the Compensation Committee recommends to the Board for approval the annual performance bonus of the EC and CEO, also based on the formula on page 62.

The relative weight that corporate and individual performance has in determining a team member’s annual performance bonus depends on the individual’s organizational level and ability to influence the Company’s overall performance. In the case of the executives, including the EC and CEO, the weightings are 80 per cent on the corporate component and 20 per cent on the individual component.

Payout on corporate or individual performance can range from zero for substandard performance to a maximum of 200 per cent for exceptional performance. This approach ensures that the at-risk incentive pay reflects actual performance and requires truly outstanding results to deliver payments exceeding the target award.

At-risk pay: Medium-term incentives (EPSUs)

Methodology

Medium-term incentives are paid in the form of EPSUs under the Performance Stock Unit Plan. EPSUs are designed to reward the achievement of our business objectives in the medium term (up to three years) by providing future income that is linked to share price performance. We achieve this by pegging the value of EPSUs to the value of Shares (which further aligns the interest of executives with those of Shareholders) and paying them out over approximately three years on a schedule pursuant to which one-third of the EPSUs vest each year. We believe this medium-term vehicle, targeted at 50 per cent (for EVPs and the CEO) or 60 per cent (for the EC) of annual base salary, is more investor friendly. It also distinguishes us from other companies that target cash bonuses for executives at 100 to 125 per cent of base salary by effectively deferring half of what other companies pay up front and tying the value of the award instead to TELUS’ share performance.

To determine this award, we start with the amount of the annual performance bonus and apply the following formula:

EPSU award =	The dollar value of the annual performance bonus The higher of the Share price at the beginning of the year or at year-end [1]

1                   Determined using the weighted average price of Shares listed on the TSX for the 15 trading days immediately preceding either January 1 or December 31 of the immediately preceding fiscal year, whichever is higher.

Therefore, any decline in the value of Shares of the Company over the performance year directly reduces the value of the executive’s EPSU award, despite the fact that performance objectives for the year may have been met. If an executive resigns, all unvested EPSUs are forfeited. See page 98 for a description of the key terms of the Performance Stock Unit Plan.

The Compensation Committee approves EPSU awards to executives annually following its review of the CEO’s assessment of each executive’s performance, while the EPSU award to the EC and CEO is approved by the Board annually upon the recommendation of the Compensation Committee.

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At-risk pay: Long-term incentives

(RSU and/or option awards)

Methodology

LTIs are awarded in the form of RSUs and/or options granted under the Restricted Stock Unit Plan and the Management Option Plan, respectively. The RSUs and/or options are designed to promote retention and reward the achievement of business objectives in the longer term (three years and beyond) by providing future income that is linked to share price performance.

The key features of the LTIs are as follows:

•                  They are generally provided in the form of options that have a seven-year term and cliff-vest three years from the grant date, and/or RSUs that typically cliff-vest in just under three years.

•                  The value of RSUs and/or options is, in each instance, pegged to the value of the Shares. In the case of options, these are granted at an exercise price not less than the market value of the Shares at the time of the grant, determined in accordance with the Management Option Plan. RSUs are awarded based on the market value of the Shares at the time of grant, determined in accordance with the Restricted Stock Unit Plan. See page 99 for details.

•                  Half the value of the overall LTI award to executives is in the form of performance-contingent RSUs and half is in the form of time-vesting RSUs and/or options.

•                  The size of these awards, which are usually determined at the beginning of the fiscal year in respect of the previous year’s performance, is based on an executive’s performance in the previous year and the executive’s future potential, as measured using the Company-wide PVAAM, in conjunction with competitive market compensation benchmark information. The Compensation Committee also takes into account grants made in the previous three years and the vesting schedule of such grants when considering whether to make new grants and the size of such grants. The Compensation Committee considers the number of unvested LTIs in place to understand retention risk and as a comparator for granting future LTIs that are based on performance.

As the size of the awards is differentiated based on individual executives’ current performance and future potential, our LTIs are performance-granted in addition to 50 per cent of the award being subject to vesting performance criteria. PVAAM is the assessment tool used to evaluate each employee’s performance, including each executive’s performance in the previous year and future potential. Executives are assessed against the four categories described in the table below – results achieved, leadership, retention risk and value to strategy – and are awarded a score from one to five in each of the four categories.

PVAAM
Performance		Potential

Results achieved The extent to which the executive has achieved results based on personal performance objectives	Leadership The extent to which the executive has exhibited leadership skills (through living and championing the TELUS values)	Retention risk The potential cost and impact of a departure by the executive	Value to strategy The value that the executive brings to achieving TELUS’ strategy

In either of the two performance categories (results achieved and leadership), a score of five would indicate that performance was well above average, with the remaining scores, four to one, representing performance that was above average, average, below average or well below average, respectively.

In the retention risk category, a score of five would indicate that retention risk is very high, with scores from four to one, respectively, indicating that retention risk is high, medium, low or very low.

An executive is awarded a score based on the following considerations:

•                  Opportunities in the internal or external market or how sought-after the skills set or experience of the executive is in the marketplace relative to his or her peers

•                  How easily replaceable the skills set or experience of the executive is from the marketplace relative to his or her peers

•                  How costly it would be to replace the executive relative to his or her peers.

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In the value to strategy category, an executive is awarded a score from one to five as a measure of the executive’s potential for growth and strategic contribution. A score of five would indicate the executive has a very high value to the realization of the Company’s strategy over the years ahead, with scores from four to one, respectively, indicating that the executive’s value in respect of the Company realizing its strategy over the years ahead is high, medium, low or very low. The following factors, relative to the executive’s peers, are considered:

•                  The expertise of the executive in his or her current role or discipline

•                  The capacity of the executive to take on broader assignments in his or her current role

•                  The capacity of the executive for promotion

•                  The ability of the executive to lead or mentor others beyond the expectations of his or her current role

•                  The ability of the executive to apply strategic thinking beyond the expectations of his or her current role

•                  The ability of the executive to actively integrate his or her work with other initiatives across the business

•                  The ability of the executive to apply a higher level of decision-making beyond the expectations of his or her current role.

The total score received by an executive as a result of these evaluations is then used to determine the PVAAM category in which the executive will be placed. The five PVAAM categories are as follows:

PVAAM category	Total score

Crucial resource	18 to 20

Key player	16 to 17

Highly valuable contributor	14 to 15

Solid talent	12 to 13

Build capabilities/ performance manage	Less than 12

The dollar value of any LTI awards paid to executives, including the EC and CEO, will be aligned with our overall compensation philosophy, which is that compensation should be both performance-based and market-based. The following model is used for granting LTIs based on individual performance and potential and market position relative to total direct compensation (base salary + annual performance bonus + EPSU awards + RSU/option awards).

PVAAM category	Total direct compensation (percentile of comparator group)

Crucial resource	At or about the 75th percentile

Key player	At or about the 60th percentile

Highly valuable contributor	At or about the 50th percentile

Solid talent	Below the 50th percentile

Build capabilities/ performance manage	n/a

Awards can range from zero for executives with a PVAAM rating of below 12 to an amount that would put the total direct compensation at or near the 75th percentile of the comparator group for an executive who is a crucial resource to the Company. In this regard, our LTI awards are performance (and future potential) differentiated and granted, which the Company and its Board deem to be a leading practice relative to LTIs that are granted based only on market benchmarks. Our practice provides for performance-based differentiation as a result of corporate and individual performance.

For the EC and CEO, RSU and option grants require Board approval upon the recommendation of the Compensation Committee. For executives other than the CEO, the CEO first recommends to the Compensation Committee the total value of RSUs and/or options to be granted to each executive and the Compensation Committee, after considering the CEO’s recommendation, then recommends to the Board the total value of RSUs and options to be granted in the aggregate to all executives.

Annual grants of options and RSUs to non-executive management are also determined in the same manner as for the executives other than the EC and CEO.

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At-risk pay: Other considerations

As described above, our compensation practices are robust and formulaic and involve the consideration of a number of internal and external performance measures consistent with our pay-for-performance philosophy. The Compensation Committee retains the authority to reduce or supplement compensation determined by our formulaic practices in exceptional circumstances.

2014 actual compensation paid to named executive officers

Named executive officers (NEOs)

The NEOs for 2014 are:

•                  Darren Entwistle, Executive Chair

•                  Joe Natale, President and CEO

•                  John Gossling, EVP and Chief Financial Officer (CFO)

•                  Josh Blair, EVP, TELUS Health and TELUS International, and Chief Corporate Officer

•                  Eros Spadotto, EVP, Technology Strategy and Operations.

Darren Entwistle
Executive Chair

In his executive capacity, Darren oversees the Company’s operations and pursues the continued development and progression of the Company’s strategy together with the CEO. Darren was President and CEO of TELUS from 2000 to May 2014, when he became Executive Chair.

2014 key results	Compensation (as at December 31)	2014 ($)	2013 ($)	2012 ($)

• TELUS continues to progress our track record of being number one in total shareholder returns among our global peers since 2000 with a 312% total shareholder return, outpacing our nearest competitor by 43 percentage points • In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed more than $396 million to charitable and not-for-profit organizations and have volunteered more than six million hours of service since 2000	Base salary	1,375,000	1,375,000	1,362,500

Annual performance bonus	794,017	713,742	685,071

EPSUs (provided in cash given his shareholdings)	794,017	713,742	685,071
LTI – Options	0	0	0

LTI – RSUs	6,000,000	6,800,000	7,000,000

Total direct compensation	8,963,034	9,602,484	9,732,642

Change from previous year	(7%)	(1%)	–

Share ownership

Required level	Number of shares held	Share price (Dec 31, 2014)	Total value	Multiple

12x base salary	397,911	$41.89	$16,668,492	12.1

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Joe Natale
President and CEO

Joe, along with the Executive Chair, is responsible for the continued development and progression of the Company’s strategy. He leads the development and execution of business and operating plans. He is committed to advancing our focus on putting customers first and further developing the strength of the TELUS team culture. Joe was Chief Commercial Officer from 2010 to May 2014, when he was promoted to President and CEO.

2014 key results	Compensation (as at December 31)	2014 ($)	2013 ($)	2012 ($)

•     Koodo was ranked as the number one standalone wireless provider and TELUS the number one national full-service provider in the J.D. Power and Associates annual Canadian Wireless Total Ownership Experience Study for the third consecutive year

•     Realizing a 19 per cent total shareholder return for 2014

Base salary (pro-rated)	1,041.260	787,500	750,000

Annual performance bonus	450,000	330,430	328,537

EPSUs	450,000	330,430	328,537

LTI – Options	0	0	0

LTI – RSUs	6,000,000	5,700,000	3,000,000

Total direct compensation	7,941,260	7,148,360	4,407,074

Change from previous year	11%	62%	–

Share ownership

Required level	Number of shares held[1]	Share price (Dec 31, 2014)	Total value	Multiple

7x base salary	183,266	$41.89	$7,677,013	6.6

1 Joe has five years from the date of his promotion to CEO (until May 2019) to meet the higher share ownership target of seven times base salary.

John Gossling
EVP and CFO

John leads Finance Operations, as well as teams in Risk Management and Internal Audit, Revenue Assurance, Taxation, Treasury, Investor Relations and Corporate Development. John joined TELUS in November 2012.

2014 key results	Compensation (as at December 31)	2014 ($)	2013 ($)	2012 ($)

•       Shepherding the strength of TELUS’ balance sheet and thereby enabling TELUS to invest in spectrum and broadband network enhancements while returning significant cash to Shareholders through our share purchase and dividend growth programs

•       Overseeing TELUS’ open and effective interactions with its investors and the investment community as a whole

Base salary (pro-rated)	568,750	550,000	74,861

Annual performance bonus	235,458	206,985	28,515

EPSUs	235,458	206,985	28,515

LTI – Options	0	0	0

LTI – RSUs	1,000,000	1,200,000	1,500,000

Total direct compensation	2,039,666	2,163,970	1,631,891

Change from previous year	(6%)	33%	–

Share ownership

Required level	Number of shares held[1]	Share price (Dec 31, 2014)	Total value	Multiple

3x base salary	2,827	$41.89	$118,423	0.2

1 John has five years from the date of his appointment (until November 2017) to reach the share ownership target.

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Josh Blair
EVP, TELUS Health and TELUS International, and Chief Corporate Officer

Josh leads TELUS’ Human Resources and Community Affairs teams, as well as our growing TELUS Health and TELUS International commercial units. Josh originally joined TELUS at the time of the BC TEL and TELUS merger, having started at BC TEL in 1995.

2014 key results	Compensation (as at December 31)	2014 ($)	2013 ($)	2012 ($)

•       Exceeding customer satisfaction targets within our growing TELUS Health and TELUS International commercial units

•       Elevating our winning culture by increasing our engagement score by two percentage points to 85 per cent and having the most engaged team on a global basis

Base salary	600,000	531,575	462,500

Annual performance bonus	272,811	227,645	202,598

EPSUs	272,811	227,645	202,598

LTI – Options	0	0	0

LTI – RSUs	2,100,000	1,900,000	1,900,000

Total direct compensation	3,245,622	2,886,865	2,767,696

Change from previous year	12%	4%	–

Share ownership

Required level	Number of shares held	Share price (Dec 31, 2014)	Total value	Multiple

3x base salary	132,867	$41.89	$5,565,799	9.3

Eros Spadotto
EVP, Technology Strategy and Operations

Eros provides technical thought leadership in advancing TELUS’ networks to sustain our competitive advantage through technology strategy, and also leads Network Strategy and Planning, Network Transformation, Procurement and the Chief Security Office. Eros originally joined TELUS upon the acquisition of Clearnet Communications Inc., having started at Clearnet in 1995.

2014 key results	Compensation (as at December 31)	2014 ($)	2013 ($)	2012 ($)

•       Continued expansion of our wireless network footprint, offering 4G LTE service to 89% of Canadians

•       Continued enhancement of our broadband wireline network enabling the ongoing growth of our Optik TV and high-speed Internet service client base

Base salary	550,000	550,000	537,500

Annual performance bonus	233,534	206,985	214,977

EPSUs	233,534	206,985	214,977

LTI – Options	0	0	0

LTI – RSUs	2,000,000	1,800,000	2,000,000

Total direct compensation	3,017,068	2,763,970	2,967,454

Change from previous year	9%	(7%)	–

Share ownership

Required level	Number of shares held	Share price (Dec 31, 2014)	Total value	Multiple

3x base salary	60,689	$41.89	$2,542,262	4.6

TELUS 2015 INFORMATION CIRCULAR  •  69

2014 actual compensation mix

Compensation element and mix at target	Provided as	2014 actual for all EVPs (as a percentage of total direct compensation)	2014 actual for the CEO (as a percentage of total direct compensation	2014 actual for the EC (as a percentage of total direct compensation)

Annual long-term incentive (at risk) 50% of total direct compensation / 67% for the EC and CEO	RSUs	57%	76%	67%

Annual medium-term incentive (at risk) 12.5% of total direct compensation / 9% for the EC and CEO	EPSUs	10%	5.5%	9%[1]

Annual performance bonus (at risk) 12.5% of total direct compensation / 9% for the EC and CEO	Cash	10%	5.5%	9%

Annual base salary (fixed) 25% of total direct compensation / 15% for the EC and CEO	Cash	23%	13%	15%[1]

1         Darren took his after-tax salary in Shares and his EPSUs were paid in cash.

Overall total direct compensation for the executives was below the 75th percentile of the market, consistent with our executive compensation philosophy of targeting total direct compensation (base salary and all at-risk compensation) at or about the 75th percentile of the selected comparator group, where performance warrants.

2014 actual base salary compensation

The base salaries for some of the NEOs were increased effective April 1, 2014 (unless otherwise noted) as follows:

•        Darren Entwistle’s salary remained at $1,375,000 annually

•        Joe Natale’s salary increased from $800,000 to $1,170,000 annually upon his appointment to CEO on May 8, 2014

•        John Gossling’s salary increased from $550,000 to $575,000 annually

•        Josh Blair’s salary remained at $600,000 annually

•        Eros Spadotto’s salary remained at $550,000 annually.

John’s salary was increased to the market median for his role, based on his performance and skills. Base salary increases were in line with the market for their positions.

For more details, see the Executive compensation summary table on pages 80 and 81. Overall, the base salaries paid to the executives were at the 50th percentile of the selected comparator group.

To demonstrate his belief in and commitment to the future growth potential of the Company, Darren invested his 2014 base salary net of taxes and withholdings in Shares for the fifth consecutive year and announced his intention to do the same for a sixth consecutive year in 2015.

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2014 actual at-risk compensation

2014 corporate performance metrics and results

The following chart describes the corporate performance metrics and results that made up the 2014 corporate objectives. A number of these metrics are both company-specific and industry-relative. For example, client churn and net subscriber additions targets are only achieved if the Company outpaces its competitors.

Achieving performance at target would result in an overall multiplier of 1.0. Individual performance metrics and results for each NEO are discussed starting on page 72.

Objectives	Performance metrics	Weighting	2014 threshold (0.5x)	2014 target (1.0x)	2014 stretch (2.0x)	2014 results	Payout multipliers

Customers first	Net subscriber additions index (wireless, broadband and health)[1]	10%	0.5	1.00	2.00	0.49	0.05

	Client churn index (wireless, broadband and health)[1]	15%	0.5	1.00	2.00	1.40	0.21

	Client excellence leadership index[1]	25%	0.5	1.00	2.00	0.74	0.18

Profitable growth and efficiency	Simple cash flow[2]	20%	$1.765 billion	$1.965 billion	$2.365 billion	$1.913 billion	0.17

	Earnings per share[3] (EPS)	20%	$2.19	$2.34	$2.64	$2.33	0.20

TELUS Team	Team member engagement measured through confidential feedback	10%	83%	85%	87%	85%	0.10

							0.91

1         Internally developed indices made up from a composite of various benchmarks and standards, to measure our ability to attract and retain customers. These indices are competitively sensitive and are not disclosed in detail.

2         Simple cash flow is a non-GAAP measure and does not have a standardized meaning under IFRS-IASB. It is defined as EDITDA less capital expenditures. For the purposes of the scorecard payout, simple cash flow was normalized to exclude discretionary capital expenditures above target that were deemed the right thing to do for the long-term success of the Company. As a result, simple cash flow was adjusted to $1.913 billion from $1.870 billion.

3         For the purpose of the scorecard payout, the EPS result was derived from EPS – basic as reported in the Company’s 2014 audited Consolidated financial statements and in Section 1.3 of Management’s discussion and analysis in the TELUS 2014 annual report. EPS excludes the impact of Public Mobile.

We have not made any substantive changes to the primary components of the corporate scorecard (EPS, simple cash flow, and certain operational metrics on churn, customer additions, client experience excellence and team engagement) for the past several years. These metrics, however, are made more challenging each year as corporate scorecard thresholds (resulting in 50 per cent of the target payout) are generally set to exceed the previous year’s actual results. Furthermore, we test new scorecard targets by running them through the previous year’s results to ensure there is a year-over-year improvement in productivity. When the 2014 targets were run through the 2013 corporate scorecard for stress test purposes, the multiplier was 1.14x, whereas the 2013 corporate scorecard multiplier was 0.80x, clearly indicating that the 2014 targets represented a significant year-over-year uplift in targeted performance in comparison to the 2013 targets.

TELUS has had a standard practice in place since 2009 whereby the Chair of the Audit Committee and the Chair of the Compensation Committee review the corporate scorecard approximately one week in advance of their respective quarterly meetings and conduct a line-by-line reconciliation of the corporate scorecard metrics and results with the quarterly financial results. This promotes transparency as any proposed changes to the corporate scorecard for pay purposes are subject to this review.

TELUS 2015 INFORMATION CIRCULAR • 71

The 2014 corporate and individual performance results, and the resulting impact on the value of the annual performance bonuses and EPSU awards (medium-term incentives) to all executives, are summarized in the table below.

	Corporate scorecard	Individual performance	Bonus award as % of base salary	EPSU award as % of base salary

EC – At-target performance	1.00	1.00	60%	60%

EC – Actual 2014 performance results	0.91	1.80	58%	58%

CEO – At-target performance	1.00	1.00	50%	50%

CEO – Actual 2014 performance results	0.91	1.20	43%	43%

EVP – At-target performance	1.00	1.00	50%	50%

EVP – Actual 2014 performance results	0.91	1.21	43%	43%

The overall annual performance bonus for the EC was 58 per cent compared to at-target of 60 per cent, while for all EVPs and the CEO this ranged from 41 to 45 per cent of their base salaries compared to at-target performance of 50 per cent.

Details for each component (annual performance bonuses, EPSU grants, option and RSU grants) that were awarded to each NEO are outlined below.

At-risk pay – Darren Entwistle, Executive Chair

Individual performance

In assessing Darren’s individual performance, the Board and Compensation Committee consider the Company’s objectives and results achieved, Darren’s demonstrated leadership and any other factors that they consider relevant in his executive /operational capacity as EC. See page 63 for details regarding the process followed by the Compensation Committee to obtain input from each Board member on the EC’s performance.

In considering the Company’s achievements, the Compensation Committee reviews the personal performance objectives of the EC, which are the strategic and operational metrics that guided us in carrying out our 2014 corporate priorities and were the same as those applicable to the CEO. The EC uses these metrics (akin to an operating plan) to report to the Compensation Committee on performance each quarter and he shares these objectives with individual executives based on their portfolios. These metrics are also tied to targets and stretch targets and, like the corporate scorecard metrics, generally require improvements year over year. For 2014, as Darren was CEO until assuming the role of EC in May, the Compensation Committee assessed his performance against his predetermined and approved 2014 performance objectives as CEO along with other considerations as noted below.

As indicated previously, 80 per cent of the EC’s bonus and EPSU award is based on the corporate scorecard. The remaining 20 per cent is based on the evaluation by the Compensation Committee and the Board of the EC’s personal performance, which, in turn, depends on the achievement of his personal performance objectives (the metrics referred to above), as well as the assessment of his leadership and of other strategic considerations. The metrics that comprise part of the individual component are largely operational in nature and, therefore, highly sensitive. In our view, disclosure of less than half of these metrics (44 per cent) would seriously prejudice our Company in the intensely competitive market in which we operate, as they contain information valuable to our competitors regarding the Company’s 2014 and future financial, marketing and operating plans. As a result, we are relying on an exemption available under applicable securities laws from the requirement to disclose some of these metrics on the basis that their disclosure would seriously prejudice the Company’s interests. The undisclosed metrics represent approximately four per cent of all of the corporate and individual factors used to determine the EC’s bonus and EPSU award. We are able to disclose a subset (56 per cent), as shown in the table on page 73.

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CEO’s personal performance objectives

Customers likelihood to recommend TELUS	Our likelihood to recommend scores across our various customer segments ranged from 69 to 83 per cent and, when combined, met the personal performance objective

Wireless EBITDA[1] (excluding Public Mobile)	$2.740 billion, which was slightly below the personal performance objective but was within the publicly disclosed target range of $2.725 to $2.825 billion

Wireline EBITDA[1]	$1.489 billion, which was slightly above the personal performance objective and within the target range of $1.425 to $1.525 billion

Wireless margin on network revenue	45.8%, which was slightly below the personal performance objective

Wireline margin	26.6%, which slightly exceeded the personal performance objective

EPS	$2.33 (excluding Public Mobile), which was consistent with the personal performance objective and the publicly disclosed target range of $2.25 to $2.45 (see footnote 3 on page 71)

Simple cash flow[2]	$1.913 billion, which was slightly below the personal performance objective (see footnote 2 on page 71)

Wireless postpaid net additions	357,000, which was a very strong result in light of market conditions

High-speed Internet access (HSIA) and TELUS TV service net additions	181,000, which was a strong result in light of market conditions

Social media connections	1.45 million, which met the personal performance objective

Wireless ARPU (average revenue per unit, excluding Public Mobile)	$63.13, which exceeded the personal performance objective

Wireless postpaid churn	0.93%, which exceeded the personal performance objective

Network access line loss	85,000 lines lost, which exceeded the personal performance objective

Corporate social responsibility index[3]	0.78, which was below the objective of 1.0

ELT and Board diversity	20%, which met the personal performance objective

TELUS team engagement	85%, which was up two points over last year and met the personal performance objective of 85%

1         EBITDA does not have any standardized meaning prescribed by IFRS-IASB. We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level and the contribution of our two segments. For definition and explanation, see Section 11 of Management’s discussion and analysis in the TELUS 2014 annual report.

2         Simple cash flow is defined as EDITDA less capital expenditures.

3         The corporate social responsibility index includes various metrics, including achieving reductions in energy consumption and greenhouse gas emissions; community investment objectives such as participation rates for Team TELUS Cares and volunteer hours; and our employees’ assessment of TELUS being a socially and environmentally responsible organization (gathered from our annual engagement survey).

The targets for both disclosed and undisclosed performance metrics are generally made more challenging each year in order to promote continuous stretch and performance improvement year over year. As a general principle, the threshold target for any metric (yielding a 0.5x multiplier) must exceed the actual result on that metric in the previous year. The target (yielding a 1.0x multiplier) for any budget-related metric is generally set at or above the corresponding number in the corporate budget approved by the Board.

2014 payout

Darren’s annual performance bonus and EPSU award were each determined using the formula outlined on pages 62 and 64. Based on strong corporate performance against targets and highly effective personal performance and leadership, the

Board awarded to Darren an annual performance bonus of $794,017, equal to 58 per cent of his base salary, and an EPSU award of $794,017, equal to 58 per cent of his base salary, in each instance against a target of 60 per cent. The value of the EPSU award was not reduced since the Company’s Share price increased during the 2014 performance year. In light of his already significant ownership of Shares and his decision to invest his base salary from 2010 to 2015 (net of taxes and withholdings) in Shares, the Compensation Committee recommended and the Board approved an all-cash payment of the EPSU award to Darren for the 2014 performance year, and accordingly, no EPSUs were granted to him.

Using PVAAM, the Board rated Darren’s individual performance and potential within the top two categories – key player/crucial resource (PVAAM score of between 16 and 20).

TELUS 2015 INFORMATION CIRCULAR • 73

Given the strong corporate performance in 2014 as described on page 53 and Darren’s exceptional leadership, and in alignment with performance parameters in his employment contract, the Board awarded Darren LTIs totalling $6,000,000, of which 50 per cent were three-year time-vesting RSUs and 50 per cent were performance-contingent RSUs, subject to the performance criteria as outlined on page 57. This positioned Darren somewhat above the 75th percentile of the market for total direct compensation (base salary + annual cash bonus + EPSUs + RSU/option awards) in support of our pay-for-performance philosophy.

Darren’s total compensation for 2014 decreased by $850,450 or eight per cent over 2013, while Shareholders benefited from a 19 per cent total return for the year. This decrease resulted primarily from a reduced LTI grant of $6.0 million in contrast to last year’s LTI grant of $6.8 million.

At-risk pay – Joe Natale, President and CEO

Individual performance

Joe’s individual performance was measured by the CEO performance objectives established for 2014 by the Compensation Committee (as shared with Darren and explained on page 73) as well as his leadership against the strategic plan, the corporate priorities (with a particular focus on the customers first priority, advancing team member engagement and the Company’s culture), the corporate scorecard, and corporate goals and the EC’s assessment of his contributions and leadership.

As indicated previously, 80 per cent of an executive’s bonus and EPSU award is based on the corporate scorecard. The remaining 20 per cent is based on the evaluation by the EC and the Compensation Committee of the CEO’s personal performance, which, in turn, depends on achievement of his or her personal performance objectives as well as the assessment of his or her leadership and other strategic considerations. Some of these metrics comprising the individual component are highly sensitive and are not disclosed. The undisclosed metrics represent approximately four per cent of all of the corporate and individual factors used to determine Joe’s annual performance bonus and EPSU award. Refer to At-risk pay – Darren Entwistle (page 72) for a discussion on how individual performance was assessed against these metrics. See page 73 for a discussion on the setting of the disclosed and undisclosed targets and their degree of difficulty.

As disclosed on page 51, the Compensation Committee has adopted the use of a ratio of CEO total direct compensation to annual total customer connections. As a further step to appropriately link pay with performance, the Compensation

Committee has established that this ratio must fall within a range of 60 to 85 per cent.

Identified below are the relevant data and corresponding ratios for 2012, 2013 and 2014. As Joe was promoted to CEO mid-year in 2014, his total direct compensation to total customer connections ratio is lower than the range expressed.

Year	CEO total direct compensation	Total customer connections

2012	$9,732,642	13,113,000

2013	$9,602,484	13,518,000

2014	$7,941,260	13,678,000

The data above utilizes Joe Natale’s actual 2014 CEO compensation. Using a blended total direct compensation of both Darren and Joe (as both held the role of CEO for a portion of 2014) would position 2014 CEO total direct compensation at 61 per cent, just inside the lower part of the range.

2014 payout

Joe’s annual performance bonus and EPSU award were each determined using the formula outlined on pages 62 and 64. Based on strong corporate performance as described on page 53 and highly effective personal performance and leadership, the Board approved an overall annual performance bonus of $450,000, equal to 43 per cent of Joe’s annual base salary, and an EPSU award of $450,000, equal to 43 per cent of his annual base salary, in each instance against a target of 50 per cent. Using PVAAM, the EC, with the approval of the Compensation Committee and the Board, rated Joe’s individual performance and potential within the top two categories – key player / crucial resource (PVAAM score of between 16 and 20). As a result, the Board awarded LTIs to him totalling $6,000,000, of which 50 per cent were three-year time-vesting RSUs and 50 per cent were performance-contingent RSUs, subject to the performance criteria as outlined on page 57. This positioned Joe near the 50th percentile of the market for total direct compensation (base salary + annual cash bonus + EPSUs + RSU/option awards), with his compensation expected to increase (based on performance) following a full year in his role as CEO.

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At-risk pay – John Gossling, EVP and CFO

Individual performance

John’s individual performance was measured by the extent to which the Finance business unit contributed to Company performance and by John’s leadership as assessed by the CEO.

As indicated previously, 80 per cent of an executive’s bonus and EPSU award is based on the corporate scorecard. The remaining 20 per cent is based on the evaluation by the CEO and the Compensation Committee of the executive’s performance, which, in turn, depends on achievement of his or her personal performance objectives as well as the assessment of his or her leadership and other strategic considerations. Some of these metrics comprising the individual component are highly sensitive and are not disclosed. The undisclosed metrics represent approximately one per cent of all of the corporate and individual factors used to determine John’s annual performance bonus and EPSU award. As part of his personal performance objectives, John shared in 47 per cent of the 2014 operational metrics forming the CEO’s personal objectives. Refer to At-risk pay – Darren Entwistle (page 72) for a discussion on how individual performance was assessed against these metrics. See page 73 for a discussion on the setting of the disclosed and undisclosed targets and their degree of difficulty.

2014 payout

John’s annual performance bonus and EPSU award were each determined using the formula outlined on pages 62 and 64. Based on strong corporate performance against targets and effective personal performance and leadership, the Compensation Committee approved an overall annual performance bonus of $235,458, equal to 41 per cent of John’s annual base salary, and an EPSU award of $235,458, equal to 41 per cent of his annual base salary, in each instance against a target of 50 per cent. Using PVAAM, the CEO, with the approval of the Compensation Committee, rated John’s individual performance and potential within the top two categories – key player / crucial resource (PVAAM score of between 16 and 20). As a result, the Compensation Committee awarded LTIs to him totalling $1,000,000, of which 50 per cent were three-year time-vesting RSUs and 50 per cent were performance-contingent RSUs, subject to the performance criteria as outlined on page 57. This positioned John near the 50th percentile of the market for total direct compensation (base salary + annual cash bonus + EPSUs + RSU/option awards).

 At-risk pay – Josh Blair, EVP, TELUS Health and TELUS International, and Chief Corporate Officer

Individual performance

Josh’s individual performance was measured by the extent to which his corporate functions, as well as the growing TELUS Health and TELUS International units, contributed to Company performance and by Josh’s leadership as assessed by the CEO.

As indicated previously, 80 per cent of an executive’s bonus and EPSU award is based on the corporate scorecard. The remaining 20 per cent is based on the evaluation by the CEO and the Compensation Committee of the executive’s performance, which, in turn, depends on achievement of his or her personal performance objectives as well as the assessment of his or her leadership and other strategic considerations. Some of these metrics comprising the individual component are highly sensitive and are not disclosed. The undisclosed metrics represent approximately three per cent of all of the corporate and individual factors used to determine Josh’s annual performance bonus and EPSU award. As part of his personal performance objectives, Josh shared in 56 per cent of the 2014 operational metrics forming the CEO’s personal objectives. Refer to At-risk pay – Darren Entwistle (page 72) for a discussion on how individual performance was assessed against these metrics. See page 73 for a discussion on the setting of the disclosed and undisclosed targets and their degree of difficulty.

2014 payout

Josh’s annual performance bonus and EPSU award were each determined using the formula outlined on pages 62 and 64. Based on strong corporate performance against targets and effective personal performance and leadership, the Compensation Committee approved an overall annual performance bonus of $272,811, equal to 45 per cent of Josh’s annual base salary, and an EPSU award of $272,811, equal to 45 per cent of his annual base salary, in each instance against a target of 50 per cent. Using PVAAM, the CEO, with the approval of the Compensation Committee, rated Josh’s individual performance and potential within the top two categories – key player / crucial resource (PVAAM score of between 16 and 20). As a result, the Compensation Committee awarded to him LTIs totalling $2,100,000, of which 50 per cent were three-year time-vesting RSUs and 50 per cent were performance-contingent RSUs, subject to the performance criteria as outlined on page 57. This positioned Josh somewhat above the 75th percentile for total direct compensation (base salary + annual cash bonus + EPSUs + RSU/option awards).

TELUS 2015 INFORMATION CIRCULAR • 75

At-risk pay – Eros Spadotto, EVP, Technology Strategy and Operations

Individual performance

Eros’ individual performance was measured by the extent to which the Technology Strategy and Operations business unit contributed to Company performance and by Eros’ leadership as assessed by the CEO.

As indicated previously, 80 per cent of an executive’s bonus and EPSU award is based on the corporate scorecard. The remaining 20 per cent is based on the evaluation by the CEO and the Compensation Committee of the executive’s performance, which, in turn, depends on achievement of his or her personal performance objectives as well as the assessment of his or her leadership and other strategic considerations. Some of these metrics comprising the individual component are highly sensitive and are not disclosed. The undisclosed metrics represent approximately four per cent of all of the corporate and individual factors used to determine Eros’ annual performance bonus and EPSU award. As part of his personal performance objectives, Eros shared in 85 per cent of the 2014 operational metrics forming the CEO’s personal objectives. Refer to At-risk pay – Darren Entwistle (page 72) for a discussion on how individual performance was assessed against these metrics. See page 73 for a discussion on the setting of the disclosed and undisclosed targets and their degree of difficulty.

2014 payout

Eros’ annual performance bonus and EPSU award were each determined using the formula outlined on pages 62 and 64. Based on strong corporate performance against targets and effective personal performance and leadership, the Compensation Committee approved an overall annual performance bonus of $233,534, equal to 42 per cent of Eros’ annual base salary, and an EPSU award of $233,534, equal to 42 per cent of his annual base salary, in each instance against a target of 50 per cent. Using PVAAM, the CEO, with the approval of the Compensation Committee, rated Eros’ individual performance and potential within the top two categories – key player / crucial resource (PVAAM score of between 16 and 20). As a result, the Compensation Committee awarded LTIs to him totalling $2,000,000, of which 50 per cent were three-year time-vesting RSUs and 50 per cent were performance-contingent RSUs, subject to the performance criteria as outlined on page 57. This positioned Eros somewhat above the 75th percentile of the market for total direct compensation (base salary + annual cash bonus + EPSUs + RSU/option awards).

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Performance graph

The following graph compares the yearly change in the cumulative total shareholder return on TELUS’ Shares with the cumulative total return on the S&P/TSX Composite Index. The calculations, done over five years, assume an investment of $100 on December 31, 2009 and the reinvestment of dividends. We have also adjusted for the two-for-one stock split that took effect April 16, 2013.

Investment	Dec. 31 2009	Dec. 31 2010	Dec. 31 2011	Dec. 31 2012	Dec. 31 2013	Dec. 31 2014
Shares	$ 100	$ 140	$ 185	$ 218	$ 254	$ 302
S&P/TSX Composite Index	$ 100	$ 118	$ 107	$ 115	$ 130	$ 144

Given the direct linkage between the various elements of performance and at-risk pay calculations and allotments, the significant weighting of share-based incentives in the executive compensation mix and the methodology for determining EPSU awards, TELUS’ executive compensation, by its design, generally reflects the performance drivers that should lead to related changes in shareholder return.

As shown in the graph and table above, for each of the past five years (from 2010 to 2014 inclusive), TELUS Shares have strongly outperformed the stock market index total return. The five-year TELUS total shareholder return since December 31, 2009 was 202 per cent, more than four times greater than the

44 per cent return from the S&P/TSX Composite Index over the same time period.

Over the five-year period, the percentage change in total compensation, excluding pension costs, paid to NEOs was an increase of 88 per cent, which was less than the total return to Shareholders of 202 per cent. The increase of 88 per cent in NEO compensation was partly due to the fact that different individuals with varying portfolios and varying degrees of responsibility have been considered NEOs during the five-year period. It is also reflective of our NEOs having taken on expanded individual responsibilities over time.

TELUS 2015 INFORMATION CIRCULAR • 77

Clawback policy

Effective since January 1, 2013, the Board approved a clawback policy that allows the Company to recover or cancel certain incentives or deferred compensation to executive officers in circumstances where there has been a material misrepresentation or material error resulting in the restatement of the Company’s financial statements, an executive would have received less incentive compensation based on the restated financials, and the executive’s misconduct (such as an act of fraud, dishonesty or wilful negligence or material non-compliance with legal requirements) contributed to the obligation to restate the financial statements. Of note, the Company has not had to claw back any compensation pursuant to this policy since it has been put in place and we have not previously encountered a situation where a compensation recoupment or adjustment would have been required had a clawback policy been in place.

Share ownership requirement

We have had a share ownership requirement in place for our executives for over a decade, further demonstrating our compensation philosophy to align the interests of our executives with those of our Shareholders.

In 2013, we increased our share ownership requirements, positioning ourselves ahead of market. Additionally, in 2014, the Compensation Committee and Board established share ownership requirements for the EC at 12 times his base salary. Our executives must beneficially own, either directly or indirectly, a certain number of Shares based on targets varying by position. Notably, this is a more stringent requirement than prevalent market practice since TELUS does not include options, EPSUs or RSUs when determining if the target has been met. In our view, an executive purchasing Shares with his or her own funds more clearly demonstrates a commitment to the Company and its future success.

Share (excluding options, EPSUs and RSUs) ownership guidelines
EC	12x annual base salary
CEO	7x annual base salary
EVPs	3x annual base salary

The requirements were met by all NEOs in 2014 with the exception of John Gossling, who joined TELUS in mid-November 2012 and Joe Natale, who became CEO in May 2014. An executive has five years from the time of his or her initial appointment to reach the target.

We also now require an executive who has not met the share ownership requirement to take 50 per cent of net equity awards (after taxes) in Shares for any equity vesting and hold them until the requirement is met. Furthermore, any executive retiring after January 1, 2013 must now hold a number of Shares equal to the share ownership requirement for one year following retirement.

To further enhance the alignment of compensation with Shareholders’ interest, we encourage our senior managers below the executive level (senior vice-president, vice-president and director level employees) to commit to meeting the following share ownership targets.

Share (excluding options, EPSUs, MPSUs and RSUs) ownership guidelines
Senior vice-presidents	75% of base salary, to be attained in four years
Vice-presidents	50% of base salary, to be attained in four years
Directors	25% of base salary, to be attained in five years

In consideration of their voluntary participation, managers are eligible for annual grants of medium-term restricted stock units called management performance stock units (MPSUs). The size of MPSU grants is based on annual target amounts established by the CEO for each job level. Currently, these targets range from $10,000 a year for directors to $50,000 a year for senior vice-presidents. The actual awards for individual managers are then adjusted up or down from the target based on their weighted corporate and individual performance multipliers for the performance year, in the same way that their annual performance bonus is adjusted. This way, actual MPSU awards can range from zero for substandard performance to no more than 200 per cent of the target amount for exceptional performance (with the average at approximately 100 per cent). MPSUs are awarded under the Performance Stock Unit Plan and are substantially similar to EPSUs, except that MPSU awards are not subject to reduction for any decline in Share price during the performance year. MPSUs vest at a rate of one-third every year over a period of just under three years. If share ownership targets are not met within the required timeframes, or thereafter are not maintained, then individual managers will not be eligible to receive an award of MPSUs until the applicable share ownership targets are achieved.

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Executive shareholdings and total equity summary

The following table lists the number and value of Shares and total equity (Shares, EPSUs and RSUs, but excluding options) held by each NEO as at December 31, 2014 (as set out in the Executive compensation summary table on pages 80 and 81). It also shows total shareholdings as a multiple of the individual’s annual base salary at year-end relative to the share ownership guidelines described previously.

Name	Total Shares[1]	Value of Shares[2] ($)	Total EPSUs/ RSUs[1]	Value of EPSUs/ RSUs[2] ($)	Total equity (Shares / EPSUs/ RSUs)[1]	Value of total equity[2] ($)	Base salary ($)		Value of total equity as a multiple of base salary	Value of shareholdings[3] as a multiple of base salary
Darren Entwistle	397,911	16,668,492	640,919	26,848,097	1,038,830	43,516,589	1,375,000	[4]	31.6x	12.1x
Joe Natale	183,266	7,677,013	341,381	14,300,450	524,647	21,977,463	1,170,000		18.8x	6.6x
John Gossling	2,827	118,423	82,450	3,453,831	85,277	3,572,254	575,000		6.2x	0.2x
Josh Blair	132,867	5,565,799	173,861	7,283,037	306,728	12,848,836	600,000		21.4x	9.3x
Eros Spadotto	60,689	2,542,262	181,689	7,610,952	242,378	10,153,214	550,000		18.5x	4.6x

1   Excludes all options and any Shares that may be acquired by an executive in 2015 in payment of EPSUs that vested in 2014.

2   At the close of trading on December 31, 2014, the market price of the Shares was $41.89.

3   Excludes all options, RSUs and EPSUs, per TELUS’ stringent requirements.

4   Darren applied substantially all of his 2014 base salary net of taxes and withholdings to the purchase of TELUS’ Shares.

Conclusion

The Compensation Committee believes that the overall compensation program is effective in attracting and retaining executives as well as in providing direction and motivation for the executive team to make a significant contribution to the Company’s success, thereby enhancing the value of the Company for its Shareholders. We also believe that the design of our executive compensation program encourages appropriate risk-taking.

Signed, the members of the Human Resources
and Compensation Committee

John Butler (Chair)	Ray Chan

Charlie Baillie	Stockwell Day

Micheline Bouchard	Don Woodley

TELUS 2015 INFORMATION CIRCULAR • 79

Executive compensation summary

Summary compensation table

($)	Darren Entwistle[1] Executive Chair						Joe Natale[1] President and CEO

Year	2014		2013		2012		2014	2013	2012

Salary	1,375,000		1,375,000		1,362,500		1,041,260	787,500	750,000

Share-based awards[2]	6,794,017	[3]	7,513,742	[3]	7,685,071	[3]	6,450,000	6,030,430	3,328,537

Option-based awards	–		–		–		–	–	–

Non-equity incentive plan compensation

– Annual incentive plans	794,017		713,742		685,071		450,000	330,430	328,537

– Long-term incentive plans	n/a		n/a		n/a		n/a	n/a	n/a

Pension value	225,000		441,000		1,219,000		1,433,000	342,000	582,000

All other compensation[4,5]	89,218		84,218		84,218		53,299	3,566	3,566

Total compensation	9,277,252		10,127,702		11,035,860		9,427,559	7,493,926	4,992,640

1      Amounts in 2014 reflect the leadership evolution in May that saw Darren assume the role of Executive Chair, while Joe was promoted to President and CEO. The amounts for Darren in 2012 and 2013 reflect his compensation in his previous role as President and CEO, while Joe’s compensation in 2012 and 2013 reflects his previous role as Chief Commercial Officer. Joe’s 2014 pension value is tied to his increased salary as a result of his elevation to CEO.

2      The value of share-based awards (EPSUs and RSUs) in the table above is based on the executive’s performance. Therefore, the awards for a particular year are granted at the beginning of the following year. Thus, grants for 2014 were granted at the beginning of 2015 based on performance in 2014 and grants for 2013 were granted at the beginning of 2014 based on 2013 performance. The grants were awarded by the Compensation Committee and the Board in dollar amounts. For 2014, the dollar amounts for the RSUs and EPSUs were established by the Board on February 11, 2015, and the units were granted on February 27, 2015. These amounts were translated into RSUs or EPSUs based on the formula provided in the applicable plans. Thus, the number of EPSUs was determined by dividing the dollar amount granted by the weighted average price of the Shares on the TSX for the 15 trading days immediately preceding either January 1 or December 31 of the immediately preceding fiscal year, whichever is higher. The EPSUs granted on February 27, 2015 were valued at $41.74, which matches the accounting fair value. The number of RSUs was determined by dividing the dollar amount granted by the weighted average price of the Shares on the TSX for the five trading days immediately preceding February 27, 2015. These RSUs were valued at $44.35. This matched the accounting fair value for the time-vesting RSUs (which represented 50 per cent of the notional RSU grant value) and for the portion allocated to the total customer connections performance-contingent RSUs (which represented 12.5 per cent of the notional grant value), assuming a target multiplier. The accounting fair value for the portion allocated to the relative TSR performance-contingent RSUs (which represented 37.5 per cent of the notional RSU grant value) was an estimation reflecting a variable payout, determined using a Monte Carlo simulation.

3      Amounts for Darren include the EPSU grants that were awarded in cash.

4      Perquisites for all NEOs, except Darren and Joe, totalled less than $50,000. In the case of Darren, the disclosed amount also included a vehicle allowance in the amount of $40,800, enhanced family medical coverage in the amount of $35,000, and an annual flexible perquisite account. In the case of Joe, the disclosed amount also included enhanced family medical coverage in the amount of $30,000.

5      For 2014, all NEOs received telecommunications concessions; the grossed up amounts (for applicable taxes) are included in the amounts disclosed.

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($)	John Gossling[1] EVP and CFO				Josh Blair[2] EVP, TELUS Health and TELUS International, and Chief Corporate Officer			Eros Spadotto EVP, Technology Strategy and Operations

Year	2014	2013	2012		2014	2013	2012	2014	2013	2012
Salary	568,750	550,000	74,861		600,000	531,575	462,500	550,000	550,000	537,500
Share-based awards[3]	1,235,458	1,406,985	1,528,515	[4]	2,372,811	2,127,645	2,102,598	2,233,534	2,006,985	2,214,977
Option-based awards	–	–	–		–	–	–	–	–	–
Non-equity incentive plan compensation
– Annual incentive plans	235,458	206,985	28,515		272,811	227,645	202,598	233,534	206,985	214,977
– Long-term incentive plans	n/a	n/a	n/a		n/a	n/a	n/a	n/a	n/a	n/a

Pension value	251,000	290,000	n/a		566,000	715,000	537,000	61,000	178,000	743,000
All other compensation[5]	1,918	1,918	n/a		1,918	1,918	1,918	3,566	3,566	3,566
Total compensation	2,292,584	2,455,888	1,631,891		3,813,540	3,603,783	3,306,614	3,081,634	2,945,536	3,714,020

1      John Gossling joined TELUS on November 12, 2012 as EVP, Finance and assumed the role of EVP and CFO on January 1, 2013.

2      Josh Blair’s role was expanded to include responsibility for TELUS International in 2013 and TELUS Health in 2014, along with his ongoing Human Resources responsibilities, as part of the Company’s succession planning.

3      The value of share-based awards (EPSUs and RSUs) in the table above is based on the executive’s performance. Therefore, the awards for a particular year are granted at the beginning of the following year. Thus, grants for 2014 were granted at the beginning of 2015 based on performance in 2014 and grants for 2013 were granted at the beginning of 2014 based on 2013 performance. The grants were awarded by the Compensation Committee and the Board in dollar amounts. For 2014, the dollar amounts for the RSUs and EPSUs were established by the Board on February 11, 2015, and the units were granted on February 27, 2015. These amounts were translated into RSUs or EPSUs based on the formula provided in the applicable plans. Thus, the number of EPSUs was determined by dividing the dollar amount granted by the weighted average price of the Shares on the TSX for the 15 trading days immediately preceding either January 1 or December 31 of the immediately preceding fiscal year, whichever is higher. The EPSUs granted on February 27, 2015 were valued at $41.74, which matches the accounting fair value. The number of RSUs was determined by dividing the dollar amount granted by the weighted average price of the Shares on the TSX for the five trading days immediately preceding February 27, 2015. These RSUs were valued at $44.35. This matched the accounting fair value for the time-vesting RSUs (which represented 50 per cent of the notional RSU grant value) and for the portion allocated to the total customer connections performance-contingent RSUs (which represented 12.5 per cent of the notional grant value), assuming a target multiplier. The accounting fair value for the portion allocated to the relative TSR performance-contingent RSUs (which represented 37.5 per cent of the notional RSU grant value) was an estimation reflecting a variable payout, determined using a Monte Carlo simulation.

4      John received a grant of $1,500,000 in RSUs on February 28, 2013, in consideration of joining TELUS in November 2012 and as provided in his employment agreement. As we were in a self-imposed blackout period in the fall of 2012 associated with our proposed share exchange, these RSUs were not granted until 30 days following the end of this blackout period, as stipulated in his employment agreement.

5      For 2014, all NEOs received telecommunications concessions; the grossed up amounts (for applicable taxes) are included in the amounts disclosed. Perquisites for all NEOs, except Darren and Joe, totalled less than $50,000.

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Incentive plan awards

As at December 31, 2014, none of our NEOs had any option awards outstanding. The following table summarizes all share-based awards outstanding at the end of December 31, 2014 for each of them.

	Share-based awards[1]
Name	Number of Shares or units that have not vested	Market or payout value of share-based awards that have not vested[2] ($)	Market or payout value of vested share-based awards not paid out or distributed[2] ($)

Darren Entwistle	640,919	26,848,097	–
Joe Natale	341,381	14,300,450	284,858
John Gossling	82,450	3,453,831	95,533
Josh Blair	173,861	7,283,037	185,148
Eros Spadotto	181,689	7,610,952	182,710

1      Includes reinvested dividends or dividend equivalents.

2      At the close of trading on December 31, 2014, the market price of Shares was $41.89.

The following table summarizes the value of all share-based awards vested or earned for each NEO during the 2014 fiscal year. The terms of all plan-based awards under which other share-based awards are granted or vested are discussed on pages 93 to 100.

Name	Share-based awards – value vested during the year ($)	[1,2]	Non-equity incentive plan compensation – value earned during the year ($)

Darren Entwistle	–		794,017
Joe Natale	410,340		450,000
John Gossling	95,533		235,458
Josh Blair	256,787		272,811
Eros Spadotto	258,968		233,534

1      The amounts reflect the second third of EPSUs granted in 2012 that vested on March 31, 2014 at a price of $39.49, the second third of EPSUs granted in 2013 that vested on December 31, 2014 at a price of $42.16, and the first third of EPSUs granted in 2014 that vested on December 31, 2014 at a price of $42.16.

2      The table reflects the closing price of Shares on the vesting date, but share-based awards are paid out based on the volume-weighted average trading price over a five-day period before the vesting date. See pages 98 and 99 for details.

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TELUS Pension Plan

TELUS retirement plan benefits

The NEOs participate in the Company’s defined benefit retirement program. The retirement program consists of a contributory registered pension plan and the Supplemental Retirement Arrangement (SRA), which provides supplemental pension benefits to a retired executive in addition to the pension income under the registered pension plans. The SRA for the participating NEOs supplements these plans by providing a total benefit at retirement determined as two per cent of a person’s highest consecutive three years’ average pensionable remuneration times the total number of years of credited service subject to a maximum of 35 years. This results in a maximum cap on total benefits of 70 per cent of the average pensionable remuneration.

Pensionable remuneration prior to 2012 is base salary increased by a fixed 60 per cent for annual performance bonus for the CEO, and by a fixed 50 per cent for the participating NEOs other than the CEO. In 2011, the Board approved an amendment to the SRA to bring it more in line with current market practice and to better align pension values with corporate and individual performance such that, effective January 1, 2012, pensionable remuneration for the CEO and each of the other NEOs is equal to base salary increased by the actual annual performance bonus paid in cash and in EPSUs, to a limit of 100 per cent of the NEO’s base salary.

As is common with non-registered plans of this nature, the SRA is not funded.

The pension benefits under the registered company pension plans and the SRA are payable for a member’s lifetime with a 60 per cent benefit payable to the surviving spouse.

The normal retirement age is 65. Early retirement is permitted as early as age 55 if the member has at least 10 years of credited service. Retirement benefits are unreduced if the member retires on or after age 60 with at least 15 years of service, or on or after age 55 with a combination of age and years of service equal to at least 80 (in each case, excluding any extra years of credited service granted). Otherwise, the annual benefit is reduced by 0.5 per cent per month from the earlier of age 60 and the age when the member would have qualified for an unreduced benefit, further reduced by the lesser of 0.25 per cent for each month by which the member’s service (excluding any extra years of credited service granted) is less than 15 years and 0.25 per cent for each month by which the member’s age is less than 65.

The following table sets out information for the NEOs regarding their retirement benefit.

Name	Number of years credited service (#)	Annual benefits payable ($)		Opening present value of defined benefit obligation ($)	Compensatory change ($)	Non- compensatory change ($)	Closing present value of defined benefit obligation ($)

(a)	(b)	(c)		(d)	(e)	(f)	(g)
		At year end	At age 65
		(c1)	(c2)

Darren Entwistle	19 years and six months	1,015,000	1,675,000	9,349,000	225,000	2,623,000	12,197,000
Joe Natale	16 years and six months	515,000	960,000	4,132,000	1,433,000	1,490,000	7,055,000
John Gossling	Four years and four months	76,000	398,000	297,000	251,000	204,000	752,000
Josh Blair	22 years and 11 months	384,000	669,000	4,293,000	566,000	1,239,000	6,098,000
Eros Spadotto	19 years and two months	347,000	576,000	3,443,000	61,000	956,000	4,460,000

TELUS 2015 INFORMATION CIRCULAR  •  83

Granting of extra years of credited service

The SRA permits the Company to grant additional years of credited service. Although we have used this benefit in the past to assist with both the attraction and retention of high-performing mid-career executives, the Compensation Committee approved discontinuing this practice going forward.

The employment agreements with Darren, John, Joe, Josh and Eros all provide that they will accrue two years of credited service under the SRA for each full year of employment, in the time periods noted on page 92. When additional credited service was granted, our practice was to limit it to a maximum period of five years. The additional credited service cannot be counted for the purposes of qualifying for an unreduced retirement or determining the reduction on early retirement and is not used for any other non-pension related items that might be dependent on service. The additional credited service accrued to December 31, 2014 is included in column (b) in the previous table.

Recognition of past service

In 2008, TELUS implemented a mechanism to migrate certain executives, including Josh and Eros, from their defined contribution and group RRSP pension arrangements to participation in the registered defined benefit plan and the SRA. For these individuals, arrangements were made to recognize past TELUS service within the SRA. These benefits vested on December 31, 2010. For Josh, an additional arrangement was made to recognize a second period of past TELUS service within the SRA, which vested on December 31, 2011. These past service periods are included in column (b) in the previous table.

Accrued obligation

The accrued obligation is calculated using a valuation method and assumptions consistent with the most recent financial statements, and is based on a projection of both pensionable earnings and credited service to the earliest eligible retirement date. Key economic assumptions are disclosed in the Notes to the 2014 audited Consolidated financial statements under Note 14 – Employee future benefits. Mortality rates after retirement are assumed to follow the CPM-2014 Private Sector Mortality Table with generational projection using the CPM-B improvement scale. Mortality rates prior to retirement and disability rates are assumed to be zero. Prior to retirement, withdrawals (terminations and resignations) are assumed to occur at a rate of 10 per cent per year.

Compensatory and non-compensatory change in accrued obligation

The compensatory change in accrued obligation includes the service cost net of employee contributions, any differences between actual and estimated earnings, plus any additional plan or other changes that have retroactive impact. For further clarity, the compensatory change for 2012 includes the change in the accrued obligation as a result of the amendment to the definition of pensionable remuneration for years on and after 2012.

The non-compensatory change in accrued obligation comprises three parts:

•                  The interest on the accrued benefit obligation

•                  The change in accrued obligation due to the change in assumptions: the discount rate was increased from 4.75 per cent at the end of 2013 to 3.90 per cent at the end of 2014, and the mortality assumption was changed to align with current best practices

•                  The employee contributions for the year.

Annual benefits payable

Column (c1) shows the amount that would be payable based on years of credited service reported in column (b) and pensionable earnings as at the end of the most recently completed financial year. The illustrated pension is payable at age 65. Column (c2) shows the amount that would be payable at age 65 based on years of credited service, assuming the NEO continues to work to age 65, and pensionable earnings as at the end of the most recently completed financial year.

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Sample pension benefit calculations

The following table shows the total of the annual retirement benefits, payable from both the SRA and registered pension plans, assuming retirement at age 65 or over.

Pension plan table 2014

	Years of service
Remuneration ($)	10	15	20	25	30
500,000	100,000	150,000	200,000	250,000	300,000
600,000	120,000	180,000	240,000	300,000	360,000
700,000	140,000	210,000	280,000	350,000	420,000
800,000	160,000	240,000	320,000	400,000	480,000
900,000	180,000	270,000	360,000	450,000	540,000
1,000,000	200,000	300,000	400,000	500,000	600,000
1,100,000	220,000	330,000	440,000	550,000	660,000
1,200,000	240,000	360,000	480,000	600,000	720,000
1,300,000	260,000	390,000	520,000	650,000	780,000
1,400,000	280,000	420,000	560,000	700,000	840,000
1,500,000	300,000	450,000	600,000	750,000	900,000
1,600,000	320,000	480,000	640,000	800,000	960,000
1,700,000	340,000	510,000	680,000	850,000	1,020,000
1,800,000	360,000	540,000	720,000	900,000	1,080,000
1,900,000	380,000	570,000	760,000	950,000	1,140,000
2,000,000	400,000	600,000	800,000	1,000,000	1,200,000
2,100,000	420,000	630,000	840,000	1,050,000	1,260,000
2,200,000	440,000	660,000	880,000	1,100,000	1,320,000
2,300,000	460,000	690,000	920,000	1,150,000	1,380,000
2,400,000	480,000	720,000	960,000	1,200,000	1,440,000

•          The compensation covered by the SRA for each of the participating NEOs is based on his respective salary shown in the executive summary compensation table plus the sum of the performance bonus paid and the medium-term incentives awarded or granted to the member, up to an overall maximum value equal to two times the base salary, the years 2012 and beyond. Pensionable remuneration prior to 2012 is base salary increased by a fixed 60 per cent for annual performance bonus for the CEO, and by a fixed 50 per cent for the participating NEOs other than the CEO.

•          The benefits under the registered pension plans and the SRA are payable for a member’s lifetime with a 60 per cent benefit payable to the surviving spouse.

•          On retirement prior to age 65 with less than 15 years’ service, the pension will be reduced.

•          The benefits above are not offset by any Canada Pension Plan/Québec Pension Plan payments.

Employment agreements

TELUS has entered into executive employment agreements for an indefinite term with each of the NEOs other than the EC, whose employment agreement is for a three-year term. Other than compensation, the agreements set out the following key provisions (as at December 31, 2014).

Severance on termination of employment

Employment of an executive may be terminated by any of the following means: resignation by the executive, termination by the Company for cause, termination by the Company without just cause, retirement of the executive, or death or disability of the executive.

An executive is required to give the Company at least three months’ notice of resignation. On receiving that notice, the Company may instead elect to terminate the executive earlier during that three-month period by paying to the executive the base salary for the abridged work period. No severance is payable if an executive is terminated for cause.

If the employment of the executive were to be terminated without just cause, the executive would be paid a severance in the amount outlined in the following tables, receive continued benefit coverage other than disability coverage and accident insurance, and be credited with continued accrual of pensionable service other than accrual under the registered pension plans.

TELUS 2015 INFORMATION CIRCULAR  •  85

If an executive were to retire, he would be entitled to receive 50 per cent of his base salary representing his annual performance bonus target (60 per cent in the case of the EC), pro-rated to the date of retirement, in addition to his retirement benefits, if any, in accordance with the terms of his pension arrangements and any other policies or programs at the Company that are applicable to the executive as a retired employee in effect at the time of his retirement.

If the employment of an executive were to be terminated by reason of death, the executive’s estate would receive 50 per cent of the executive’s base salary in lieu of any annual performance bonus (60 per cent in the case of the EC), pro-rated to the date of death, and any compensation or benefits payable or owing on or after the date of death in accordance with the terms of any applicable benefits or pension plans.

If the employment of an executive were to be terminated by reason of disability, the executive would be entitled to receive the base salary for a period of 18 months along with any annual performance bonus that would have become payable to the executive during that 18-month period (24 months in the case of Darren and Joe), less any disability benefits or other employment or self-employment income.

In addition, an executive’s entitlement to vested and unvested medium-term and long-term incentives on the termination of employment is set forth in the plan texts for the Management Option Plan, Performance Stock Unit Plan and Restricted Stock Unit Plan. See page 93 for a description.

The table below sets out the compensation and benefits that would be payable by the Company to each NEO, pursuant to their employment agreements and the applicable incentive plan texts, if the executive were to be terminated as of December 31, 2014 by reason of voluntary resignation, termination with just cause, termination without just cause or retirement. It also sets out the amounts that may be payable to each NEO upon a change of control as at December 31, 2014. The amounts payable are not subject to reduction as a result of alternative employment acquired by the executive after his employment with the Company ceases.

Darren Entwistle – Executive Chair

As noted on page 47, the executive employment agreement for the EC is for three years. According to the agreement, in the event that the EC is terminated without cause:

•                  Before May 8, 2015, 24 months of severance is payable, including 24 months of annual base salary, one-half of the annual performance bonus (cash portion at target), benefits (excluding any short or long-term disability plan and accident insurance coverage), pension plan contributions, share purchase plan contributions and vehicle, telecommunications and flexible perquisites, and his LTI is treated as though he had retired. See page 98 for retirement treatment of EPSUs and RSUs.

•                  Between May 8, 2015 and up to May 8, 2016, 12 months of severance is payable, including those compensation components identified above

•                  On or after May 8, 2016, severance is payable for the lesser of three months (including those compensation components identified above) and the period from the termination date to the end of the fixed term as if the executive’s employment had not been terminated by TELUS without just cause.

Upon expiry of the three-year term, Darren’s unvested LTI will be treated as though he had retired. In the event of resignation at any time throughout the period, the EC would be compensated for three months of base salary (based on written notification by the executive) and one-half of the annual performance bonus (cash portion at target), pro-rated to the termination date, and retirement treatment for all LTI (details above) unless the resignation notice is given within two years of a change in control, in which case the Board has discretion to provide deemed retirement treatment.

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Darren Entwistle – Executive Chair

Executive payouts and benefits upon termination as of December 31, 2014	Resignation ($)	Termination with just cause ($)	Termination without just cause (24 months) ($)	Retirement[1] ($)	Change of control ($)

Cash compensation

Base salary	–[2]	–	2,750,000	–	–

Annual performance bonus	–	–	1,650,000[3]	–	–

Total cash compensation	–	–	4,400,000[4]	–	–

Medium-term incentives (EPSUs)	–	–	–[5]	–	–[6]

Long-term incentives[7]

Options	–	–	–	–	–[6]

RSUs	26,848,097	–	26,848,097	–	26,848,097[6]

Total long-term incentives	–	–	–	–	26,848,097[6]

Benefits	–	–	294,336[8]	–	–

Continued accrual of pension service	–	–	1,251,000	–	–

Total compensation and benefits payable	26,848,097	–	32,793,433	–	26,848,097

1         All entries are shown as nil as the executive was not entitled to retirement treatment on December 31, 2014.

2         The executive is required to give TELUS three months prior notice of resignation. TELUS may earlier terminate the executive before the expiry of the notice period, in which case the executive is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($343,750 assuming a three-month period).

3         Sixty per cent of base salary in lieu of annual performance bonus for 24 months.

4         Payable within 30 days of termination.

5         In the event of termination without cause, all unvested and vested EPSUs are payable to the executive within 60 days of termination pursuant to the plan text. This amount was nil as at December 31, 2014 as the executive did not have any EPSUs.

6         Unvested options, EPSUs and RSUs may, at the discretion of the Board, vest upon a change of control. If they do not vest upon a change of control, all unvested options, EPSUs and RSUs issued before the change of control or their replacement securities will vest immediately upon a termination of employment if the executive is terminated without cause within two years of the change of control. The number in the table assumes the unvested incentives vested upon a change of control as at December 31, 2014. The unvested option and EPSU amounts were nil as at December 31, 2014.

7         Upon expiry of his fixed term, resignation or termination without cause, the executive is entitled to retirement treatment for his LTI. In these cases, all vested and unvested EPSUs and all time-vesting RSUs are paid within 60 days of date of termination, performance-contingent RSUs are paid following the valuation date in accordance with the plan, and all exercisable and un-exercisable options shall remain or become exercisable in accordance with their original vesting schedule as granted. The amount described above represents the time-vesting RSUs that would vest upon termination. The performance-based RSUs are deferred vesting and would not be payable on December 31, 2014.

8         Benefits will be provided for 24 months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35 per cent of a maximum of six per cent of base salary and annual performance bonus), telecommunications concession, flexible perquisites, enhanced medical coverage for the executive and his family, and monthly car allowance.

TELUS 2015 INFORMATION CIRCULAR • 87

Joe Natale – President and CEO

Executive payouts and benefits upon termination as of December 31, 2014	Resignation ($)	Termination with just cause ($)	Termination without just cause (24months) ($)	Retirement[1] ($)	Change of control ($)

Cash compensation

Base salary	–[2]	–	2,340,000	–	–

Annual performance bonus	–	–	1,170,000[3]	–	–

Total cash compensation	–	–	3,510,000[4]	–	–

Medium-term incentives (EPSUs)	–	–	551,691[5]	–	551,691[6]

Long-term incentives

Options	–	–	–	–	–[6]

RSUs[7]	–	–	–	–	13,748,759[6]

Total long-term incentives	–	–	–	–	13,748,759[6]

Benefits	–	–	216,142[8]	–	–

Continued accrual of pension service	–	–	641,000	–	–

Total compensation and benefits payable	–	–	4,918,833	–	14,300,450

1         All entries are shown as nil as the executive was not entitled to retirement treatment on December 31, 2014.

2         The executive is required to give TELUS three months prior notice of resignation. TELUS may earlier terminate the executive before the expiry of the notice period, in which case the executive is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($292,500 assuming a three-month period).

3         Fifty per cent of base salary in lieu of annual performance bonus for 24 months.

4         Payable within 30 days of termination.

5         In the event of termination without cause, all unvested and vested EPSUs are payable to the executive within 60 days of termination pursuant to the plan text.

6         Unvested options, EPSUs and RSUs may, at the discretion of the Board, vest upon a change of control. If they do not vest upon a change of control, all unvested options, EPSUs and RSUs issued before the change of control or their replacement securities will vest immediately upon a termination of employment if the executive is terminated without cause within two years of the change of control. The number in the table assumes the unvested incentives vested upon a change of control as at December 31, 2014. The unvested option amount was nil as at December 31, 2014.

7         In the event of resignation, or termination with or without cause, all vested but unpaid RSUs remain payable, while all unvested RSUs are forfeited on termination. In the event of retirement, all vested and unvested RSUs are payable to the executive within 60 days of retirement, whereas for performance-contingent RSUs, payment occurs on the original valuation date.

8         Benefits will be provided for 24 months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35 per cent of a maximum of six per cent of base salary and annual performance bonus), telecommunications concession, flexible perquisites, enhanced medical coverage for the executive and his family, and use of a leased vehicle.

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John Gossling – EVP and CFO

Executive payouts and benefits upon termination as of December 31, 2014	Resignation ($)	Termination with just cause ($)	Termination without just cause (18 months) ($)	Retirement[1] ($)	Change of control ($)

Cash compensation

Base salary	–[2]	–	862,500	–	–

Annual performance bonus	–	–	431,250[3]	–	–

Total cash compensation	–	–	1,293,750[4]	–	–

Medium-term incentives (EPSUs)	–	–	189,678[5]	–	189,678[6]

Long-term incentives

Options	–	–	–	–	–[6]

RSUs[7]	–	–	–	–	3,264,153[6]

Total long-term incentives	–	–	–	–	3,264,153[6]

Benefits	–	–	108,146[8]	–	–

Continued accrual of pension service	–	–	260,000	–	–

Total compensation and benefits payable	–	–	1,851,574	–	3,453,831

1        All entries are shown as nil as the executive was not entitled to retirement treatment on December 31, 2014.

2        The executive is required to give TELUS three months prior notice of resignation. TELUS may earlier terminate the executive before the expiry of the notice period, in which case the executive is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($143,750) assuming a three-month period).

3        Fifty per cent of base salary in lieu of annual performance bonus for 18 months.

4        Payable within 30 days of termination.

5        In the event of termination without cause, all unvested and vested EPSUs are payable to the executive within 60 days of termination pursuant to the plan text.

6        Unvested options, EPSUs and RSUs may, at the discretion of the Board, vest upon a change of control. If they do not vest upon a change of control, all unvested options, EPSUs and RSUs issued before the change of control or their replacement securities will vest immediately upon a termination of employment if the executive is terminated without cause within two years of the change of control. The number in the table assumes the unvested incentives vested upon a change of control as at December 31, 2014. The unvested option amount was nil as at December 31, 2014.

7        In the event of resignation, or termination with or without cause, all vested but unpaid RSUs remain payable, while all unvested RSUs are forfeited on termination. In the event of retirement, all vested and unvested RSUs are payable to the executive within 60 days of retirement, whereas for performance-contingent RSUs, payment occurs on the original valuation date.

8        Benefits will be provided for 18 months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35 per cent of a maximum of six per cent of base salary and annual performance bonus), telecommunications concession, flexible perquisites, enhanced medical coverage for the executive and his family and use of a leased vehicle.

TELUS 2015 INFORMATION CIRCULAR • 89

Josh Blair – EVP, TELUS Health and TELUS International, and Chief Corporate Officer

Executive payouts and benefits upon termination as of December 31, 2014	Resignation ($)		Termination with just cause ($)	Termination without just cause (18 months) ($)		Retirement[1] ($)	Change of control ($)

Cash compensation

Base salary	–	[2]	–	900,000		–	–

Annual performance bonus	–		–	450,000	[3]	–	–

Total cash compensation	–		–	1,350,000	[4]	–	–

Medium-term incentives (EPSUs)	–		–	352,714	[5]	–	352,714	[6]

Long-term incentives

Options	–		–	–		–	–	[6]

RSUs[7]	–		–	–		–	6,930,323	[6]

Total long-term incentives	–		–	–		–	6,930,323	[6]

Benefits	–		–	109,327	[8]	–	–

Continued accrual of pension service	–		–	399,000		–	–

Total compensation and benefits payable	–		–	2,211,041		–	7,283,037

1         All entries are shown as nil as the executive was not entitled to retirement treatment on December 31, 2014.

2         The executive is required to give TELUS three months prior notice of resignation. TELUS may earlier terminate the executive before the expiry of the notice period, in which case the executive is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($150,000 assuming a three-month period).

3         Fifty per cent of base salary in lieu of annual performance bonus for 18 months.

4         Payable within 30 days of termination.

5         In the event of termination without cause, all unvested and vested EPSUs are payable to the executive within 60 days of termination pursuant to the plan text.

6         Unvested options, EPSUs and RSUs may, at the discretion of the Board, vest upon a change of control. If they do not vest upon a change of control, all unvested options, EPSUs and RSUs issued before the change of control or their replacement securities will vest immediately upon a termination of employment if the executive is terminated without cause within two years of the change of control. The number in the table assumes the unvested incentives vested upon a change of control as at December 31, 2014. The unvested option amount was nil as at December 31, 2014.

7         In the event of resignation, or termination with or without cause, all vested but unpaid RSUs remain payable, while all unvested RSUs are forfeited on termination. In the event of retirement, all vested and unvested RSUs are payable to the executive within 60 days of retirement, whereas for performance-contingent RSUs, payment occurs on the original valuation date.

8         Benefits will be provided for 18 months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35 per cent of a maximum of six per cent of base salary and annual performance bonus), telecommunications concession, flexible perquisites, enhanced medical coverage for the executive and his family, and use of a leased vehicle.

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Eros Spadotto – EVP, Technology Strategy and Operations

Executive payouts and benefits upon termination as of December 31, 2014	Resignation ($)		Termination with just cause ($)	Termination without just cause (18 months) ($)		Retirement[1] ($)	Change of control ($)

Cash compensation

Base salary	–	[2]	–	825,000		–	–

Annual performance bonus	–		–	412,500	[3]	–	–

Total cash compensation	–		–	1,237,500	[4]	–	–

Medium-term incentives (EPSUs)	–		–	347,226	[5]	–	347,226	[6]

Long-term incentives

Options	–		–	–		–	–	[6]

RSUs[7]	–		–	–		–	7,263,726	[6]

Total long-term incentives	–		–	–		–	7,263,726	[6]

Benefits	–		–	109,437	[8]	–	–

Continued accrual of pension service	–		–	349,000		–	–

Total compensation and benefits payable	–		–	2,043,163		–	7,610,952

1         All entries are shown as nil as the executive was not entitled to retirement treatment on December 31, 2014.

2         The executive is required to give TELUS three months prior notice of resignation. TELUS may earlier terminate the executive before the expiry of the notice period, in which case the executive is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($137,500 assuming a three-month period).

3         Fifty per cent of base salary in lieu of annual performance bonus for 18 months.

4         Payable within 30 days of termination.

5         In the event of termination without cause, all unvested and vested EPSUs are payable to the executive within 60 days of termination pursuant to the plan text.

6         Unvested options, EPSUs and RSUs may, at the discretion of the Board, vest upon a change of control. If they do not vest upon a change of control, all unvested options, EPSUs and RSUs issued before the change of control or their replacement securities will vest immediately upon a termination of employment if the executive is terminated without cause within two years of the change of control. The number in the table assumes the unvested incentives vested upon a change of control as at December 31, 2014. The unvested option amount was nil as at December 31, 2014.

7         In the event of resignation, or termination with or without cause, all vested but unpaid RSUs remain payable, while all unvested RSUs are forfeited on termination. In the event of retirement, all vested and unvested RSUs are payable to the executive within 60 days of retirement, whereas for performance-contingent RSUs, payment occurs on the original valuation date.

8         Benefits will be provided for 18 months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35 per cent of a maximum of six per cent of base salary and annual performance bonus), telecommunications concession, flexible perquisites, enhanced medical coverage for the executive and his family, and use of a leased vehicle.

TELUS 2015 INFORMATION CIRCULAR • 91

Change of control

The Management Option Plan, Restricted Stock Unit Plan and Performance Stock Unit Plan contain change of control provisions that are applicable to all TELUS team members including the NEOs. See page 95 for a full description of these provisions and their effect.

The employment agreements of the NEOs do not contain any change of control provisions, except for the EC’s agreement, which contains a double-trigger change of control provision.

Confidentiality and non-compete

Each agreement contains a prohibition on the improper disclosure or use of confidential information and a one-year non-competition restriction after termination, except for the EC’s agreement, which contains a two-year non-competition restriction after termination.

Additional pensionable service

The agreements with all the NEOs provide that they will be accruing two years of pensionable service under the SRA for each full year of employment, in the time periods noted below. However, we do not grant additional core years of service for executives, and when additional pensionable service is granted, it is limited to a maximum period of five years. The additional service cannot be counted for the purpose of qualifying for early, unreduced retirement and would not be used for any other non-pension related items that might be dependent on service. As disclosed on page 84, the Company implemented a mechanism to migrate Josh and Eros from their previous pension arrangements to participation in the registered defined benefit pension plan and the SRA. Their employment agreements reflect these arrangements.

Named executive officer	Employment period
Darren Entwistle	September 1, 2006 to September 1, 2011
Joe Natale	September 1, 2006 to September 1, 2011
John Gossling	November 12, 2012 to November 12, 2017
Josh Blair	January 1, 2008 to January 1, 2013
Eros Spadotto	January 1, 2008 to January 1, 2013

Indebtedness of directors and officers

No director or officer of the Company or proposed nominee for election as a director of the Company, or any associate thereof, is or has been indebted to the Company or its subsidiaries since January 1, 2006. In compliance with the July 30, 2002 enactment of Sarbanes-Oxley Act (SOX), no new personal loans to directors and executive officers have been made or arranged, and no pre-existing personal loans have been renewed or modified since July 30, 2002.

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TELUS’ equity compensation plans

The Company has a number of equity compensation plans, as well as other compensation plans that are also tied to the performance of equity but do not fall within the Toronto Stock Exchange’s (TSX’s) definition of equity compensation plans.

For simplicity, this section groups all such plans together and provides a number of tables to highlight the key features and impact of these plans. More detailed descriptions of each plan follow the tables.

TELUS equity-based plans at a glance

Name	Type of plan		New equity grants being issued	TELUS securities issuable from treasury
	Equity-based compensation	Other
Management Option Plan	X		Yes	Yes
Directors Plan		X	Yes	No
Performance Stock Unit Plan		X	Yes	No
Restricted Stock Unit Plan		X	Yes	No
Long-Term Incentive Plan for Non-Canadian Subsidiaries		X	Yes	No

The following table provides information as at December 31, 2014 on the Shares of the Company authorized for issuance under TELUS’ equity compensation plans (as defined under the TSX rules). As at December 31, 2014, the dilution, as a result of total share option reserves, was approximately 8.07 per cent of all outstanding Shares.

Plan category	Number of securities to be issued upon exercise of outstanding options (#) A	Weighted-average exercise price of outstanding options ($) B	Number of securities remaining available for future issuance (excluding securities reflected in column A) (#) C
Equity compensation plans approved by security holders	Nil	n/a	Nil
Equity compensation plans not approved by security holders	4,667,422	23.03	44,479,794
Total	4,667,422	–	44,479,794

TELUS 2015 INFORMATION CIRCULAR • 93

Management Option Plan (TELUS Management Share Option Plan)

The Management Option Plan is the only equity compensation plan of the Company under which TELUS continues to grant options and where share options remain outstanding.

Management Option Plan at a glance

Term	Description
Participants	Eligible employees (primarily officers, senior managers and key management employees) as determined by the Human Resources and Compensation Committee (the Compensation Committee).
Term	Maximum term is 10 years from the grant date. In recent years, options have been granted with seven-year terms. Option term is automatically extended if an option expires during a blackout period.
Expiry

Unless otherwise determined by the Compensation Committee, options will expire upon the earliest of:

•  Resignation of employment by a participant (other than retirement or by reason of disability), for all options (vested and unvested)

•  Ninety days after termination of employment without just cause for vested options

•  Termination of employment without just cause for unvested options

•  Termination of employment of the participant for just cause, for all options (vested and unvested)

•  Twelve months after the death of a participant, for options that have vested on death or vest within 12 months of death, and any unvested options after this time period are forfeited

•  The end of the option term (applies to retirement and termination due to disability).

Vesting	To be determined at the time of grant. Since 2003, most grants vest only after three years from the grant date.
Exercise price

Pre-November 2006:

•  Weighted average trading price of the underlying Shares on the last business day before the grant date.

Post-November 2006:

•  Arithmetic average of the daily weighted average trading price of the underlying Shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the grant date.

Change of control	Yes. See page 95.
Clawback policy

Options granted to the Executive Chair (EC), President and Chief Executive Officer (CEO), and any Executive Vice-Presidents (EVPs), and any Shares and/or cash paid pursuant to the exercise or surrender and cancellation of such options, are subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback policy adopted by the Company, but this applies only to options granted from and after the later of January 1, 2013 or the date such person first became EC, CEO or an EVP.

Assignability	Not assignable.
Ownership restrictions

•  The total number of Shares issuable to any one participant under this plan, together with all other Shares issuable to that participant under all TELUS equity-based compensation plans (as defined by the TSX), cannot exceed five per cent of the issued and outstanding Shares at the grant date of the option

•  The total number of Shares issued to insiders within any one-year period, under all other equity-based compensation plans (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding Shares

•  The total number of Shares issuable to insiders as a group under this plan, together with Shares issuable to insiders under all other equity-based compensation plans (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding Shares

•  A majority of options granted under this plan cannot be granted to insiders.

Total number of Shares reserved for further options as of March 10	The Company currently has reserved 48,296,505 Shares for further option grants representing 7.96 per cent of the issued and outstanding Shares.
Options outstanding as of March 10	Options to purchase 4,023,960 Shares representing 0.66 per cent of the issued and outstanding Shares.
Number of options held by officers as of March 10	Options for 33,210 Shares or 0.83 per cent of the total number of options outstanding under this plan.

94  •  TELUS 2015 INFORMATION CIRCULAR

The Management Option Plan was established in 2005 as part of the separation of the original TELUS Share Option and Compensation Plan into two plans: the Management Option Plan and the Directors Plan (see next section for details). The purpose of the Management Option Plan is to strengthen retention of key management employees, to align their interests with those of the Shareholders, and to provide incentive compensation based on the value of TELUS’ Shares.

Other features

The Management Option Plan contains two different methods under which exercised options may be settled by cash in lieu of delivery of Shares, thereby reducing the number of Shares to be issued and dilution to Shareholders. These two different methods, introduced at different times, apply to different sets of options issued under the Management Option Plan and contain different terms.

Stock settlement feature

For certain options designated by the Company on or before the time options are granted, the Company may elect to have the options exchanged for a right of the option holder to receive Shares in settlement for the exchanged options. The number of Shares to be issued is obtained by multiplying (i) the number of options exercised by (ii) the number obtained when the difference between the current market price of the Shares under option at the time of exercise and the exercise price is divided by the current market price of the Shares. The current market price for this purpose is the average trading price on the TSX for the last trading day before the day of exercise. The options so exchanged are cancelled, and the number of Shares determined by the difference between the number of options exchanged and the number of Shares issued in that exchange are then added back to the applicable reservation of Shares under the Management Option Plan.

Cash settlement feature

The Management Option Plan has a cash settlement feature that permits the Company to use cash to settle the exercise of specified options designated by the Company. In November 2010, we stopped using this feature, due to changes proposed by the federal government to the tax treatment of cash settled options. An optionee exercising designated options may elect to request the Company to accept a surrender of the designated options and receive from the Company, in cash, an amount equal to the difference between the market price (volume weighted average price of the Shares under option on the TSX on the business day following the participant’s election) and the exercise price. The surrendered options will be cancelled by the Company and Shares underlying these options will be added back to the share reservation.

Change of control

The Management Option Plan contains change of control provisions. Vesting of options is subject to double-trigger change of control provisions, unless the Board decides to take another action.

Change of control is defined to be (i) a sale of greater than 50 per cent of TELUS’ consolidated assets to persons not affiliated with TELUS, (ii) a formal takeover bid being made for TELUS’ voting securities, (iii) any acquisition of 35 per cent or more of TELUS’ voting securities (excluding acquisitions by a subsidiary, the Company or any underwriter), (iv) any transaction involving the Company, its subsidiaries or its Shareholders, where record holders of the voting securities of the Company immediately before these transactions hold less than 50 per cent of the voting securities of the Company or the continuing entity, or (v) any transactions that the Board determines to be a change of control.

TELUS 2015 INFORMATION CIRCULAR • 95

However, subject to any other Board determination, a change of control specifically excludes any transactions where the record holders of the voting securities of the Company immediately before the transactions continue to have substantially the same beneficial ownership in an entity that owns, directly or indirectly, all or substantially all of the assets of the Company and its subsidiaries immediately after the transactions. Substantially all of the assets is defined to mean assets having a value greater than 90 per cent of the fair market value of the assets of the Company and its subsidiaries on a consolidated basis.

If the Board does not accelerate unvested options or replacement options upon a change of control, then with regard to any participant (i) whose employment is terminated without cause or (ii) who dies while employed within two years of the change of control, the unvested options issued to that participant before the change of control or their replacement securities will immediately vest and be exercisable for (i) 90 days following termination or (ii) 12 months following death, as applicable. Alternatively, upon a change of control, the Board may take one or more of the following actions: (i) arrange for the options to be assumed by or similar options to be substituted by the bidder or a continuing entity, subject to satisfying certain stated criteria, (ii) accelerate the vesting of the options, (iii) make a determination as to the market price for the purpose of further actions with respect to the options, (iv) arrange for cash or other compensation in exchange for a surrender of any options, or (v) make any other determinations as appropriate.

Amendment procedure

The Board, subject to any required regulatory or Shareholder approval, has the power to amend or discontinue the Management Option Plan at any time, provided that such amendment is not prejudicial to any existing option holders. The Board may, without Shareholder approval, amend the vesting of any option, extend the termination date of any option to a date that is not beyond the original expiry date, add any cashless exercise feature that also reduces the share reservation by the number of Shares underlying the exercised options, make any amendments for compliance with the United States Jobs Creation Act 2004, and make any non-material amendments to the Management Option Plan. Shareholder and, as necessary, regulatory approval is required for any material amendments, including any increase in the number of Shares reserved, any change to eligible participants that could increase participation by insiders, any financial assistance by the Company, the addition of any cashless exercise feature that does not also reduce the share reservation by the number of Shares underlying the exercised options, the addition of any provision that results in a participant receiving Shares without the Company receiving cash consideration, any material change in the method to determine the exercise price of options, addition of any right permitting a change of the price of any outstanding options, any material expansion of the type of awards available under the plan, any amendment to extend the termination date of any option beyond its original expiration date or any amendment to permit any transfer of options other than by will or applicable laws. In accordance with TSX rules, amendments to this amendment procedure provision require Shareholder approval.

Amendments to the Management Option Plan

On May 7, 2014, upon the recommendation of the Compensation Committee, the Board approved amendments to the Management Option Plan to incorporate a clawback provision consistent with the Company’s clawback policy and to provide authority to the EC to make recommendations in respect of the grant of options under the Management Option Plan. The TSX approved these amendments to the Management Option Plan.

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Directors Plan (Directors Deferred Share Unit Plan)

The Directors Plan was established to enable non-employee directors to participate in the growth and development of TELUS and to align directors’ interests with those of our Shareholders. The Directors Plan provides that a director may elect to receive his or her annual retainer and meeting fees in deferred share units (DSUs), Shares or cash. DSUs entitle the directors to a specified number of, or a cash payment based on the value of, Shares.

Directors Plan at a glance

Term	Description
Participants	Non-employee directors.
Term	DSUs do not have a fixed term.
Expiry	DSUs are valued and paid out after a director ceases to be a director for any reason at a time elected by the director in accordance with the Directors Plan.
DSU payout amount	Number of DSUs multiplied by the then applicable market price for Shares.
Vesting	All DSUs vest upon grant.
Change of control	No.
Grant price	DSUs, when granted, are based on the dollar amount allocated to the director divided by the weighted average trading price of Shares on the business day prior to grant date.
Assignability	Not assignable, other than by will or the laws of succession on devolution.
DSUs outstanding as of March 10	739,720 DSUs.

Other features

DSUs are credited with additional DSUs equivalent in value to the dividends paid on the Shares. If a participant elects to be paid out in Shares, the Shares are acquired by the plan administrator in the open market for the participant.

Amendment procedure

Subject to any regulatory approval, the Board has the power under the Directors Plan to amend or terminate the Directors Plan at any time, provided that the amendment will not reduce the rights of a participant that have accrued before the amendment or termination. This power includes the right to make any change or waiver of any conditions with respect to DSUs and to make any amendments for compliance with the United States Jobs Creation Act 2004. All amendments to the Directors Plan must be in compliance with any applicable regulatory requirements.

Amendments to the Directors Plan

On May 7, 2014, upon the recommendation of the Corporate Governance Committee, the Board approved amendments to the Directors Plan to reflect the new tiered flat fee structure.

Other existing share equity plans

In addition to the foregoing, there is one other plan, the Employee Stock Option Plan, that provides for the granting of options to acquire shares, although no options are currently outstanding or are contemplated to be granted under this plan.

TELUS 2015 INFORMATION CIRCULAR • 97

Performance Stock Unit Plan

As noted on page 64, the Performance Stock Unit Plan is a medium-term incentive plan that awards executive performance stock units (EPSUs) and management performance stock units (MPSUs) that are pegged to the value of the Shares.

The Performance Stock Unit Plan, formerly known as the Executive Stock Unit Plan, was first implemented in 2002 for Executive Leadership Team (ELT) members and expanded in 2011 to include designated senior management team members. The purpose of this plan is to link a portion of the at-risk compensation to both the achievement of performance targets and total shareholder return, and to promote the retention of executives.

The participants may elect to take payments under the Performance Stock Unit Plan in cash or Shares purchased in the market or, subject to all necessary corporate and regulatory approvals, in Shares issued from treasury.

When dividends on Shares are declared and paid during the life of an EPSU or MPSU, additional EPSUs or MPSUs, as the case may be, equivalent in value to dividends paid on the Shares, are credited to the participant’s account. These dividend equivalents do not vest unless the applicable EPSUs or MPSUs vest.

Performance Stock Unit Plan at a glance

Term	Description
Participants	Members of the ELT as approved by the Compensation Committee. Since February 2011, members may also include a broader group of senior management below the executive level as approved by the CEO.
Vesting

•  EPSUs and MPSUs vest and become payable in equal annual instalments over approximately a three-year period, subject to permitted deferrals

•  All EPSUs and MPSUs vest and are paid out before the end of the second year after the grant year.

Change of control	Yes. See below.
Clawback policy

EPSUs granted to the EC, CEO and any EVPs, including any EPSU dividends related to such EPSUs, and/or any payment made in cash or shares in respect of such EPSUs, are subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback policy adopted by the Company, but this applies only to EPSUs granted from and after the later of January 1, 2013 or the date such person first became EC, CEO or an EVP.

Payout amount

Arithmetic average of the daily weighted average trading price of Shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the vesting date.

Payment / termination

Unless otherwise determined by the Compensation Committee (or by the CEO with respect to grants below the ELT level), and subject to permitted deferrals, payment (or forfeiture) occurs upon the earliest of:

•  Sixty days after resignation of employment by a participant (other than by reason of retirement or disability) – all vested EPSUs and MPSUs and paid, all unvested EPSUs or MPSUs forfeited immediately upon such resignation

•  Termination of employment for just cause – all vested and unvested EPSUs and MPSUs forfeited immediately

•  Sixty days after termination of employment without just cause – all vested and unvested EPSUs and MPSUs are paid

•  Sixty days after retirement or termination as a result of disability – all vested and unvested EPSUs and MPSUs are paid

•  Sixty days after the death of a participant – all vested and unvested EPSUs and MPSUs are paid

•   Within 30 days following the normal vesting date – all vested EPSUs and MPSUs are paid.

Change of control

The Performance Stock Unit Plan contains change of control provisions equivalent to those in the Management Option Plan. These provisions generally provide that upon a change of control, as defined in these plans, the Board has the discretion to take certain actions such as the conversion of outstanding EPSUs and MPSUs into stock units under a similar plan of a publicly traded successor corporation, the vesting of all unvested EPSUs or MPSUs, or the provision of cash or other consideration in exchange for cancelling outstanding EPSUs or MPSUs. If the Board decides not to take any of the discretionary permitted actions, then the outstanding EPSUs and MPSUs will vest as set out for each defined change of control. However, for EPSUs and MPSUs granted after February 13, 2013, the Plan was amended to provide that the default is a double trigger as described for the Management Option Plan on page 95.

Amendments to the Performance Stock Unit Plan

On May 7, 2014, the Compensation Committee approved amendments to the Performance Stock Unit Plan to modify the governance and clawback provisions and to refer to the EC. On November 4, 2014, the Compensation Committee approved housekeeping amendments to the Performance Stock Unit Plan to clarify the retirement provisions.

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Restricted Stock Unit Plan

As noted on page 65, the Restricted Stock Unit Plan is a long-term incentive (LTI) plan that awards restricted stock units (RSUs), which, as of February 4, 2013, are pegged to the value of the Shares.

The purpose of the Restricted Stock Unit Plan is to align the interests of management with those of Shareholders by providing incentive compensation based on the value of Shares and to promote retention. This strategy provides an opportunity for participants to acquire, through RSUs, an increased ownership interest in the Company.

The participants may elect to take payments under the Restricted Stock Unit Plan in cash or Shares purchased in the market or, subject to all necessary corporate and regulatory approvals, in Shares issued from treasury.

When dividends on Shares are paid during the life of an RSU, additional RSUs equivalent in value to dividends paid on the Shares are credited to the participant’s account. These dividend equivalents do not vest unless the RSUs vest.

Restricted Stock Unit Plan at a glance

Term	Description
Participants	Members of the executive management and other employees (primarily senior and key management) as approved by the Compensation Committee.
Vesting	Typically, RSUs vest and become payable in the second year after the grant year.
Change of control	Yes. See below.
Clawback policy

RSUs granted to the EC, CEO and any EVPs, including any RSU dividends related to such RSUs, and/or any payment made in cash or shares in respect of such RSUs are subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback policy adopted by the Company, but this applies only to RSUs granted from and after the later of January 1, 2013 or the date such person first became EC, CEO or an EVP.

Payout amount

Time-vesting: Arithmetic average of the daily weighted average trading price of Shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the vesting date.

Performance-contingent: 75% weighted to total shareholder return against a peer group compared to a three-year forecast; 25% weighted to total customer connections compared to a three-year forecast.

Payment/termination

Unless otherwise determined by the Compensation Committee, payment (or forfeiture) occurs upon the earliest of:

•  Sixty days after resignation of employment by a participant (other than by reason of retirement or disability) – all vested RSUs are paid, all unvested RSUs are forfeited immediately upon such resignation

•  Termination of employment of the participant for just cause – all vested and unvested RSUs are forfeited immediately

•  Sixty days after termination of employment without just cause – all vested RSUs are paid and all unvested RSUs are forfeited on the date of termination

•  Sixty days after retirement or termination as a result of disability – all vested and unvested RSUs are paid; for performance-contingent RSUs, payment occurs on the original valuation date

•  Sixty days after the death of a participant – all vested and unvested RSUs are paid; payout ratio deemed at 100% for performance-contingent RSUs

•  Within 30 days following the normal vesting date – all vested RSUs are paid.

Change of control

The Restricted Stock Unit Plan contains change of control provisions equivalent to those in the Management Option Plan and Performance Stock Unit Plan. For details, see the description of these provisions for the Management Option Plan on page 95.

Amendments to Restricted Stock Unit Plan

On May 7, 2014, the Compensation Committee approved amendments to the Restricted Stock Unit Plan to modify the governance and clawback provisions and to refer to the EC. On November 4, 2014, the Compensation Committee approved housekeeping amendments to the Restricted Stock Unit Plan to clarify the retirement provisions.

TELUS 2015 INFORMATION CIRCULAR • 99

Long-Term Incentive Plan for Non-Canadian Subsidiaries

The Long-Term Incentive Plan for Non-Canadian Subsidiaries (the LTI Plan) was established in 2012 to provide certain international executive and management employees of non-Canadian subsidiaries of TELUS with an incentive and opportunity to share in the total shareholder return of the Company and to provide for retention of such employees. The LTI Plan provides an opportunity for participants to acquire, through LTI units, an increased ownership interest in the Company. LTI units are based on the value of the Shares.

All payments pursuant to the LTI Plan will be paid in cash only. No Shares may be purchased in the market or issued from treasury.

When dividends on Shares are paid during the life of an LTI unit, additional LTI units equivalent in value to the dividends paid on the Shares are credited to the participant’s account. These dividend equivalents do not vest unless the LTI units vest.

LTI Plan at a glance

Term	Description
Participants

Members of the executive management and other employees (primarily senior and key management) of non-Canadian subsidiaries who are non-residents of Canada (for purposes of the Income Tax Act (Canada)), as approved by the CEO.

Vesting	Typically, LTI units vest and become payable in the second year after the grant year.
Change of control	Yes. See below.
Payout amount

Arithmetic average of the daily weighted average trading price of Shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the vesting date.

Payment/termination

Unless otherwise determined by the Compensation Committee, payment (or forfeiture) occurs upon the earliest of:

•             Termination of employment (for just cause or without just cause) and retirement of the participant – all unvested LTI units forfeited immediately upon such termination; vested LTI units continue to be payable according to vesting schedule (within 30 days of the normal vesting date)

•             Sixty days after termination as a result of disability – all vested and unvested LTI units are paid

•             Sixty days after the death of a participant – all vested and unvested LTI units are paid

•             Within 30 days following the normal vesting date – all vested LTI units are paid.

Change of control

The LTI Plan contains change of control provisions equivalent to those in the Management Option Plan, Restricted Stock Unit Plan and Performance Stock Unit Plan. For LTI units granted after February 26, 2013, the LTI Plan was amended to provide that the default is a double trigger as described for the Management Option Plan on page 95.

100 • TELUS 2015 INFORMATION CIRCULAR

Additional Information

Interest of certain persons in material transactions

None of the insiders of the Company, no nominee for election as a director of the Company and no associate as affiliate of such persons or companies has any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

Additional matters and information

Additional financial information is contained in TELUS’ Annual Information Form and the audited Consolidated financial statements of the Company for the year ended December 31, 2014 and Management’s discussion and analysis thereon. These documents are available upon request to TELUS’ Corporate Secretary at 5 – 3777 Kingsway, Burnaby, B.C., V5H 3Z7. TELUS’ public documents are filed on sedar.com and sec.gov. Unless otherwise indicated, information in this circular is provided as at March 10, 2015.

TELUS 2015 INFORMATION CIRCULAR • 101

Appendix A: Terms of reference for the Board of Directors

1.        Introduction

The Board is responsible for the stewardship of the Company and overseeing the management of the Company’s business and affairs. The Board may discharge its responsibilities by delegating certain duties to committees of the Board and to management. The specific duties delegated to each committee of the Board are outlined in the terms of reference for those committees.

2.        No delegation

2.1                 The Board may not delegate the following matters to any committee:

a)             The removal of a director from or the filling of a vacancy on the Board or any Board committee

b)             The issuance of securities except on the terms authorized by the directors

c)              The declaration of dividends

d)             The purchase, redemption or any other form of acquisition of shares issued by the Company except on terms authorized by the directors

e)             The appointment or removal of the President or the CEO

f)                The establishment of any Board committee and its terms of reference and the modification of the terms of reference of any existing committee

g)             The adoption, amendment or repeal of the charter documents of the Company

h)             Any other matter which is required under applicable corporate or securities laws to be decided by the Board as a whole.

3.        Board of Directors

3.1     Composition

a)             The number of directors to be elected at a meeting of the shareholders will be a minimum of 10 and a maximum of 16 directors, including the Chair, a majority of whom are independent directors.

b)             Subject to election by the shareholders and the requirements of the applicable laws, the Company’s charter documents and the rules of any stock exchanges on which the shares of the Company are listed, the CEO will be a member of the Board.

c)              The Chair of the Board must be an independent director. If this is not desirable in the circumstances, an independent Lead Director shall be appointed.

3.2     Meetings

a)             The Board will meet at least once each quarter and, including such quarterly meetings, a minimum of five times a year. Some of the Board’s meetings should be held in locations other than Vancouver.

b)             The Chair, with the assistance of the Lead Director (if there is one), CEO and the Corporate Secretary, will be responsible for the agenda for each Board meeting.

c)              The Board encourages management to attend Board meetings, where appropriate, to provide additional insight to matters being considered by the Board.

d)             The Board should have an in-camera session without management present, including any management directors, as a regular feature of each Board meeting.

e)             The quorum necessary for the transaction of business of the directors may be set by the directors to a number not less than 50 per cent of the directors in office, and if not so set, is deemed to be a majority of the directors in office.

f)                To the extent possible, Board materials will be made available in electronic format.

3.3                Election or appointment of directors

The Board, following a recommendation by the Corporate Governance Committee, will:

a)             Approve the management slate of nominees proposed for election at annual general meetings of the Company

b)             Approve candidates to fill any casual vacancy occurring on the Board

c)              Fix the number of directors as permitted by the Company’s charter documents.

3.4                Compensation and Share ownership requirement

Appendix I – Director Compensation and Share Ownership Criteria lists the current levels of directors’ compensation and the shareholdings required of directors of the Company.

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3.5     Committees of the Board

The Board will have the following committees and, after considering the recommendation of the Corporate Governance Committee, approve and/or modify their terms of reference:

a)             Audit Committee – Appendix E

b)             Corporate Governance Committee – Appendix F

c)              Human Resources and Compensation Committee – Appendix G

d)             Pension Committee – Appendix H

The Board may establish a new standing or ad hoc committee. Not less than a majority of the members of any new standing or ad hoc committee will be independent directors.

Each committee will report to the Board on its meetings and each member of the Board will have access to minutes of committee meetings, regardless of whether the director is a member of such committee. See Appendix D – Terms of Reference for Committees of the Board of Directors.

4.                       Selection of management

4.1.              In accordance with the Company’s charter documents, the Board will appoint and replace the CEO of the Company and, after considering the recommendation of the Human Resources and Compensation Committee, approve the CEO’s compensation.

4.2.              Upon considering the advice of the CEO and the recommendation of the Human Resources and Compensation Committee, the Board will approve the appointment of all members of the Executive Leadership Team.

4.3.              The Board is responsible for satisfying itself as to the integrity of the CEO and other senior management of the Company.

4.4.              The Board is responsible for overseeing succession planning.

5.                       Strategy determination

The Board will:

a)             Annually consider and approve the Company’s objectives and goals, its strategic plan to achieve those objectives and goals and approve any material changes thereto

b)             Monitor and assess the resources required to implement the Company’s strategic plan

c)              Monitor and assess developments which may affect the Company’s strategic plan

d)             Evaluate and, as required, enhance the effectiveness of the strategic planning process

e)             Monitor and, as required, enhance the execution of the strategic plan by management and monitor corporate performance against the Company’s objectives and goals.

6.                       Material transactions

6.1      Subject to delegation by the Board to management and to committees of the Board, the Board will review and approve all material transactions and investments.

7.                       Public reporting

The Board is responsible for:

a)             Ensuring that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis

b)             Ensuring that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements

c)              Ensuring that appropriate policies and procedures are in place to ensure the timely disclosure of any other developments that have a significant and material impact on the Company

d)             Reporting annually to shareholders on its stewardship for the preceding year

e)             Reporting annually to shareholders on the key strategic objectives of the Company and how the Company’s approach to executive compensation is designed to motivate management to achieve them

f)                Providing for measures that promote engagement with and feedback from shareholders.

TELUS 2015 INFORMATION CIRCULAR • 103

8.                       Risk oversight and management

8.1                 The Board is responsible for ensuring the timely identification of material risks to the Company’s business and the implementation of appropriate systems and processes to identify, monitor and manage material risks. In discharging this duty, the Board will review and assess annually:

a)             The Company’s risk management program, including risk tolerance and integrated enterprise risk assessment

b)             The quality and adequacy of risk-related information provided to the Board by management, to ensure that the Board (directly or through its committees) is made aware of the Company’s material risks on a timely basis, and has sufficient information and understanding to evaluate these risks, how they may affect the Company and how management addresses them

c)              The respective responsibilities of the Board, each Board committee and management for risk oversight and management of specific risks, to ensure that the risk oversight function is coordinated and appropriately covered through these bodies, and to ensure a shared understanding as to accountabilities and roles.

8.2                 In addition to the specific risk oversight responsibilities the Board has allocated to its committees, the Board will review, on an annual or more frequent basis, as appropriate, those risks that are specifically allocated to the Board for review.

8.3                 The Board is also responsible for ensuring the integrity of the Company’s internal control, disclosure control and management information systems.

9.                       Procedures and policies

The Board will monitor compliance with all significant policies and procedures by which the Company is operated.

10.                Legal requirements

10.1          The Board will monitor and ensure compliance with all applicable laws and regulations.

10.2          The Board will strive to ensure that all corporate documents and records have been properly prepared, approved and maintained.

11.                Evaluation

The Board will evaluate annually the effectiveness of the Board as a whole, individual directors, committees, the Lead Director (if there is one) and the Chair. See Appendix L – Board and Director Evaluation Process.

References to appendices in Appendix A of this information circular relate to the TELUS Board Policy Manual, which can be found on telus.com/governance.

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ONLINE INFORMATION

Every day, we are providing the information you need.

At TELUS, we are working hard to deliver an exceptional online experience to ensure you can find what you want, when you want it. Stay current with the latest TELUS investor information and sign up for email alerts by visiting telus.com/investors.

•	Annual meeting shareholder documents and proxy materials	telus.com/agm

•	TELUS annual report	telus.com/annualreport

•	Signing up for e-delivery of shareholder documents	telus.com/electronicdelivery

•	Latest quarterly financial documents	telus.com/quarterly

•	Senior management events and webcasts	telus.com/investors

•	Corporate governance practices	telus.com/governance

•	Dividend reinvestment and share purchase plan details	telus.com/drisp

TELUS Corporation	telus.com	@telus	Instagram.com/telus
555 Robson Street
Vancouver, British Columbia	facebook.com/telus	youtube.com/telus	Linkedin.com/company/telus
Canada V6B 3K9
phone (604) 697-8044
fax (604) 432-9681

Printed in Canada Please recycle